2009 ANNUAL REPORT


Amkor
Technology®

ENABLING A MICROELECTRONIC WORLD®

Enabling a Microelectronic World®

Amkor is one of the world's largest providers of contract semiconductor assembly and test services. Founded in 1968, Amkor pioneered the concept of having a highly focused third party provide assembly and test to semiconductor manufacturers. By capitalizing on strong outsourcing trends and consistently meeting customer needs, Amkor has enjoyed significant growth over its 40-year history.

Today we are a strategic manufacturing partner for many of the world's leading semiconductor companies and electronics OEMs, providing our customers with a broad array of package design, assembly and test solutions. Amkor's operational base encompasses more than 5 million square feet of manufacturing facilities, product development centers, and sales and support offices located in key electronics manufacturing regions in Asia, Europe and the United States.



Amkor®
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Semiconductor manufacturing is generally defined in two stages. In the first stage, called the "front end", complex electronic circuitry is deposited onto silicon wafers through a process called wafer fabrication. In the "back end", also known as packaging (or assembly) and test, the silicon wafer is cut into individual chips, and each chip is placed in a protective housing that provides a proper electrical connection between the chip and the system board. For most advanced semiconductor devices, these packages are custom designed for specific applications. The packages are then tested to ensure that they meet appropriate performance criteria.

If you look inside a microelectronic product you won't see Amkor's name on the actual packages, but you will see the names of our customers – approximately 250 of the world's leading semiconductor suppliers.


Amkor
Technology®

1900 South Price Road
Chandler, Arizona 85286

April 7, 2010

To Our Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders of Amkor Technology, Inc. The Annual Meeting will be held on Monday, May 3, 2010 at 9:00 a.m., at Embassy Suites, Philadelphia — Valley Forge, located at 888 Chesterbrook Blvd., Chesterbrook, Pennsylvania, telephone number (610) 647-6700.

The actions expected to be taken at the Annual Meeting are described in detail in the attached Proxy Statement and Notice of Annual Meeting of Stockholders.

We also encourage you to read our Annual Report. It includes information about our company, as well as our audited financial statements. A copy of our Annual Report was previously sent to you or is included with this Proxy Statement.

Please use this opportunity to take part in the affairs of Amkor by voting on the business to come before this meeting. **Whether or not you plan to attend the meeting in person, please complete, sign, date and return the accompanying proxy in the enclosed postage-prepaid envelope or submit your proxy by internet or telephone to ensure that your shares are represented at the Annual Meeting.** Returning the proxy does **NOT** deprive you of your right to attend the meeting and to vote your shares in person for the matters to be acted upon at the meeting.

Thank you for your continuing support.

Sincerely,

James J. Kim
Executive Chairman of the Board

AMKOR TECHNOLOGY, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held on May 3, 2010

Dear Amkor Stockholder:

On Monday, May 3, 2010, Amkor Technology, Inc., a Delaware corporation, will hold its 2010 Annual Meeting of Stockholders at the Embassy Suites, Philadelphia — Valley Forge, 888 Chesterbrook Blvd., Chesterbrook, Pennsylvania, telephone number (610) 647-6700. The meeting will begin at 9:00 a.m.

Only stockholders of record who held shares of Amkor common stock at the close of business on March 15, 2010 may vote at this meeting or any adjournments or postponements that may take place. A complete list of stockholders entitled to vote at the Annual Meeting will be available for examination by the stockholders for any purpose relating to the meeting at our principal executive offices at 1900 South Price Road, Chandler, Arizona for a period of at least ten days prior to the meeting. The list also will be available at the Annual Meeting.

At the meeting stockholders will be asked to:

1. Elect the Board of Directors.
2. Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2010.
3. Transact such other business properly presented at the meeting.

The Board of Directors recommends that you vote in favor of the two proposals outlined in this proxy statement.

The approximate mailing date of this proxy statement and proxy card is April 7, 2010.

BY ORDER OF THE BOARD OF DIRECTORS



Gil C. Tily
Executive Vice President, Chief
Administrative Officer, General Counsel and
Corporate Secretary

April 7, 2010
Chandler, Arizona

YOUR VOTE IS IMPORTANT

To assure your representation at the Annual Meeting, you are requested to complete, sign and date the enclosed proxy as promptly as possible and return it in the enclosed postage-prepaid envelope, or submit your proxy by internet or telephone.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to Be Held on May 3, 2010. The Proxy Statement for the 2010 Annual Meeting of Stockholders and our Annual Report to Stockholders for the year ended December 31, 2009 are available at: *www.edocumentview.com/amkr.*

AMKOR TECHNOLOGY, INC.

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

This proxy statement is furnished in connection with the solicitation of proxies by Amkor Technology, Inc.'s Board of Directors. The proxies will be voted at the Annual Meeting of Stockholders to be held on Monday, May 3, 2010, at 9:00 a.m., and at any adjournments or postponements that may take place.

The Annual Meeting will be held at Embassy Suites, Philadelphia — Valley Forge, 888 Chesterbrook Blvd., Chesterbrook, Pennsylvania, telephone number (610) 647-6700. Our principal executive offices are located at 1900 South Price Road, Chandler, Arizona 85286, telephone number (480) 821-5000.

We intend to mail definitive copies of these proxy materials on or about April 7, 2010 to stockholders of record who held our common stock at the close of business on March 15, 2010.

The following is important information in a question-and-answer format regarding the Annual Meeting and this proxy statement.

Q: What may I vote on?

A: 1. The election of eight nominees to serve on our Board of Directors; and

2. The ratification of the appointment of PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as our independent registered public accounting firm for the year ending December 31, 2010.

Q: How does the Board recommend I vote on the proposals?

A: The Board recommends a vote FOR each of the director nominees, and FOR the ratification of the appointment of PricewaterhouseCoopers as our independent registered public accounting firm for 2010.

Q: Who is entitled to vote?

A: Stockholders of record as of the close of business on March 15, 2010 (the "Record Date") are entitled to vote at the Annual Meeting. Each stockholder is entitled to one vote for each share of common stock held on the Record Date. As of the Record Date,183,241,328 shares of Amkor's common stock were issued and outstanding.

Q: How do I vote?

A: Registered holders may vote:

- In person at the Annual Meeting;
- By mail by signing and dating each proxy card you receive and returning it in the postage-prepaid envelope; or
- By internet or telephone, by following the instructions on the proxy card.

If your shares are held by a bank, brokerage firm or other record holder, please refer to your proxy card or other information provided to you for instructions on how to vote.

If you hold your shares through a broker and do not provide your broker with specific voting instructions, under the rules that govern brokers in such circumstances, your broker will have the discretion to vote such shares on routine matters, but not on non-routine matters. Even though we are a Nasdaq-listed company, the New York Stock Exchange ("NYSE") rules govern how a broker licensed by the NYSE can vote shares it holds on behalf of stockholders of Nasdaq-listed companies. As a result:

- Your broker will not have the authority to exercise discretion to vote your shares with respect to the election of directors, because NYSE rules treat those matters as non-routine.

- Your broker will have the authority to exercise discretion to vote your shares with respect to the appointment of PricewaterhouseCoopers as our independent registered public accounting firm for the year ending December 31, 2010, because that matter is treated as routine under NYSE rules.

Because the proposals to be acted upon at the 2010 Annual Meeting include both routine and non-routine matters, we anticipate that brokers may return proxy cards that vote uninstructed shares "FOR" or "AGAINST" the ratification of the appointment of PricewaterhouseCoopers as our independent registered public accounting firm for 2010, but expressly state that the broker is NOT voting on the election of directors. A broker's withholding of a vote, in this case with respect to the election of directors, is referred to as a "broker non-vote".

Q: How can I change my vote or revoke my proxy?

A: If you are a registered holder, you have the right to revoke your proxy and change your vote at any time before the meeting by submitting a later-dated proxy by mail, internet or telephone or by mailing a written notice of revocation to the attention of Amkor's Secretary, Amkor Technology, Inc., 1900 South Price Road, Chandler, Arizona 85286. If your shares are held by a bank, brokerage firm or other record holder, please contact that firm or holder for instructions on how to change your vote or revoke your proxy.

Q: What does it mean if I get more than one proxy card?

A: It means you hold shares registered in more than one account. Submit all proxies to ensure that all your shares are voted.

Q: What is a "quorum"?

A: A "quorum" is a majority of the outstanding shares present at the meeting or represented by proxy. There must be a quorum for the meeting to be held and action to be validly taken. If you submit a properly executed proxy, even if you abstain from voting, then your shares will be counted toward the presence of a quorum. Abstentions are not counted in the tally of votes **FOR** or **AGAINST** a proposal. A withheld vote is the same as an abstention. If a broker indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter (broker non-votes), those shares will not be counted as present or represented for purposes of determining whether stockholder approval of that matter has been obtained but will be counted for purposes of establishing a quorum.

Q: Who can attend the Annual Meeting?

A: All stockholders as of the Record Date may attend. For stockholders of record, government-issued picture identification will be required to enter the meeting. If your shares are held in street name, please bring proof of share ownership with you to the Annual Meeting as well as your government-issued picture identification. A copy of your brokerage account statement or an omnibus proxy (which you can get from your broker) will serve as proof of share ownership. Individuals arriving at the meeting site will not be admitted unless we can verify ownership as of the Record Date as described above or by some other means.

Q: How will voting on any other business be conducted?

A: Although we do not know of any business to be considered at the 2010 Annual Meeting other than the proposals described in this proxy statement, if any other business is properly presented at the Annual Meeting, your proxy gives authority to James J. Kim, Amkor's Executive Chairman, and Kenneth T. Joyce, Amkor's President and Chief Executive Officer, to vote your shares on such matters at their discretion.

Q: How and when may I submit proposals for the 2011 Annual Meeting?

A: To have your proposal included in our proxy statement and form of proxy for the 2011 Annual Meeting of Stockholders, we must receive your written proposal no later than December 8, 2010. You may submit proposals after this date for consideration at the 2011 Annual Meeting of Stockholders, but we are not required to include any proposal submitted after this date in the proxy statement or proxy card.

If you intend to submit a proposal or nomination for director for the 2011 Annual Meeting (but not seek inclusion of such proposal or nomination in the company's proxy materials), you must comply with the advance notice provisions in our bylaws. To be timely, we must receive written notice of your proposal no earlier than January 3, 2011 and no later than February 2, 2011.

All proposals must, under law, be an appropriate subject for stockholder action and must be submitted in writing to Amkor's Secretary, Amkor Technology, Inc., 1900 South Price Road, Chandler, Arizona 85286. You should also be aware of certain other requirements you must meet to have your proposal brought before the 2011 Annual Meeting. These requirements are explained in Rule 14a-8 of the Securities Exchange Act of 1934, as amended, and in our bylaws.

Q: Who is soliciting proxies?

A: This solicitation of proxies is made by the Board of Directors. All related costs will be borne by Amkor.

We have retained the services of Georgeson Inc. to aid in the distribution of our Annual Meeting materials to brokers, bank nominees and other institutional owners. We estimate we will pay Georgeson Inc. a fee of approximately $1,800 for such services.

Proxies may also be solicited by certain of Amkor's officers and regular employees, without additional compensation, in person or by telephone or facsimile.

PROPOSAL ONE

ELECTION OF DIRECTORS

There are eight incumbent candidates nominated for election to the Board of Directors ("Board of Directors" or "Board") this year. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the election of the eight nominees named below. Each nominee has consented to be named as a nominee in this proxy statement and to serve as a director if elected. Should any nominee become unable or decline to serve as a director or should additional persons be nominated at the meeting, the proxy holders intend to vote all proxies received by them in such a manner as will assure the election of as many nominees identified below as possible (and, if additional nominees have been designated by the Board to fill any vacancies, in such manner as to elect such additional nominees). Our nominees for the election of directors include five independent directors, as defined in the applicable rules for companies traded on Nasdaq. At the recommendation of our Nominating and Governance Committee, the Board has selected the nominees to serve as directors for a one-year term until our next annual meeting or until their successor is duly elected. We expect that each nominee will be able to serve as a director.

Required Vote

Directors are elected by a plurality of votes cast, so the eight candidates receiving the highest number of affirmative votes cast will be elected as directors. Votes withheld and broker non-votes are not counted toward the total votes cast in favor of a nominee.

The Board unanimously recommends a vote FOR the election of each of the nominees for director below.

Nominees for the Board of Directors

The following table sets forth the names and the ages as of March 31, 2010 of our eight incumbent directors who are being nominated for re-election to the Board of Directors.

Name	Age	Position
James J. Kim	74	Executive Chairman of the Board
Kenneth T. Joyce	62	President, Chief Executive Officer and Director
Roger A. Carolin(1)(2)(4)	54	Director
Winston J. Churchill(3)(4)	69	Director
John T. Kim	40	Director
Stephen G. Newberry(2)(3)(4)	56	Director
John F. Osborne(1)(2)(4)	65	Director
James W. Zug(1)(3)(4)	69	Director

Notes

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

(3) Member of Nominating and Governance Committee.

(4) Qualifies as "independent" under the definition set forth in the Nasdaq listing standards and U.S. Securities and Exchange Commission ("SEC") regulations, as determined by the Board of Directors.

Biographies of Nominees for the Board of Directors

James J. Kim. James J. Kim, 74, was appointed as Executive Chairman of the Board of Directors in October 2009. Mr. Kim served as our Chairman and Chief Executive Officer from September 1997 until October 2009. Mr. Kim founded our predecessor, Amkor Electronics, Inc., in 1968 and served as its Chairman from 1970 to April

1998. Mr. James J. Kim is the father of John T. Kim, a member of our Board, and brother to JooHo Kim, the President of Amkor Technology Korea and Executive Vice President Worldwide Manufacturing Operations.

As a result of these and other professional experiences and his 40 years of service as our Chairman and Chief Executive Officer, Mr. Kim has a comprehensive understanding of the semiconductor industry and our business, and possesses particular knowledge and experience in strategic planning and customer relationships, manufacturing and operations, and the finance areas relevant to the company, which are among the key attributes which qualify Mr. Kim for election to Amkor's Board.

Kenneth T. Joyce. Kenneth T. Joyce, 62, was appointed to the position of Chief Executive Officer and named to the Board of Directors in October 2009. Previously, Mr. Joyce served as President and Chief Operating Officer from May 2008, as Executive Vice President and Chief Operating Officer from February 2008 and as Executive Vice President and Chief Administrative Officer from November 2007. Mr. Joyce served as Amkor's Executive Vice President and Chief Financial Officer from July 1999 to November 2007. Mr. Joyce began his accounting career in 1971 at KPMG Peat Marwick, and is a certified public accountant. Mr. Joyce earned a B.S. in Accounting from Saint Joseph's University and an M.B.A. in Finance from Drexel University.

As a result of these and other professional experiences, Mr. Joyce has a comprehensive understanding of the semiconductor industry and broad management experience in our business, and possesses particular knowledge and experience in strategic planning and customer relationships, finance, administration and operations relevant to our business, which are among the key attributes which qualify Mr. Joyce for election to Amkor's Board.

Roger A. Carolin. Roger A. Carolin, 54, was elected to our Board of Directors in February 2006. Mr. Carolin is currently a Venture Partner at SCP Partners, a multi-stage venture capital firm that invests in technology-oriented companies, a position he has held since 2004. Mr. Carolin works to identify attractive investment opportunities and assists portfolio companies in the areas of strategy development, operating management and intellectual property. Mr. Carolin co-founded CFM Technologies, Inc., a global manufacturer of semiconductor process equipment, and served as its Chief Executive Officer for 10 years until the company was acquired. Mr. Carolin formerly worked for Honeywell, Inc. and General Electric Co., where he developed test equipment and advanced computer systems for on-board missile applications. Mr. Carolin holds a B.S. in Electrical Engineering from Duke University and an M.B.A. from the Harvard Business School.

As a result of these and other professional experiences and his prior service on our Board, Mr. Carolin has a significant understanding of the semiconductor industry and our business and possesses particular knowledge and experience in the technology, new business opportunities, the semiconductor supply chain, operations, management and finance areas relevant to our business, which are among the key attributes which qualify Mr. Carolin for election to Amkor's Board.

Winston J. Churchill. Winston J. Churchill, 69, has been a director of Amkor since July 1998. Mr. Churchill is the managing general partner of SCP Partners, a multi-stage venture capital firm that invests in technology-oriented companies. Mr. Churchill is also Chairman of CIP Capital Management, Inc., an SBA-licensed private equity fund. Previously, Mr. Churchill was a managing partner of Bradford Associates, which managed private equity funds on behalf of Bessemer Securities Corporation and Bessemer Trust Company. From 1967 to 1983, Mr. Churchill practiced law at the Philadelphia firm of Saul Ewing, LLP, where he served as Chairman of the Banking and Financial Institutions Department, Chairman of the Finance Committee and was a member of the Executive Committee. Mr. Churchill is a director of Griffin Land and Nurseries, Inc., Innovative Solutions and Support, Inc. and of various SCP portfolio companies. In addition, he serves as a director on the boards of a number of charities and as a trustee of educational institutions including Immaculata University, the Gesu School and the Young Scholars Charter School, and is a Trustee Fellow of Fordham University. From 1989 to 1993, Mr. Churchill served as Chairman of the Finance Committee of the Pennsylvania Public School Employees' Retirement System.

As a result of these and other professional experiences and his prior service on our Board, Mr. Churchill has a significant understanding of our business, and possesses particular knowledge and experience in the technology, corporate governance, finance and legal areas relevant to our business, which are among the key attributes which qualify Mr. Churchill for election to Amkor's Board.

John T. Kim. John T. Kim, 40, has been a director of Amkor since August 2005. Mr. Kim served in various capacities at Amkor between 1992 and 2005, as an Amkor employee and as an employee of our predecessor, Amkor Electronics, Inc., including as Director of Investor Relations, Director of Corporate Development and as Director of Procurement. Mr. Kim resigned as an Amkor employee when he was elected to our Board of Directors. Mr. John T. Kim is the son of James J. Kim, our Executive Chairman of the Board of Directors and a nephew of Mr. JooHo Kim.

As a result of his 18 years of service in various capacities at Amkor, including service on our Board, Mr. Kim has a significant understanding of the semiconductor industry and our business, and possesses particular knowledge and experience in our business and operations, and as an investor, which are among the key attributes which qualify Mr. Kim for election to Amkor's Board.

Stephen G. Newberry. Stephen G. Newberry, 56, was elected to our Board of Directors in March 2009. Mr. Newberry is the President and Chief Executive Officer and a director of Lam Research, a supplier of wafer fabrication and equipment services to the semiconductor industry, positions he has held since June 2005. Mr. Newberry joined Lam Research in August 1997 as Executive Vice President and Chief Operating Officer and was promoted to the position of President and Chief Operating Officer in July 1998. Prior to joining Lam Research, Mr. Newberry was Group Vice President of global operations and planning at Applied Materials, Inc. During his 17 years at Applied Materials, he held various positions of increasing responsibility including assignments in manufacturing, product development, sales and marketing, and customer service. Mr. Newberry served five years in naval aviation prior to joining Applied Materials. Mr. Newberry also serves as a director of SEMI, a global semiconductor industry trade association. Mr. Newberry is a graduate of the U.S. Naval Academy and the Harvard Business School.

As a result of these and other professional experiences and his prior service on our Board, Mr. Newberry has a significant understanding of the semiconductor industry and the semiconductor supply chain and possesses particular knowledge and experience in the management, operating and technology areas relevant to our business. Mr. Newberry's position as the President and CEO of a public company in our industry also provides the Board with valuable experience regarding compensation, corporate governance, finance and other relevant matters. The foregoing are among the key attributes which qualify Mr. Newberry for election to Amkor's Board.

John F. Osborne. John F. Osborne, 65, has been a director of Amkor since August 2007. Since January 1998, Mr. Osborne has been President of Competitive Customer Support, an advisor to companies that manufacture integrated circuits or supply materials, equipment and services to the microelectronics industry. From 1988 to 1996, Mr. Osborne was a member of the executive staff of Lam Research, a supplier of wafer fabrication and equipment services to the semiconductor industry. At Lam, Mr. Osborne held the positions of Vice President of Strategic Development, Vice President of Quality and Vice President of Customer Support. Prior to joining Lam, Mr. Osborne held management positions at both Motorola, Inc. and Royal Philips Electronics from 1967 to 1985. Mr. Osborne serves on the Strategic Advisory Board of DuPont Electronic Technologies. Mr. Osborne holds a degree in Metallurgical Engineering from the Colorado School of Mines.

As a result of these and other professional experiences and his prior service on our Board, Mr. Osborne has a significant understanding of the semiconductor industry and possesses particular knowledge and experience in the finance, management, markets, strategic opportunities, operating and technology areas relevant to our business, which are among the key attributes which qualify Mr. Osborne for election to Amkor's Board.

James W. Zug. James W. Zug, 69, has been a director of Amkor since January 2003. Mr. Zug retired from PricewaterhouseCoopers in 2000 following a 36-year career at PricewaterhouseCoopers and Coopers & Lybrand, both public accounting firms. From 1998 until his retirement, Mr. Zug was Global Leader — Global Deployment for PricewaterhouseCoopers. From 1993 to 1998, Mr. Zug was Managing Director International for Coopers & Lybrand. He also served as the audit partner for a number of public companies over his career. PricewaterhouseCoopers is Amkor's independent registered public accounting firm, Mr. Zug was not involved with servicing Amkor during his tenure at PricewaterhouseCoopers. Mr. Zug serves on the boards of directors of Allianz Funds, the Brandywine Group of mutual funds and Teleflex, Inc. Mr. Zug served on the boards of directors of SPS Technologies, Inc. and Stackpole Ltd. prior to the sale of both of these companies in 2003.

As a result of these and other professional experiences and his extensive experience as a certified public accountant and prior service on our Board, Mr. Zug has a significant understanding of our business and possesses particular knowledge and experience in the accounting, finance, international operations, compliance and governance areas relevant to our company, which are among the key attributes which qualify Mr. Zug for election to Amkor's Board.

CORPORATE GOVERNANCE

Board and Committee Meetings

The Board of Directors held ten meetings and acted by unanimous written consent on two occasions during 2009. Each director attended at least 75 percent of all Board of Directors and applicable committee meetings.

The Board has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. All Committee members are appointed by the Board of Directors.

Audit Committee

We have a separately-designated Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee is comprised of Messrs. Zug, Carolin and Osborne. Our Board of Directors has determined that each of Messrs. Zug, Carolin and Osborne meets the independence and financial sophistication requirements set forth in the Nasdaq listing standards and SEC regulations. In addition, the Board has determined that each of Messrs. Zug, Carolin and Osborne qualifies as an "audit committee financial expert" as defined in SEC regulations.

Among its responsibilities, the Audit Committee:

- pre-approves all audit and non-audit services provided to Amkor by Amkor's independent registered public accounting firm;
- oversees the work of the independent registered public accounting firm;
- reviews and provides guidance on the external audit and Amkor's relationship with its independent registered public accounting firm;
- reviews and discusses with management and the independent registered public accounting firm the contents of periodic reports filed with the SEC and Amkor's earnings releases;
- reviews and approves any related party transactions;
- discusses with management and internal audit representatives the activities, organizational structure and qualifications of our internal audit function;
- reviews any reports by management or our internal auditors regarding the effectiveness of, or any deficiencies in, the design or operation of internal controls and any fraud that involves management or other employees who have a significant role in our internal controls;
- oversees compliance with SEC requirements for the disclosure of the services provided by our independent registered public accounting firm and the Audit Committee's members, member qualifications and activities;
- reviews any legal matters that our general counsel determines could have a significant impact on our financial statements;
- provides a review of our policies and practices with respect to financial risk management;
- institutes special investigations as the Audit Committee determines to be appropriate and necessary; and
- oversees procedures for the confidential, anonymous submission by employees of concerns regarding accounting, internal controls or audit matters.

The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available on our website at *http://www.amkor.com*. The Audit Committee met twelve times, and acted by unanimous written consent on one occasion in 2009. In executing its responsibilities, Audit Committee members regularly communicate with our management and independent registered public accounting firm.

Compensation Committee

The Compensation Committee is comprised of Messrs. Carolin, Newberry and Osborne. The Compensation Committee's duties include:

- annually reviewing and approving the compensation policy for our executive officers and directors;
- reviewing and approving the forms of compensation to be provided to our executive officers, and reviewing, approving and making recommendations to the Board of Directors regarding the general compensation goals, guidelines and bonus criteria for our employees;
- administering and interpreting the terms and conditions of all current and future equity incentive plans;
- reviewing and making recommendations to the Board of Directors regarding other plans that provide for compensation to our employees and directors;
- reviewing and approving any material amendments to our 401(k) plan;
- preparing and providing a report for inclusion in our annual proxy statement; and
- authorizing the repurchase of shares from terminated employees.

The Board has adopted a written charter for the Compensation Committee, a copy of which is available on our website at *http://www.amkor.com*. During 2009, the Compensation Committee met seven times, and acted by unanimous written consent on one occasion.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of Messrs. Churchill, Newberry and Zug. The Nominating and Governance Committee, among its other duties:

- evaluates the current composition, organization and governance of the Board of Directors and its Committees and makes recommendations to the Board of Directors based on that evaluation;
- periodically assesses desired Board member qualifications, expertise and characteristics for potential Board members, and evaluates and proposes nominees to the Board of Directors based on those criteria;
- develops policies and procedures regarding the review and recommendation of nominees for director;
- oversees the Board of Directors' performance evaluation process;
- evaluates and makes recommendations to the Board of Directors concerning the appointment of directors to Board Committees, the selection of Committee chairpersons, and the proposal of a slate of nominees for election to the Board of Directors;
- evaluates and recommends termination of individual Board members in accordance with the Board's governance principles;
- periodically reviews and re-examines the Nominating and Governance Committee's charter and proposes changes to the Board of Directors; and
- develops and recommends Corporate Governance Guidelines for the Board of Directors, and periodically reviews these guidelines as well as our corporate governance practices and procedures.

The Board has adopted a written charter for the Nominating and Governance Committee, which is available on our website at *http://www.amkor.com*. The Nominating and Governance Committee met four times during 2009.

The Nominating and Governance Committee's goal is to ensure that the Board of Directors is comprised of individuals of high integrity, personal character and ethical standards, and that the Board reflects a diverse range of professional backgrounds and experience relevant to our business. In the biographies of each of the nominees to the Board described above, we highlighted the experiences and qualifications that were among the most important to the Nominating and Governance Committee and Board in concluding that each such nominee should serve on Amkor's Board. The Nominating and Governance Committee determines the required selection criteria and qualifications of director nominees based upon the needs of our company at the time nominees are considered. The Nominating and Governance Committee considers factors including character, judgment, independence, age, expertise, length of service and other commitments, and diversity in experience and background that will strengthen the Board's collective qualifications, skills and experience and contribute to the Board's performance of its responsibilities in the oversight of our business.

The Nominating and Governance Committee will consider the above factors for nominees identified by the Nominating and Governance Committee. The Nominating and Governance Committee uses the same process for evaluating all nominees, regardless of the original source of nomination. The Nominating and Governance Committee does not currently use the services of any third party search firm to assist in the identification or evaluation of Board member candidates. The Nominating and Governance Committee may, however, use such services in the future as it deems necessary or appropriate.

It is the policy of the Nominating and Governance Committee to consider both recommendations and nominations from stockholders for candidates to the Board of Directors. Stockholders wishing to recommend a candidate for consideration by the Nominating and Governance Committee for election to the Board of Directors can do so by writing to our Corporate Secretary at our principal executive offices. Stockholders shall give such candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and Amkor within the last three years, written indication of the candidate's willingness to serve if elected, and evidence of the nominating person's ownership of Amkor stock. Nominations for consideration at the 2011 Annual Meeting of Stockholders must be received by our Corporate Secretary no later than February 2, 2011.

Director Independence

The Board of Directors has determined that each of Messrs. Carolin, Churchill, Newberry, Osborne and Zug is independent under the Nasdaq listing standards and SEC rules. In reaching a determination that Mr. Churchill is independent under the Nasdaq listing standards and SEC rules, the Board of Directors considered certain relationships between entities affiliated with Mr. Churchill and entities affiliated with James J. Kim. These relationships include transactions, investments or partnerships in which Mr. Churchill and Mr. Kim, or entities affiliated with them, have a direct or indirect financial interest. None of these relationships involved Amkor. The Board determined that Mr. Churchill satisfies the independence requirements set forth by both Nasdaq and the SEC.

Communications with the Board of Directors

Although we do not currently have a formal policy regarding communications with the Board of Directors, stockholders may communicate with the Board of Directors by writing to us at Amkor Technology, Inc., Attn: Corporate Secretary, 1900 South Price Road, Chandler, Arizona 85286. Stockholders who would like their submission directed to a particular Board member may so specify, and the communication will be forwarded, as appropriate.

Corporate Governance Guidelines and Codes of Ethics

Our Board has adopted Corporate Governance Guidelines, a Code of Business Conduct and Ethical Guidelines which applies to all of our officers and employees worldwide, and a separate Director Code of Ethics which applies to our directors. These documents are available on our website under the heading "Corporate Governance" at *http://www.amkor.com.*

Board Leadership Structure

As part of its review of Amkor's overall corporate governance practices, the Board of Directors periodically reviews its leadership structure. Historically, James J. Kim, Amkor's founder, served as both the Chief Executive Officer and Chairman of the Board of Directors. Pursuant to a succession plan for senior management, effective October 1, 2009, Mr. Kim became the Executive Chairman of the Board of Directors and Mr. Joyce assumed the position of President and Chief Executive Officer and joined the Board of Directors. As a result of this new structure, Amkor continues to benefit from Mr. Kim's extensive experience in the semiconductor industry and management expertise based on his longstanding leadership role, and also benefits from the expertise and broad management experience Mr. Joyce brings to Amkor's Board. We believe this structure is effective for Amkor and an appropriate allocation of leadership responsibilities.

Executive Sessions

Consistent with our Corporate Governance Guidelines, the non-employee directors of the Board regularly hold executive sessions. The Audit Committee, in accordance with its charter, meets separately with our Chief Financial Officer throughout the year to review our financial affairs, and meets separately in sessions with the independent auditors, internal auditors and members of management at such times the Committee deems appropriate to fulfill its responsibilities under the charter. The Nominating and Governance and Compensation Committees also meet in executive session as deemed appropriate.

Risk Oversight

The Board is responsible for overseeing Amkor's risk management process and views risk oversight as one of the important functions it performs as a Board of Directors. While the Board is ultimately responsible for risk oversight, Board committees assist the Board in fulfilling this oversight responsibility through periodic meetings and discussions with management and company advisors, and reports to the full Board with respect to certain categories of risk.

In 2007, with the assistance of the Nominating and Governance Committee, the Board identified certain categories of risk to the company, and assigned oversight responsibility with respect to those risks to the Board as a whole and delegated to its committees specific categories of risk based on the particular functions and responsibilities of such committees.

As part of its overall responsibility for risk oversight, the Board directly oversees, among other areas, business strategy, customer and industry trends, financial performance, liquidity and capital expenditures, operations, insurance coverage, intellectual property and R&D, labor and human resources, and litigation. The Audit Committee is responsible for, among other areas, financial risk oversight including issues related to financial reporting and accounting, internal controls, disaster recovery, fraud and taxes. The Compensation Committee assesses and monitors risks related to our compensation practices and other related areas. The Nominating and Governance Committee has responsibility for oversight of risks related to, among other areas, the company's corporate governance policies and practices that help position the Board to effectively carry out its risk oversight responsibility.

Amkor's management is responsible for day-to-day risk management. Management's responsibilities include identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, financial and operating levels and the development of processes for mitigating these risks. At periodic meetings of the Board and its committees and in other meetings and discussions, management reports to and seeks guidance from the Board and its committees, as applicable, with respect to matters that could affect the company's risk profile, strategic plans, risk mitigation strategies and other aspects of the company's business. The Board oversees and monitors management in the execution of its risk oversight role.

Annual Meeting Attendance

All directors are encouraged, but not required, to attend our Annual Meeting of Stockholders. All of our incumbent directors attended the 2009 Annual Meeting of Stockholders, including Mr. Joyce who attended in his capacity as President and Chief Operating Officer.

Certain Relationships and Related Transactions

Related Party Transactions

As of February 26, 2010, Mr. James J. Kim, the Executive Chairman of our Board of Directors, and members of his immediate family and related trusts and an affiliate beneficially owned approximately 56% of our outstanding common stock.

In November 2005, we sold $100 million of our 6.25% Convertible Subordinated Notes due 2013 in a private placement to James J. Kim, our Executive Chairman of the Board of Directors and certain Kim family members (including to John T. Kim, one of our directors). The full amount of the notes remains outstanding and the aggregate amount of interest paid to Mr. Kim and his family members in respect of these notes was $6.3 million in 2009. These notes are convertible into 13,351,135 shares of our common stock.

On April 1, 2009, we sold $250 million of our 6% Convertible Senior Subordinated Notes due 2014 (the "2014 Notes") to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to Mr. James J. Kim and one of his affiliates in a private placement. Mr. James J. Kim and one of his affiliates purchased $150 million of the 2014 Notes which are convertible at any time prior to their maturity date into 49,594,980 shares of our common stock. In connection with their purchase of the 2014 Notes, Mr. James J. Kim and such affiliate entered into a voting agreement with us that imposes restrictions on the voting of the shares of our common stock issued upon conversion of the 2014 Notes held by Mr. James J. Kim or such affiliate. Mr. James J. Kim and such affiliate also entered into a letter agreement with us, dated March 26, 2009 (the "Letter Agreement") pursuant to which we agreed to register the resale of the 2014 Notes (and any shares of common stock issued on the conversion thereof) that he and such affiliate purchased on a shelf registration statement under the Securities Act at any time after April 1, 2010. Pursuant to the Letter Agreement, we also agreed to bear the expenses related to such registration, including the reasonable legal fees and expenses of Mr. James J. Kim. The full amount of the 2014 Notes remains outstanding and the aggregate amount of interest paid to Mr. Kim and such affiliate in respect of these notes was $4.9 million in 2009.

We purchase leadframe inventory from Acqutek Semiconductor & Technology Co., Ltd. James J. Kim, our Executive Chairman of the Board of Directors, owns approximately 16.2% of Acqutek Semiconductor & Technology Co., Ltd. The purchases are arms length and on terms consistent with our non-related party vendors. During 2009, purchases from Acqutek Semiconductor & Technology Co., Ltd. were $11.4 million. Amounts due to Acqutek Semiconductor & Technology Co., Ltd. at December 31, 2009 were $1.6 million.

Review and Approval of Related Party Transactions

We review all relationships and transactions in which we and our directors, executive officers or their immediate family members are participants, to determine whether such persons have a direct or indirect material interest. Management is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related party transactions and for then determining, based on the facts and circumstances, whether we or a related party have a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to us or a related party are disclosed in our proxy statement. In addition, pursuant to the Audit Committee Charter, the Audit Committee reviews and approves any related party transaction in accordance with Nasdaq rules. In the course of its review and approval of a disclosable related party transaction, the Audit Committee considers:

- the nature of the related party's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction;
- the importance of the transaction to the related party;

- whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and
- any other matters the committee deems appropriate.

Any member of the Audit Committee who is a related party with respect to a transaction under review may not participate in the deliberations or vote respecting approval of the transaction, provided, however, that such director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

The sale of the 2014 Notes to James J. Kim and one of his affiliates was reviewed and approved by a special committee of the Board and by the independent and disinterested directors of the Board.

Compensation Committee Interlocks and Insider Participation

During 2009, the Compensation Committee of our Board of Directors consisted of Messrs. Osborne, Carolin and Newberry. No member of the Compensation Committee was an officer or employee of Amkor or any of Amkor's subsidiaries during 2009, or had any relationship requiring disclosure under SEC regulations. None of Amkor's Compensation Committee members or executive officers has served on the board of directors or on the compensation committee of any other entity of whose executive officers served on our Board of Directors or on our Compensation Committee.

DIRECTOR COMPENSATION

Annual Retainer and Meeting Fees

We do not compensate directors who are also employees or officers of our company for their services as directors. During 2009, non-employee directors received an annual retainer, which is paid quarterly, and Board and Committee meeting fees. The cash compensation structure for our non-employee Board members for 2009 is set forth in the following table.

Annual Retainer for Board Members(1)	$50,000
Additional Annual Retainer for Committee Chairs:	
Audit Committee	10,000
Compensation Committee	5,000
Nominating and Governance Committee	5,000
Fee per Regularly Scheduled Board and Committee Meeting	2,000
Telephonic Board or Committee Meetings	1,000

Notes

(1) Effective as of February 3, 2009, the annual retainer for Board members was reduced by 10%. On October 1, 2009, the annual retainer was reinstated to its previous level of $50,000.

In addition to the retainer and meeting fees, we also reimburse non-employee directors for travel and other reasonable out-of-pocket expenses incurred by them in attending Board and Committee meetings.

Equity Compensation

Upon re-election to the Board of Directors at our 2009 Annual Meeting, each non-employee director received an option to purchase 20,000 shares of our common stock under the terms of our 2007 Equity Incentive Plan, which was initially approved by our Stockholders in August 2007 and became effective January 1, 2008 (the "2007 Equity Plan"). The director option grants are automatic and non-discretionary. The 2007 Equity Plan provides for an initial grant of an option to purchase 20,000 shares of our common stock to each new non-employee director when such individual first becomes a director. In addition, each non-employee director is automatically granted an additional option to purchase 20,000 shares of our common stock when the director is re-elected to the Board of Directors by our stockholders, provided that the director has served on our Board for at least six consecutive months prior to re-election.

Director option grants have a term of ten years and vest in three equal installments on the anniversary dates of the date of grant. Subject to certain customary exceptions, unvested and unexercised vested options are forfeited if a director ceases to be a member of the Board of Directors. In the event of a merger or sale of all or substantially all of our assets, the acquiring entity or corporation may either assume all outstanding options or may substitute equivalent options. Following an assumption or substitution, if the director is terminated, other than upon a voluntary resignation, any assumed or substituted options will vest and become exercisable in full. If the acquiring entity does not either assume all of the outstanding options or substitute an equivalent option, each option issued will immediately vest and become exercisable in full.

Summary Director Compensation Table for 2009

The following table shows compensation information for our non-employee directors for the year ended December 31, 2009.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards(2)(3)(4)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Roger A. Carolin	$117,250(1)	—	$59,276	—	—	—	$176,526
Winston J. Churchill	82,250	—	59,276	—	—	—	144,526
John T. Kim	70,250	—	59,276	—	—	—	129,526
Stephen G. Newberry	72,250(1)	—	27,120(5)	—	—	—	99,370
John F. Osborne	94,250(1)	—	59,276	—	—	—	153,526
James W. Zug	131,250(1)	—	59,276	—	—	—	190,526

Notes

(1) Includes fees that were earned during the year ended December 31, 2009, but paid in the current year as follows: Mr. Carolin — $2,000; Mr. Osborne — $1,000; and Mr. Newberry — $1,000. Also includes fees earned by the directors for service on a special committee of the Board during 2009 as follows: Mr. Carolin — $25,000 and Mr. Zug — $35,000.

(2) The amounts in the Option Awards column reflect the aggregate grant date fair value of such awards for the year ended December 31, 2009, calculated in accordance with generally accepted accounting principles. Assumptions used in the calculation of these amounts are included in Note 3 to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 24, 2010. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3) Under the director compensation program, non-employee directors received an annual grant of 20,000 stock options upon re-election. For 2009, stock options were granted on May 4, 2009 with an exercise price of $4.50, the closing price of our common stock on the date of grant. One-third (1/3) of the options become exercisable on each of the first, second and third anniversaries of the grant date.

(4) Outstanding stock options as of December 31, 2009 for Amkor's directors are as follows: Mr. Carolin — 80,000; Mr. Churchill — 105,000; Mr. Kim — 80,000; Mr. Osborne — 60,000; Mr. Newberry — 20,000; and Mr. Zug — 103,333. None of our directors hold any other stock awards.

(5) Mr. Newberry was elected to the Board of Directors on March 11, 2009 and was granted 20,000 stock options with an exercise price of $1.90, the closing price of our common stock on the date of grant. One-third (1/3) of the options become exercisable on each of the first, second and third anniversaries of the grant date.

EXECUTIVE OFFICERS

The name, age, position and a brief account of the business experience of our Chief Executive Officer and each of our other executive officers as of March 1, 2010 is set forth below.

Name	Age	Position
Kenneth T. Joyce	62	President and Chief Executive Officer
James M. Fusaro	47	Executive Vice President, Assembly and Test Product Management
JooHo Kim	57	President, Amkor Technology Korea and Executive Vice President, Worldwide Manufacturing Operations
Mike J. Lamble	54	Executive Vice President, Worldwide Sales
Eric R. Larson	54	Executive Vice President, New Business Strategy and Corporate Development
Joanne Solomon	44	Executive Vice President and Chief Financial Officer
Gil C. Tily	56	Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary

Kenneth T. Joyce. *For a brief biography on Mr. Joyce, please see "Proposal One — Election of Directors"*

James M. Fusaro. James M. Fusaro, 47, was appointed Executive Vice President of Assembly and Test Product Management in July 2009. Prior to assuming his current position, Mr. Fusaro served as Corporate Vice President of Wire Bond Products, as Senior Vice President and General Manager of Amkor's Japan operations, Senior Vice President of Laminate Products, and Vice President of Chip Scale Products. Prior to joining Amkor in 1997, Mr. Fusaro was a Senior Principal Engineer at Motorola Semiconductor Products Sector. Mr. Fusaro also spent nine years working in the aerospace sector, working at United Technologies, Pratt & Whitney and Allied Signal-Garrent Auxiliary Power Division. Mr. Fusaro earned a B.S. in Mechanical Engineering at Arizona State University and an M.S. in Mechanical Engineering from Rensselaer Polytechnic Institute.

JooHo Kim. JooHo Kim, 57, has served as President of our subsidiary Amkor Technology Korea, and as our Executive Vice President of Worldwide Manufacturing Operations since October 2009. Prior to assuming his current role, Mr. Kim served as Corporate Vice President, Worldwide Manufacturing Services and Executive Vice President of Amkor Technology Korea, as Corporate Vice President of our Information Technology organization, as Senior Vice President of Enterprise Infrastructure, and as Vice President of Business Technology. Prior to joining Amkor in 2001, Mr. Kim was President and Chief Executive Officer of Anam Telecom Inc. in Seoul, Korea. Mr. Kim earned a Bachelor in Law from KyungHee University, an M.B.A from the Pennsylvania State University and a Ph.D. in Business Administration from the University of Colorado. Mr. JooHo Kim is the brother of James J. Kim, our Executive Chairman of the Board of Directors, and is the uncle of Mr. John T. Kim, one of our directors.

Michael J. Lamble. Michael J. Lamble, 54, has served as our Executive Vice President of Worldwide Sales since July 2009, and as Corporate Vice President of Worldwide Sales since August 2002. Beginning in September 1997, Mr. Lamble was our Senior Vice President of Sales. Mr. Lamble joined Amkor in December 1992. Prior to joining Amkor, Mr. Lamble was the Vice President and General Manager for the Materials Division at Heraeus Incorporated responsible for U.S. manufacturing and sales. Mr. Lamble earned a B.S. in Business from Santa Clara University.

Eric R. Larson. Eric R. Larson, 54, was appointed Executive Vice President of New Business Strategy and Corporate Development in July 2009, and previously served as Executive Vice President of the Product Management Group since April 2008. From 2003 to 2008, Mr. Larson served as a Manager of ELars LLC, providing consulting services to the semiconductor and electronics industry. During this period, Mr. Larson also served in executive management positions for startup ventures, including as Executive Vice President of Landmark Event Staffing, Inc., an event management firm, and as President and CEO of PakSense, Inc., which develops intelligent sensing products. From 1996 to 2003, Mr. Larson served in senior management positions at Amkor, including President of our former Wafer Fabrication business and Executive Vice President of Corporate Development. Mr. Larson holds a B.A. in Political Science from Colorado State University, and an M.B.A. from the University of Denver.

Joanne Solomon. Joanne Solomon, 44, has served as Executive Vice President and Chief Financial Officer since January 2009 and as Corporate Vice President and Chief Financial Officer since November 2007. Prior to assuming her current position, Ms. Solomon served as our Senior Vice President of Finance and Corporate Controller since 2006. Ms. Solomon joined Amkor in 2000 and has held a number of finance and accounting positions, including Senior Vice President Finance and Treasurer, Vice President Finance and Business Assurance, Vice President Financial Planning and Analysis, and Senior Director Reporting and Analysis. Ms. Solomon also worked at PricewaterhouseCoopers for 10 years, and is a certified public accountant. Ms. Solomon holds a Bachelor's degree in Business and Administration from Drexel University and an M.B.A. in International Management from the Thunderbird School of Global Management.

Gil C. Tily. Gil C. Tily, 56, was appointed Executive Vice President and Chief Administrative Officer in May 2008 and has served as our General Counsel and Corporate Secretary since he joined Amkor in 2007. Prior to joining Amkor, Mr. Tily was a partner in the law firm of Dechert LLP where he worked for 28 years. Mr. Tily holds an A.B. in Politics from Princeton University and a J.D. from the University of Pittsburgh School of Law.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The primary objectives of our compensation program are to attract personnel for positions of substantial responsibility, to provide incentives for such persons to perform to the best of their abilities, and to promote the success of our business. The subcontracted semiconductor packaging and test market is very competitive. To effectively compete and succeed in this market, we need to ensure that we have key senior management and technical personnel with the talent, leadership and commitment needed to operate our business, differentiate our products and services, respond effectively to new challenges, and execute difficult decisions.

These objectives have guided our Chief Executive Officer and his predecessor as each sought to design pay packages with an appropriate mix of fixed and variable compensation and thereby enable Amkor to recruit, motivate and retain key executives while maintaining a competitive cost structure. The Compensation Committee evaluates the compensation packages, as presented by the Chief Executive Officer, based on the foregoing objectives.

As part of Amkor's overall cost reduction efforts in response to the global economic downturn during the fourth quarter of 2008 and in 2009, on December 11, 2008, the Compensation Committee approved the recommendation by senior executives that their base salaries be reduced beginning in January 2009. The salaries of our U.S. payroll named executive officers were reduced by 10%, except for James J. Kim, the company's then Chairman and Chief Executive Officer, who recommended that his salary be reduced by 50%. These salary reductions were part of a 10% reduction in the base salaries for all of our U.S. payroll employees beginning in January 2009. Mr. KyuHyun Kim, as a non-U.S. payroll employee, was not affected by this action. Mr. KyuHyun Kim's Korean-based compensation for 2009 was reduced by approximately 20% in connection with cost reduction measures in the company's manufacturing operations.

The Compensation Committee also approved the recommendation by senior executives that no cash bonus awards be made for the 2009 fiscal year under the company's 2007 Executive Incentive Bonus Plan (the "Executive Bonus Plan"). Bonus awards for the 2008 fiscal year were paid in the first quarter of 2009 to the extent earned under the Executive Bonus Plan, except for the bonus for Mr. James J. Kim. To set a further example with respect to the company's cost reduction initiatives for 2009, Mr. Kim also recommended to the Compensation Committee that he receive no bonus for 2008 and the Committee approved that recommendation.

As business conditions improved in 2009, the Compensation Committee approved the restoration of the 10% cut in base salaries for our U.S. payroll employees, including our U.S. payroll named executive officers, beginning October 1, 2009.

Given the competitive nature of our business, it has historically been the view that management and the Compensation Committee must have the flexibility to determine the appropriate executive compensation structure that, allows for a proper mix of cash, equity and other incentives, as market conditions and the industry dictate over time. The total cash compensation component (base salary plus bonus) has historically represented a greater portion than the equity component in our total executive compensation structure.

With the appointment of our new Chief Executive Officer on October 1, 2009, the Compensation Committee and our Chief Executive Officer continue to evaluate our overall executive compensation arrangements. In the fourth quarter of 2009, the Compensation Committee retained a compensation consultant to assist the Committee in reviewing the company's compensation structure for executives, including the standard elements of base salary, performance based cash bonuses, equity and other long term incentive programs, and in the selection of peer group companies for benchmarking compensation in 2010 and beyond. In February 2010, our Chief Executive Officer recommended a compensation program for the company's senior executives. The Chief Executive Officer consulted with other senior executive officers in finance and legal and our Executive Chairman regarding his recommendation. The Compensation Committee, with the assistance of its compensation consultant, reviewed the recommendation from the Chief Executive Officer, and approved the executive compensation package for 2010 consisting of a combination of base salary, a performance based annual cash bonus and a grant of restricted stock. The compensation package for 2010 is weighted towards cash based compensation as it has been in prior years.

The Compensation Committee reviews and approves the total compensation for our executive officers and recommends to the independent members of our Board of Directors the compensation policy and forms of compensation to be received by our executive officers. In setting our executive officers' overall compensation, the Compensation Committee generally considers a variety of factors related to Amkor's performance, including in the case of our 2010 annual bonus program for executives: (i) net sales growth, (ii) gross margin percentage, (iii) return on invested capital, and (iv) customer satisfaction, each of which will be calculated based on a pre-determined method as set by the Compensation Committee. Other considerations include the achievement of Amkor's business objectives, our fiduciary and corporate responsibilities, competitive practices and trends, and regulatory requirements.

All members of the Compensation Committee are independent directors in accordance with Nasdaq, SEC and Internal Revenue Code rules. The Compensation Committee operates under a written charter that has been approved by the Board of Directors.

Our Compensation Program Rewards Individual and Company Performance

Our compensation program is designed to reward high levels of performance at a company and individual level. Our key executive incentive compensation components currently consist of cash bonuses and equity grants, both of which are designed to reward our company-wide performance and superior individual performance. In addition, given the volatility of our industry and the impact that volatility has on our variable pay, we also strive to provide competitive base salaries in order to ensure a baseline level of stable income, and health and welfare benefits in order to promote the well-being of our executives.

Our Chief Executive Officer reviews the performance of each of his direct reports on an ongoing basis. Based on this ongoing assessment of performance, our Chief Executive Officer makes recommendations to the Compensation Committee regarding the compensation of executive officers. With the exception of the Korean-based severance benefit provided to Mr. KyuHyun Kim and Mr. JoHoo Kim, as described in the "Severance Benefits" section below, we generally do not have individual employment, severance or change-in-control agreements or arrangements with any of our executive officers.

Our compensation program is not designed to solely reward continued service. We do not maintain a pension program for our U.S.-based executives, other than the 401(k) plan that is generally available to U.S. employees, and all salary increases and non-benefit related compensation other than base salary are structured in a manner that rewards performance, not length of service. We do not pay our executive officers retention or stay bonuses.

Although our current long-term incentive program consists of stock option and restricted stock grants that vest over time, the intrinsic nature of a stock option is that it will only provide value to the executives to the extent our stock price increases over the life of the stock option. Restricted stock provides a base level of long-term incentive compensation vesting over time that promotes the retention of key employees and ties executive compensation to the creation of long-term shareholder value through appreciation in the company's stock price.

Elements of our Compensation Program

Amkor provides two main types of compensation — fixed compensation and variable compensation. Fixed elements of compensation are not correlated directly to any measure of Amkor's performance and include items such as (i) base salary, (ii) 401(k) matching contributions, (iii) health and welfare benefits, and (iv) limited perquisites and supplemental benefits. Variable elements of compensation are based on performance and include such items as annual performance bonuses, and equity awards in the form of options to purchase shares of our common stock, restricted stock, or similar equity-based incentives. We accrue an amount related to a severance benefit plan on behalf of JooHo Kim, President of Amkor Technology Korea and Executive Vice President of Worldwide Manufacturing Operations, and who is one of our named executive officers. This severance benefit is described further in the "Severance Benefits" section below. With the exception of the foregoing, we do not have any employment, severance or change-in-control arrangements in place with any of our named executive officers.

Base Salary and Annual Incentive Opportunities

We pay base salaries to our U.S.-based executives on a bi-weekly basis. Mr. KyuHyun Kim was paid monthly, as is Mr. JooHo Kim. The primary purpose of base salaries at Amkor is to provide a stable source of income in order to attract and retain key executives. We also use base salary increases to reward high performing executives and to recognize increases in the scope of an individual's responsibilities, as applicable. We seek to set base salaries at a level that is sufficient to be attractive to current and prospective executives. The primary factors we considered when setting base salaries in 2009 include the experience and expertise of the individual, the value of the position to our organization and ongoing strategy, the competitive market environment, internal equity considerations, and the input of our then Chief Executive Officer, James J. Kim. Based on these factors, the Compensation Committee reviewed and approved the 2009 base salary levels for our executive officers. The Chief Executive Officer's compensation for 2009 was determined by the Compensation Committee based on consideration of his recommendation for a 50% reduction in base salary in light of the global economic downturn.

In connection with the transition of James J. Kim to Executive Chairman and Kenneth T. Joyce to Chief Executive Officer on October 1, 2009, the Compensation Committee set Mr. Kim's annual base salary as Executive Chairman at $600,000, reduced from $1,000,000 in 2008, and set Mr. Joyce's annual base salary as Chief Executive Officer at $675,000, increased from $500,000 in 2008 in his previous role as President. In establishing these base salaries, the Committee considered the roles and responsibilities of each individual in his new position, level of experience, the previous level of base salary, salaries paid at other companies and other factors.

In connection with JooHo Kim's promotion to President of Amkor Technology Korea and Executive Vice President of Amkor Worldwide Manufacturing Operations, the Compensation Committee increased Mr. Kim's annual base salary to $450,000, from $350,000 in 2008, effective October 1, 2009. In connection with James Fusaro's promotion to Executive Vice President — Assembly and Test Product Management, the Compensation Committee increased Mr. Fusaro's base annual salary to $450,000, from $400,000 in 2008, effective October 1, 2009. In establishing these base salaries, the Committee considered the same factors described in the preceding paragraph.

In 2009, the Compensation Committee approved the recommendation by senior management that no cash bonus awards be made for 2009 under the company's Executive Bonus Plan.

While we did not pay any bonuses for 2009, we have generally paid cash bonuses to our executives based on the executive's performance and our financial results. We generally pay cash bonuses, if any, in the year following the year during which performance was measured. The primary purpose of the cash bonus plan is to focus the attention of key executives on our operational and financial performance. In addition, unlike stock options or restricted stock, our cash bonus program allows us to set individual and company-wide goals that are viewed as critical to our overall success on an ongoing basis. This provides us with the flexibility to adapt our focus and goals as business priorities and executives' roles change over time. Bonuses are paid to executives for a given year only if the performance goals approved by the independent members of our Board of Directors are achieved.

Long-term Incentive Compensation

Historically, Amkor has generally made stock option grants to executives on an annual basis with time-based vesting requiring continued service through each vesting date, although options have not always been granted each year. The primary purpose of stock option grants at Amkor is to align all executives with each other and stockholders with a common goal of long-term stockholder value creation. Amkor believes that stock options and restricted stock grants motivate executives by allowing them to share in the value they create for stockholders. Amkor believes that stock options issued with exercise prices equal to fair market value on the date of grant that have a time-based vesting requirement can be an effective tool because the stock options only produce value to the extent that the employee continues to be employed by us and the stock price increases, which in turn creates value for all stockholders.

The number of stock options granted to our executive officers (other than the Chief Executive Officer), and the frequency of such option grants is recommended by the Chief Executive Officer and approved by the Compensation Committee. Although a number of factors are considered, the number of stock options granted to our executive officers is determined on a case-by-case, discretionary basis, rather than on a formula basis. Factors considered include the input of our Chief Executive Officer, individual performance potential, retention and competitive market-based compensation packages. No options were granted to our named executive officers in 2009.

In February 2010, the Compensation Committee, with the assistance of its compensation consultant, considered different types of long-term incentive vehicles and determined that it would be appropriate to grant restricted stock to the executive officers as an element of their total 2010 compensation package. It is the Compensation Committee's view that restricted stock grants are an appropriate incentive compensation tool because they provide a base level of long-term incentive compensation vesting over time that promotes the retention of key employees and ties executive compensation to the creation of long-term shareholder value through appreciation in the company's stock price.

Timing of Grants

The Compensation Committee has not granted, nor does it intend in the future to grant, stock options to executives in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement. In addition, discretionary stock option grants may not be made during certain "black out" periods established in connection with the public release of earnings information. Similarly, the Compensation Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on stock option grant dates.

Other Compensation Elements

Health and Welfare Benefits. Our executives are eligible to participate in benefit programs that are generally available to substantially all salaried, full-time employees, as determined by the country of their employment.

Retirement Benefits. We do not have a pension plan in place for U.S. employees or executives. We do offer a tax-qualified 401(k) plan that, subject to Internal Revenue Service ("IRS") limits, allows U.S. executives and employees to contribute a portion of their cash compensation on a pre-tax basis to an account that is eligible to receive matching contributions. Generally, after one year of employment, we match employee contributions at a rate of 75% of the amount of compensation deferred by the participant, up to a maximum matching contribution of $6,000 per year. The match vests ratably over three years. In 2009, the company's matching contribution was reduced by 50% until reinstated, effective January 1, 2010.

Our Korean executives, participate in a severance program in Korea. This severance program provides executives with a one-time lump sum benefit at the time of separation, which benefit is calculated based on average monthly salary, years of service and seniority. Mr. KyuHyun Kim, our former President of Amkor Technology Korea and Head of Worldwide Manufacturing Operations participated in this program, as does his successor, Mr. JooHo Kim.

On October 8, 2009, KyuHyun Kim, resigned as President of Amkor Technology Korea and Head of Amkor's Worldwide Manufacturing Operations. As part of the company's management succession plan, JooHo Kim has assumed the positions formerly held by KyuHyun Kim. JooHo Kim is the brother of James J. Kim, the company's Executive Chairman.

In connection with KyuHyun Kim's separation from the company described above, the company entered into a Separation Agreement and Release with Mr. Kim (the "Separation Agreement"). Under the Separation Agreement, the company made a one-time lump sum payment to Mr. Kim totaling Korean Won 3,167,222,223 (approximately $2.6 million). The total amount consists of Korean Won 2,687,222,223 (approximately $2.2 million) accrued and payable under the Amkor Technology Korea severance plan, and an additional severance amount of Korean Won 480,000,000 (approximately $400,000), equal to twelve (12) months' base salary for Mr. Kim. Under the Separation Agreement, Mr. Kim has agreed that for the period following separation and ending on December 31, 2010 he will not engage in any business or provide employment or consulting services to another party which would compete with the company's business, or solicit the company's employees. The Separation Agreement also contains a release of claims in favor of the company.

Perquisites and Personal Benefits. In addition to the health and welfare benefits generally available to all salaried, full-time employees, Amkor also pays for our executive officers to obtain an annual medical screening. Although they make up a small portion of total compensation for our named executive officers, the purpose of these compensation elements is to promote the continuous well-being of our executives, and to ensure that our most critical employees are able to devote their attention to our ongoing success. As is customary for senior executives in Korea, we provide JooHo Kim with a company-paid car.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code imposes limitations on the deductibility for federal income tax purposes of compensation over $1 million paid to each of our five most highly paid executive officers in a taxable year. Compensation above $1 million may only be deducted if it is "performance-based compensation" within the meaning of the Internal Revenue Code. Stock option awards generally are performance-based compensation meeting those requirements and, as such, are fully deductible provided that they have been granted by a committee whose members are non-employee directors. Restricted stock grants are not considered performance-based compensation for purposes of Section 162(m) unless vesting is based on the achievement of specific performance goals.

It is our intent, where practicable, to structure executive bonus payments under our Executive Bonus Plan to be deductible under Section 162(m). However, we retain the flexibility to pay compensation that is not entirely deductible where appropriate to promote company goals. We have also structured our compensation programs to comply with Section 409A of the Internal Revenue Code.

For accounting purposes equity awards are measured at their fair value at the date of grant with the resulting compensation expense recognized ratably over the service period which is generally the vesting period of the award.

Report of the Compensation Committee of the Board of Directors

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis for the year ended December 31, 2009. Based on the review and discussions, the Compensation Committee recommended to the Board of Directors, and the Board has approved, that the Compensation Discussion and Analysis be included in this Proxy Statement on Schedule 14A.

This report is submitted by the Compensation Committee.

John F. Osborne, Chair
Roger A. Carolin
Stephen G. Newberry

2009 Summary Compensation Table

The following table sets forth compensation earned for services rendered to us and our subsidiaries during each of the last three years by our Principal Executive Officer, Principal Financial Officer, our three other most highly compensated executive officers who were serving as executive officers at the end of 2009 and one former executive who retired in 2009 (collectively, our "named executive officers"):

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation(3)	Total
James J. Kim	2009	$ 581,539	$—	$—	$ —	$ —	$—	$ 3,000	$ 584,539
Executive Chairman of the	2008	1,000,000	—	—	2,015,325	—	—	6,000	3,021,325
Board and former	2007	991,346	—	—	—	1,288,000	—	6,000	2,285,346
Chief Executive Officer									
Kenneth T. Joyce	2009	526,346	—	—	—	—	—	11,960	538,306
President and	2008	486,154	—	—	483,678	375,000	—	7,719	1,352,551
Chief Executive Officer	2007	382,692	—	—	—	350,000	—	16,236	748,928
Joanne Solomon	2009	363,462	—	—	—	—	—	3,000	366,462
Executive Vice President and	2008	361,154	—	—	—	239,250	—	8,300	608,704
Chief Financial Officer	2007	257,692	—	—	248,790	155,000	—	6,000	667,482
Gil C. Tily	2009	484,615	—	—	—	—	—	3,000	487,615
Executive Vice President,	2008	500,000	—	—	—	281,250	—	8,816	790,066
Chief Administrative									
Officer, General Counsel and									
Corporate Secretary									
JooHo Kim	2009	393,077	—	—	—	—	—	71,953	465,030
President, Amkor Technology									
Korea and Executive									
Vice President, Worldwide									
Manufacturing Operations									
James M. Fusaro	2009	399,616	—	—	—	—	—	25,416	425,032
Executive Vice President,	2008	396,539	—	—	443,372	225,000		38,687	1,103,598
Assembly and Test	2007	357,692	—	—	—	283,000	—	9,720	650,412
Product Management									
KyuHyun Kim	2009	289,667(4)	—	—	—	—	—	2,666,680	2,956,347
former President, Amkor	2008	423,691(4)	—	—	322,452	294,000	—	18,579	1,058,722
Technology Korea	2007	468,314(4)	—	—	—	360,000	—	18,714	847,028
and Head of Worldwide									
Manufacturing Operations									

Notes

(1) The amounts in the Option Awards column reflect the aggregate grant date fair value of such awards for the years ended December 31, 2009, 2008 and 2007, calculated in accordance with generally acceptable accounting principles and excluding the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these amounts are included in Note 3 to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 24, 2010. These amounts reflect the accounting expense for these awards, and do not correspond to the actual value, if any, that will be recognized by the named executive officers.

(2) Represents amounts paid pursuant to the terms of the bonus plans with respect to the years ended December 31, 2008 and 2007, which contain both formula-based criteria and discretionary components.

(3) See the All Other Compensation Table below for additional information.

(4) The amounts have been converted from Korean Won based on the monthly average exchange rate for the years ended December 31, 2009, 2008 and 2007.

2009 All Other Compensation Table

All Other Compensation amounts in the Summary Compensation Table consist of the following:

Name		Auto Fringe(1)	Tax Related Payments	401(k) Match(2)	Collective Insurance by Company(3)	Insurance Obligated by Government(4)	Executive Medical Exam(5)	Severance Payment	Service Award	Relocation Fringe	Expatriate Payment	Total
James J. Kim	2009	$ —	$ —	$3,000	$—	$ —	$ —	$ —	$ —	$ —	—	$ 3,000
	2008	—	—	6,000	—	—	—	—	—	—	—	6,000
	2007	—	—	6,000	—	—	—	—	—	—	—	6,000
Kenneth T. Joyce	2009	—	—	3,000	—	—	8,960	—	—	—	—	11,960
	2008	—	—	6,000	—	—	1,719	—	—	—	—	7,719
	2007	—	—	6,000	—	—	10,236	—	—	—	—	16,236
Joanne Solomon	2009	—	—	3,000	—	—	—	—	—	—	—	3,000
	2008	—	—	6,000	—	—	2,300	—	—	—	—	8,300
	2007	—	—	6,000	—	—	—	—	—	—	—	6,000
Gil C. Tily	2009	—	—	3,000	—	—	—	—	—	—	—	3,000
	2008	—	—	5,135	—	—	3,681	—	—	—	—	8,816
JooHo Kim	2009	1,841(6)	15,635(7)	3,000	72(6)	3,040(6)	3,971	—	—	18,000(7)	26,394(7)	71,953
James M. Fusaro	2009	—	18,345(8)	3,000	—	—	4,071	—	—	—	—	25,416
	2008	—	22,769(9)	6,000	—	—	9,918	—	—	—	—	38,687
	2007	—	—	6,000	—	—	3,720	—	—	—	—	9,720
KyuHyun Kim	2009	5,767(6)	—	—	72(6)	10,078(6)	—	2,648,622(10)	2,141(6)	—	—	2,666,680
	2008	7,568(6)	813(6)	—	83(6)	10,115(6)	—	—	—	—	—	18,579
	2007	7,266(6)	798(6)	—	105(6)	10,545(6)	—	—	—	—	—	18,714

Notes

(1) Represents the cost to us of the following automobile related items including repairs, fuel, tolls, parking fees and insurance premiums: JooHo Kim — $1,841 in 2009; KyuHyun Kim — $5,767, $7,568 and $7,266 in 2009, 2008 and 2007, respectively.

(2) Represents our matching contributions to the participants' 401(k) accounts.

(3) Represents supplemental company-paid collective insurance premiums for a policy where Amkor is not the beneficiary.

(4) Represents supplemental company-paid premiums for insurance for which we are not the beneficiary (as obligated by the Korean government).

(5) Represents the cost to us of a comprehensive annual physical examination made available to our executive officers.

(6) Converted from Korean Won based on the monthly average exchange rate for the year ended December 31, 2009 with respect to JooHo Kim, and the years ended December 31, 2009, 2008, and 2007 with respect to KyuHyun Kim.

(7) Represents payments made to Mr. Kim in 2009 in respect of his expatriate assignment, paid consistent with company policy for expatriate employees.

(8) Represents a one-time payment to Mr. Fusaro (including a tax gross-up) for taxes due under Section 409A with respect to stock options exercised by Mr. Fusaro in 2006.

(9) Represents a one-time payment to Mr. Fusaro (including a tax gross-up) relating to his 2005 expatriate assignment.

(10) Converted from Korean Won based on the exchange rate on the date of payment.

Grants of Plan-Based Awards in 2009

There were no equity awards granted to our named executive officers under any plan during 2009.

Outstanding Equity Awards at Year-End

The following table shows the number of shares covered by both exercisable and non-exercisable stock options held by our named executive officers as of December 31, 2009.

Name	Number of Securities Underlying Unexercised Options Exercisable(#)(1)	Number of Securities Underlying Unexercised Options Unexercisable(#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price	Option Expiration Date
James J. Kim	250,000	—	—	$10.79	2/22/2013
	250,000	—	—	12.40	6/26/2013
	60,000(2)	—	—	5.31	11/12/2014
	95,000(3)	—	—	7.00	2/13/2016
	62,500	187,500(4)	—	11.29	2/19/2018
Kenneth T. Joyce	40,000	—	—	10.79	2/4/2011
	40,000	—	—	10.79	4/4/2012
	70,000	—	—	10.79	2/22/2013
	100,000	—	—	12.40	6/26/2013
	45,000(2)	—	—	5.31	11/12/2014
	30,000(3)	—	—	7.00	2/13/2016
	15,000	45,000(4)	—	11.29	2/19/2018
Joanne Solomon	5,000	—	—	10.79	2/28/2011
	4,000	—	—	10.79	4/4/2012
	5,000	—	—	10.79	2/22/2013
	7,000	—	—	12.40	6/26/2013
	5,000	—	—	14.21	9/30/2013
	6,000(5)	—	—	5.71	10/27/2014
	4,000(3)	—	—	7.00	2/13/2016
	26,041	23,959(6)	—	8.42	11/13/2017
Gil C. Tily	43,750	31,250(7)	—	10.97	8/6/2017
JooHo Kim	3,750	—	—	10.79	4/4/2012
	7,000	—	—	10.79	2/22/2013
	20,000	—	—	12.40	6/26/2013
	130,000	—	—	17.39	1/30/2014
	20,000	—	—	5.31	11/12/2014
	12,500	—	—	7.00	2/13/2016
	16,000	24,000(8)	—	8.67	12/14/2017
James M. Fusaro	5,000	—	—	10.79	2/4/2011
	10,000	—	—	13.00	2/22/2012
	7,000	—	—	10.79	4/4/2012
	10,000	—	—	10.79	11/1/2012
	8,000	—	—	10.79	5/9/2013
	25,000	—	—	12.40	6/26/2013
	24,000	—	—	5.71	10/27/2014
	25,000	—	—	7.00	2/13/2016
	13,750	41,250(4)	—	11.29	2/19/2018
KyuHyun Kim	25,000(3)	—	—	7.00	1/8/2010(9)
	10,000	—	—	11.29	1/8/2010(9)

Notes

(1) Unless otherwise indicated, each of the options listed was granted prior to July 1, 2004. During August 2004, the Compensation Committee of our Board of Directors approved the full vesting of all unvested outstanding options that were granted prior to July 1, 2004.

(2) The option was granted on November 12, 2004 with the following vesting schedule: 25% of the options became exercisable 12 months after the grant date with 1/48th of the options becoming exercisable each month thereafter.

(3) The option was granted on February 13, 2006 with the following vesting schedule: 100% of the options became exercisable 24 months after the grant date.

(4) The option was granted on February 19, 2008 with the following vesting schedule: The option vests over four years with 25% of the shares subject to the option vesting on each of the first four anniversary dates of the grant date.

(5) The option was granted on October 27, 2004 with the following vesting schedule: 25% of the option became exercisable 12 months after the grant date with 1/48th of the option shares becoming exercisable each month thereafter. In exchange for cash payments of $4,680 to Ms. Solomon, these stock options were amended in December 2006 to increase the exercise price from $4.93 to $5.71, the fair market value on the date of grant.

(6) The option was granted on November 13, 2007 with the following vesting schedule: The option vests over four years with 25% of the option becoming exercisable on the first anniversary of the grant date and 1/48th of the shares subject to the option vesting monthly thereafter.

(7) The option was granted on August 6, 2007 with the following vesting schedule: The option vests over four years with 25% of the shares subject to the option vesting on the first anniversary of the grant date and 1/48th of the shares subject to the option vesting monthly thereafter.

(8) The option was granted on December 14, 2007 with the following vesting schedule: The option vests over four years with 40% of the shares subject to the option vesting on the first anniversary of the grant date and 20% of the shares subject to the option vesting each year thereafter.

(9) Mr. KyuHyun Kim resigned on October 8, 2009, and as a result, these options expired as of January 8, 2010.

2009 Option Exercises and Stock Vested

The following table shows all stock options exercised and the value realized upon exercise by our named executive officers during 2009.

	Option Awards	
Name	Shares Acquired on Exercise (#)	Value Realized on Exercise
KyuHyun Kim	20,000	$11,800

2009 Severance Benefits

None of our U.S. executives has a pension benefit or post-retirement health coverage arrangement provided by Amkor.

On October 8, 2009, Mr. KyuHyun Kim, our former President of Amkor Technology Korea and Head of Amkor's Worldwide Manufacturing Operations, resigned.

In connection with his separation from the company, the company made a one-time lump sum payment to Mr. Kim totaling Korean Won 3,167,222,223 (approximately $2.6 million). The total amount consists of Korean Won 2,687,222,223 (approximately $2.2 million) accrued and payable under the Korean Severance Plan described below, and an additional severance amount of Korean Won 480,000,000 (approximately $400,000), equal to twelve (12) months' base salary for Mr. Kim.

Mr. JooHo Kim participates in a severance benefit program under which Korean executives are entitled to a one-time lump sum benefit at the time of separation. This amount is calculated based on average monthly salary, years of service and seniority. Under this severance benefit, Mr. Kim will be entitled to certain benefits upon termination of his employment with Amkor, as follows:

	Event							
Compensation Component	Voluntary Resignation	Early Retirement	Normal Retirement(1)	Involuntary Not for Cause	For Cause Termination	Change-in Control	Death	Disability
Korean Severance Plan(1)	$68,506	$68,506	$68,506	$68,506	$68,506	$68,506	$68,506	$68,506
Form of Payment(2)(3)	Lump Sum	Lump Sum	Lump Sum	Lump Sum	Lump Sum	Lump Sum	Lump Sum	Lump Sum

Notes

(1) There is no normal retirement age for executives under the Korean Severance Plan. The values presented assume Mr. Kim's termination of employment at December 31, 2009.

(2) Mr. Kim's benefit is payable in the form of a lump sum which is calculated directly based on average monthly salary, years of service and seniority on the date of separation. The lump sum is payable immediately upon separation without any adjustment. As such, there is no conversion of an annuity to a lump sum and, thus, no need for assumptions concerning either mortality or a discount rate.

(3) The exchange rate from Korean Won to U.S. dollars was based on the spot rate on December 31, 2009.

Post Employment Compensation

As described in Compensation Discussion and Analysis above, our named executive officers are employees at will and do not have employment, change-in-control or severance agreements with us. The information and related tables presented below reflect the amount of compensation that would become payable to our named executive officers upon certain events if the named executive officer's employment had terminated on December 31, 2009. The figures shown are based on Amkor's closing stock price on that date and any actual amounts paid under these scenarios, should they occur in the future, may be different. For purposes of this section, we have excluded amounts that would become payable under programs that are generally available to Amkor's salaried employees (e.g., our 401(k) plan and company-provided life insurance).

Cash Payments upon Termination of Service

Amkor does not have any executive contracts or agreements that provide for cash severance payments for terminations of any kind for U.S.-based executives. Furthermore, there is no policy that obligates us to pay severance under any circumstances. In the past, we have had an informal practice regarding severance payments where employees whose service is involuntarily terminated due to a reduction in force have generally received three weeks of base salary pay for their first year of service and one week of base salary for every year of service thereafter. This practice and formula has been used typically for non-executive officers. For executives, our past practice has generally ranged from providing six to twelve months of base salary and in one case, approximately 24 months. Mr. JooHo Kim participates in a severance benefit plan whereby he will be entitled to certain benefits upon termination of employment with Amkor. Mr. KyuHyun Kim received a cash payment upon his resignation in 2009, which is described under the Severance Benefits section above.

Treatment of Equity upon Termination

Our stock incentive plans and related award agreements provide that upon termination or death, unvested shares revert to the plans under which they were granted except upon a change in control or upon retirement for shares granted after April 4, 2001. The following table shows the additional vesting, if any, for unvested stock option awards and the exercise periods for vested stock option awards, if applicable, should the following events occur.

Treatment of Outstanding Stock Options upon Various Events

Voluntary Resignation	Normal Retirement(1)(2)	Involuntary Not for Cause	For Cause Termination	Change in Control	Death	Disability
No additional vesting; *up to 3 months to exercise*	*No additional vesting;* *up to 12 months to exercise*	*No additional vesting;* *up to 3 months to exercise*	*No additional vesting;* *up to 3 months to exercise*	*Accelerated vesting (if not assumed);* *up to 90 days to exercise*	*No additional vesting;* *up to 12 months to exercise*	*No additional vesting;* *up to 12 months to exercise*

Notes

(1) Normal Retirement is defined as termination of service on or after the date when the sum of (i) the optionee's age (rounded down to the nearest whole month), plus (ii) the number of years (rounded down to the nearest whole month) that the optionee has provided services equals or is greater than seventy-five (75).

(2) Options granted after April 4, 2001 under the 1998 Stock Plan will continue to vest for 12 months following the optionee's retirement. The optionee has an additional 30 days after such 12 month period to exercise the options.

Based on the treatment outlined in the preceding table, the following table shows the value attributable to the acceleration of vesting for outstanding stock options, if applicable, under each event. The value shown is based on a termination date of December 31, 2009 using the closing price of our common stock on that date, which was $7.16.

	Gain Related to Accelerated Vesting of Outstanding Stock Options						
Compensation Component	**Voluntary Resignation**	**Normal Retirement**	**Involuntary Not for Cause**	**For Cause Termination**	**Change-in Control**	**Death**	**Disability**
James J. Kim	—	—	—	—	—	—	—
Kenneth T. Joyce	—	—	—	—	—	—	—
Joanne Solomon	—	—	—	—	—	—	—
Gil C. Tily	—	—	—	—	—	—	—
JooHo Kim	—	—	—	—	—	—	—
James M. Fusaro	—	—	—	—	—	—	—
KyuHyun Kim	—	—	—	—	—	—	—

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of February 26, 2010 by:

- each person or entity who is known by us to beneficially own 5% or more of our outstanding common stock;
- each of our directors; and
- each named executive officer.

Beneficial Ownership(a)

Name and Address†	Number of Shares (#)(a)	Percentage Ownership (%)
James J. Kim Family Group(b) 1900 S. Price Road, Chandler, AZ 85286	138,318,571	56.00%
FMR LLC(c) 82 Devonshire Street, Boston, MA 02109	27,811,931	14.67
915 Investments LP(d) 915 Mt. Pleasant Road, Bryn Mawr, PA 19010	49,594,980	21.30
Roger A. Carolin(e)	66,234	*
Winston J. Churchill(f)	3,943,884	2.15
James M. Fusaro(g)	141,500	*
Kenneth T. Joyce(h)	410,558	*
James J. Kim(i)	77,512,104	32.44
John T. Kim(j)	38,941,756	20.36
JooHo Kim(k)	219,273	*
KyuHyun Kim(l)	7,946	*
Stephen G. Newberry(m)	6,667	*
John F. Osborne(n)	44,001	*
Joanne Solomon(o)	68,961	*
Gil C. Tily(p)	50,000	*
James W. Zug(q)	108,434	*
All directors and executive officers (14 individuals)(r)	121,914,000	49.07

Notes

* Represents less than 1%.

† Unless otherwise indicated, the address for each listed person is c/o Amkor Technology, Inc., 1900 South Price Road, Chandler, Arizona 85286

(a) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any share over which the individual or entity has voting power or investment power. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options held by that person that will become exercisable on or before April 28, 2010 are deemed outstanding. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to shares shown as beneficially owned.

(b) Represents 77,512,104 shares held by James J. Kim, of which 780,000 shares are issuable upon exercise of stock options that will become exercisable on or before April 28, 2010, 5,340,454 shares that are issuable upon the conversion of convertible notes that are convertible at any time prior to the maturity date of December 1, 2013, 49,594,980 shares that are issuable upon conversion of the 2014 Notes that are convertible at any time prior to the maturity date and 10,000,000 shares which are subject to shared voting and investment power; 23 shares held by Agnes C. Kim; 17,155,857 shares held by David D. Kim as trustee, of which 2,698,513 shares are subject to shared voting and investment power (1,335,113 of these shares are issuable upon the conversion of convertible notes that are convertible at any time prior to the maturity date of December 1, 2013); 39,363,309 shares held by Susan Y. Kim as trustee, of which 30,105,965 shares are subject to shared voting and investment power (6,725,565 of these shares are issuable upon the conversion of convertible notes that are convertible at any time prior to the maturity date of December 1, 2013); 38,941,756 shares held by John T. Kim, of which 43,334 shares are issuable upon exercise of stock options that will become exercisable on or before April 28, 2010, 14,457,344 shares are held by the John T. Kim Trust of 12/31/87 and 24,441,078 shares are subject to shared voting and investment power (8,010,678 of these shares are issuable upon the conversion of convertible notes that are convertible at any time prior to the maturity date of December 1, 2013); 14,457,344 shares held by the David D. Kim Trust of 12/31/87; 6,257,344 shares held by the Susan Y. Kim Trust of 12/31/87; 2,733,334 shares held by the Trust U/D of Susan Y. Kim dated 4/16/98 f/b/o Alexandra Panichello, all of which are subject to shared voting and investment power; 2,733,333 shares held by the Trust U/D of Susan Y. Kim dated 4/16/98 f/b/o Jacqueline Panichello, all of which are subject to shared voting and investment power; and 2,733,333 shares held by the Trust U/D of Susan Y. Kim dated 4/16/98 f/b/o Dylan Panichello, all of which are subject to shared voting and investment power; 1,345,113 shares, held by the Trust U/D of James J. Kim dated 10/3/94 f/b/o Jacqueline Mary Panichello; 1,345,113 shares held by the Trust U/D of James J. Kim dated 12/24/92 f/b/o Alexandra Kim Panichello; 1,345,113 shares held by the Trust U/D of James J. Kim dated 10/15/01 f/b/o Dylan James Panichello; 1,345,113 shares held by the Trust U/D of James J. Kim dated 10/15/01 f/b/o Allyson Lee Kim; 1,345,113 shares held by the Trust U/D of James J. Kim dated 11/17/03 f/b/o Jason Lee Kim, of which, with respect to each of the foregoing amounts of 1,345,113 shares, 1,335,113 shares are issuable upon the conversion of convertible notes that are convertible at any time prior to the maturity date of December 1, 2013 and all of which are subject to shared voting and investment power; 1,335,113 shares held by the Trust U/D of James J. Kim dated 11/11/05 f/b/o Children of David D. Kim, all of which are issuable upon the conversion of convertible notes that are convertible at any time prior to the maturity date of December 1, 2013 and are subject to shared voting and investment power; 1,363,400 shares held by the James J. Kim 2008 Trust f/b/o Alexandra Kim Panichello and Descendants and are subject to shared voting and investment power; 1,363,400 shares held by the James J. Kim 2008 Trust f/b/o Jacqueline Mary Panichello and Descendants and are subject to shared voting and investment power; 1,363,400 shares held by the James J. Kim 2008 Trust f/b/o Dylan James Panichello and Descendants and are subject to shared voting and investment power; 2,726,800 shares held by the James J. Kim 2008 Trust f/b/o Descendants of John T. Kim and are subject to shared voting and investment power; and 1,363,400 shares are held by the James J. Kim 2008 Trust f/b/o Descendants of David D. Kim and are subject to shared voting and investment power; 8,069,445 shares held by James J. Kim 2008 Qualified Annuity Trust dated 11/14/08, all of which are subject to shared voting and investment power; 1,930,555 shares held by the James J. Kim 2009 Qualified Annuity Trust dated 12/29/09, all of which are subject to shared voting and investment power; 1,150,000 shares held by The James and Agnes Kim Foundation, Inc. (the "Foundation"); and 49,594,980 shares issuable upon conversion of the 2014 Notes that are convertible at any time prior to the maturity date held by 915 Investments, LP, a partnership in which James J. Kim is the sole general partner (the "Partnership").

Each of the individuals named above in footnote (b), the Partnership, the Foundation, and the trusts listed above established for the benefit of James J. Kim's children and grandchildren (the "Kim Trusts") may be deemed members of a group under Section 13(d) of the Exchange Act consisting of members of James J. Kim's family, and the Kim Trusts, the Partnership and the Foundation, (collectively, the "James J. Kim Family"), who each exercise voting or investment power with respect to the shares of common stock in concert with other members of the Group. James J. and Agnes C. Kim are husband and wife. David D. Kim, John T. Kim and Susan Y. Kim are the children of James J. and Agnes C. Kim. Each of the David D. Kim Trust of December 31, 1987, the John T. Kim Trust of December 31, 1987 and the Susan Y. Kim Trust of December 31, 1987 has as their sole trustee David D. Kim, John T. Kim and Susan Y. Kim, respectively. Susan Y. Kim is the parent of Alexandra Panichello, Jacqueline Panichello and Dylan Panichello and is the co-trustee of each of her children's trusts along with John T. Kim. These trusts are as follows: Trust U/D of Susan Y. Kim dated 4/16/98 f/b/o Alexandra Panichello, Trust U/D of Susan Y. Kim dated 4/16/98 f/b/o Jacqueline Panichello, and Trust U/D of Susan Y. Kim dated 4/16/98 f/b/o Dylan Panichello. James J. Kim has established trusts for each of the children of Susan Y. Kim, John T. Kim, and David D. Kim as follows: Trust U/D of James J. Kim dated 10/3/94 f/b/o Jacqueline Mary Panichello (John T. Kim and Susan Y. Kim as co-trustees), Trust U/D of James J. Kim dated 12/24/92 f/b/o Alexandra Kim Panichello (John T. Kim and Susan Y. Kim as co-trustees), Trust U/D of James J. Kim dated 10/15/01 f/b/o Dylan James Panichello (John T. Kim and Susan Y. Kim as co-trustees), Trust U/D of James J. Kim dated 10/15/01 f/b/o Allyson Lee Kim (John T. Kim and Susan Y. Kim as co-trustees), Trust U/D of James J. Kim dated 11/17/03 f/b/o Jason Lee Kim (John T. Kim and Susan Y. Kim as co-trustees), the Trust U/D of James J. Kim dated 11/11/05 f/b/o Children of David D. Kim (John T. Kim and David D. Kim as co-trustees), James J. Kim 2008 Trust f/b/o Alexandra Kim Panichello and Descendants (John T. Kim and Susan Y. Kim as co-trustees), James J. Kim 2008 Trust f/b/o Jacqueline Mary Panichello and Descendants (John T. Kim and Susan Y. Kim as co-trustees), James J. Kim 2008 Trust f/b/o Dylan James Panichello and Descendants (John T. Kim and Susan Y. Kim as co-trustees), James J. Kim 2008 Trust f/b/o Descendants of John T. Kim (John T. Kim and Susan Y. Kim as co-trustees) and James J. Kim 2008 Trust f/b/o Descendants of David D. Kim (David D. Kim, John T. Kim and Susan Y. Kim as co-trustees); the James J. Kim 2008 Qualified Annuity Trust dated 11/14/08 (James J. Kim and Susan Y. Kim as co-trustees) and the James J. Kim 2009 Qualified Annuity Trust dated 12/29/09 (James J. Kim and Susan Y. Kim as co-trustees). The trustees of each trust may be deemed to be the beneficial owners of the shares held by such trust.

James J. Kim, as general partner of the Partnership, has voting and investment power with respect to the Partnership. In addition, all of the directors and officers of the Foundation are members of the James J. Kim Family, including Susan Y. Kim, the Secretary. Accordingly, the Partnership and the Foundation might be expected to vote each of its shares of common stock in concert with other members of the James J. Kim Family.

James J. Kim, the Foundation and the six trusts noted above as having shares that are issuable upon the conversion of convertible notes that are convertible at any time prior to the maturity date of December 1, 2013 (the "investors") are party to a voting agreement with Amkor dated as of November 18, 2005, where the investors agreed to vote all shares of common stock issued upon conversion of the convertible notes in accordance with the voting agreement so long as certain other conditions have been satisfied during the term of the agreement, which is the earlier of December 1, 2013 or other specified events. To date, the notes have not been converted.

The James J. Kim Family may be deemed to have beneficial ownership of 138,318,571 shares or approximately 56% of the outstanding shares of common stock. Each of the foregoing persons stated that the filing of their beneficial ownership reporting statements shall not be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares of common stock reported as beneficially owned by the other such persons.

(c) As reported by FMR, LLC ("FMR"), on behalf of itself and certain of its subsidiaries (collectively, the "Fidelity Entities") and Edward C. Johnson 3d., chairman of FMR, on a Schedule 13 G/A filed on February 16, 2010, (i) FMR reported it has sole voting power with respect to 1,326,347 shares of our common stock and sole investment power with respect to 27,811,931 shares of our common stock, (ii) Edward C. Johnson 3d. reported he has sole investment power of 27,811,931 shares of our common stock and (iii) the number of shares of our common stock beneficially owned by each of the Fidelity Entities and Edward C. Johnson 3d. includes

6,394,447 shares issuable upon conversion of the 2014 Notes that are convertible at any time prior to the maturity date.

(d) Includes 49,594,980 shares issuable upon conversion of the 2014 Notes that are convertible at any time prior to the maturity date.

(e) Includes 43,334 shares issuable upon the exercise of stock options that will become exercisable by Mr. Carolin on or before April 28, 2010.

(f) Includes 68,334 shares issuable upon the exercise of stock options that will become exercisable by Mr. Churchill on or before April 28, 2010, and 3,839,350 shares held by SCP Private Equity Partners II, L.P. ("SCP"). Mr. Churchill is a limited partner of SCP Private Equity II General Partner, L.P., the managing general partner of SCP, and of the general partners of such general partner. Mr. Churchill is also a member of the investment committee which approves SCP's investments. Accordingly, Mr. Churchill may be deemed to have voting and dispositive power and beneficially own the shares held by SCP and its affiliates. Mr. Churchill disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(g) Includes 141,500 shares issuable upon the exercise of stock options that will become exercisable by Mr. Fusaro on or before April 28, 2010.

(h) Includes 355,000 shares issuable upon the exercise of stock options that will become exercisable by Mr. Joyce on or before April 28, 2010 and 34,279 shares that are issuable upon the conversion of convertible notes that are convertible at any time prior to the maturity date of May 2011.

(i) Includes 780,000 shares issuable upon the exercise of options that will become exercisable on or before April 28, 2010, 5,340,454 shares that are issuable upon the conversion of convertible notes that are convertible at any time prior to the maturity date of December 1, 2013, 49,594,980 shares issuable upon conversion of the 2014 Notes that are convertible at any time prior to the maturity date, and 10,000,000 shares subject to shared voting and investment power. Does not include 23 shares owned by Agnes C. Kim, Mr. Kim's spouse, of which Mrs. Kim has sole voting and investment power. Mr. James J. Kim disclaims beneficial ownership of such 23 shares.

(j) Includes 43,334 shares issuable upon the exercise of options that will become exercisable on or before April 28, 2010, and 14,457,344 shares held by the John T. Kim Trust of 12/31/87, of which John T. Kim, has sole voting and investment power, and 24,441,078 shares held by various trusts established for the children of Susan Y. Kim, John T. Kim and David D. Kim, of which Mr. John T. Kim as co-trustee has shared voting and investment power; 8,010,678 of these shares are issuable upon conversion of convertible notes which are convertible at any time prior to the maturity date of December 1, 2013. Mr. John T. Kim disclaims beneficial ownership of such 24,441,078 shares.

(k) Includes 209,250 shares issuable upon the exercise of stock options that will become exercisable by Mr. JooHo Kim on or before April 28, 2010.

(l) As of Mr. KyuHyun Kim's resignation on October 8, 2009.

(m) Includes 6,667 shares issuable upon the exercise of stock options that will become exercisable by Mr. Newberry on or before April 28, 2010.

(n) Includes 20,001 shares issuable upon the exercise of stock options that will become exercisable by Mr. Osborne on or before April 28, 2010.

(o) Includes 66,208 shares issuable upon the exercise of stock options that will become exercisable by Ms. Solomon on or before April 28, 2010.

(p) Includes 50,000 shares issuable upon the exercise of stock options that will become exercisable by Mr. Tily on or before April 28, 2010.

(q) Includes 66,667 shares issuable upon the exercise of stock options that will become exercisable by Mr. Zug on or before April 28, 2010.

(r) Includes 2,228,295 shares issuable upon the exercise of stock options that will become exercisable on or before April 28, 2010 and 62,980,391 shares issuable upon the conversion of convertible notes.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. Such officers, directors and ten-percent stockholders are also required by SEC rules to furnish Amkor with copies of all forms that they file pursuant to Section 16(a).

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons that no other reports were required for such persons, Amkor believes that all Section 16(a) filing requirements applicable to our officers, directors and ten-percent stockholders were complied with in a timely fashion during 2009.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has approved the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2010.

PricewaterhouseCoopers has served as our independent registered public accounting firm since 2000. The Board of Directors expects that representatives of PricewaterhouseCoopers will attend the Annual Meeting to make a statement if they desire to do so, and will be available to respond to appropriate questions.

We are asking our stockholders to ratify the selection of PricewaterhouseCoopers as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, the Board is submitting the selection of PricewaterhouseCoopers to our stockholders for ratification as a matter of good corporate practice. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of our company and our stockholders.

The Board unanimously recommends a vote FOR the ratification of appointment of PricewaterhouseCoopers as our independent registered public accounting firm for the year ending December 31, 2010.

Fees Paid to PricewaterhouseCoopers

The following table shows the fees paid by us to PricewaterhouseCoopers LLP, our independent registered public accounting firm, or accrued by us for years 2009 and 2008.

	Year Ended December 31,	
	2009	2008
	(In thousands)	
Audit fees	$3,082	$3,471
Audit-related fees(1)	37	35
Tax fees(2)	737	697
All other fees(3)	88	2
Total	$3,944	$4,205

Notes

(1) Audit-related fees consist of fees associated with an employee benefit plan audit.

(2) Tax fees consist primarily of fees associated with tax compliance, advice and planning services.

(3) All other fees in 2009 includes information technology advice, and in 2009 and 2008 includes a license fee for access to an accounting and reporting research tool.

Policy on Audit Committee's Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee is required to pre-approve the audit and non-audit services performed by our independent registered public accounting firm, PricewaterhouseCoopers, in accordance with the Amkor Audit and Non-Audit Services Pre-Approval Policy. This policy provides for pre-approval of audit, audit-related, tax services and other services specifically described by the Audit Committee. The policy also provides for the general approval of additional individual engagements, which, if they exceed certain pre-established thresholds, must be separately approved by the Audit Committee.

This policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services, provided that any such pre-approval decisions must be reported to the Audit Committee. All of the services provided by PricewaterhouseCoopers during the year ended December 31, 2009 were approved by the Audit Committee. Additionally, the Audit Committee concluded that the provision of such services by PricewaterhouseCoopers was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The role of the Audit Committee is to oversee Amkor's accounting and financial reporting processes on behalf of the Board of Directors. The Audit Committee is comprised solely of independent directors, as defined in the Nasdaq listing standards and SEC regulations, and it operates under a written charter adopted by the Board of Directors. The Audit Committee reviews and reassesses the adequacy of the Audit Committee Charter on an annual basis.

The Audit Committee's overall responsibility is one of oversight. Management is responsible for Amkor's consolidated financial statements as well as for maintaining effective internal controls over financial reporting, disclosure controls and procedures, compliance with laws and regulations and applicable ethical business standards. The independent registered public accounting firm is responsible for performing audits of Amkor's consolidated financial statement and the effectiveness of Amkor's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB") and issuing reports thereon. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of their audits and the overall quality of the Company's financial reporting.

In performing its oversight function, the Audit Committee:

(1) reviewed and discussed with management Amkor's audited consolidated financial statements for the year ended December 31, 2009;

(2) discussed with Amkor's independent registered public accounting firm the matters required to be discussed by PCAOB auditing standard AU380; and

(3) received the written disclosures and the letter from Amkor's independent registered public accounting firm required by the applicable requirements of the PCAOB, and has discussed with the independent registered public accounting firm such firm's independence. The Audit Committee considered whether the provision of non-audit services by Amkor's independent registered public accounting firm is compatible with maintaining the independence of the independent registered public accounting firm. The Audit Committee concluded that the independent registered public accounting firm is independent from Amkor and their management.

Based on all of the foregoing, the Audit Committee recommended to the Board of Directors that Amkor's audited consolidated financial statements for the year ended December 31, 2009 be included in Amkor's Annual Report on Form 10-K and filed with the SEC. The Audit Committee also selected PricewaterhouseCoopers as Amkor's independent registered public accounting firm for the year ending December 31, 2010.

The foregoing report has been furnished by the following directors and members of the Audit Committee:

James W. Zug, Chair
Roger A. Carolin
John F. Osborne

INCORPORATION BY REFERENCE

The information contained above under the captions "Report of the Compensation Committee of the Board of Directors" and "Report of the Audit Committee of the Board of Directors" shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, other than as provided therein, or to the liabilities of Section 18 of the Exchange Act of 1934, as amended, except to the extent that we specifically request such information be treated as soliciting material or specifically incorporate it by reference into a document filed under the Securities Act or Exchange Act of 1934, as amended. In addition, this Proxy Statement contains references to several website addresses. The information on these websites is not part of this Proxy Statement.

DELIVERY OF VOTING MATERIALS TO STOCKHOLDERS SHARING AN ADDRESS

To reduce the expense of delivering duplicate voting materials to our stockholders who may hold shares of Amkor common stock in more than one stock account, we are delivering only one set of the proxy solicitation materials to certain stockholders who share an address, unless otherwise requested. A separate proxy card is included in the voting materials for each of these stockholders. We will promptly deliver, upon written or oral request, a separate copy of the annual report or this proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered. To obtain an additional copy, you may contact our Corporate Secretary by writing to Corporate Secretary, Amkor Technology, Inc., 1900 South Price Road, Chandler, Arizona 85286, or contact us by telephone at (480) 821-5000. Similarly, if you share an address with another stockholder and have received multiple copies of our proxy materials, you may contact us at the address or telephone number specified above to request that only a single copy of these materials be delivered to your address in the future. Stockholders sharing a single address may revoke their consent to receive a single copy of our proxy materials in the future at any time by contacting us at the address or telephone number listed above.

ANNUAL REPORT ON FORM 10-K

Our annual report on Form 10-K for the fiscal year ended December 31, 2009 is being mailed prior to or with this proxy statement to stockholders entitled to notice of the Annual Meeting.

WE WILL PROVIDE EACH BENEFICIAL OWNER OF OUR SECURITIES AS OF THE RECORD DATE WITH A COPY OF THE COMPANY'S 2009 ANNUAL REPORT ON FORM 10-K INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES THERETO, WITHOUT CHARGE, BY FIRST CLASS MAIL, PROMPTLY UPON RECEIPT OF A WRITTEN OR ORAL REQUEST FROM SUCH PERSON. SUCH REQUEST SHOULD BE DIRECTED TO AMKOR'S CORPORATE SECRETARY, AMKOR TECHNOLOGY, INC., 1900 SOUTH PRICE ROAD, CHANDLER, ARIZONA 85286, TELEPHONE: (480) 821-5000.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

Commission File Number 000-29472

Amkor Technology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**23-1722724**
(State of incorporation)	*(I.R.S. Employer Identification Number)*

1900 South Price Road
Chandler, AZ 85286
(480) 821-5000

(Address of principal executive offices and zip code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2009, based upon the closing price of the common stock as reported by the NASDAQ Global Select Market on that date, was approximately $511.2 million.

The number of shares outstanding of each of the issuer's classes of common equity, as of January 29, 2010, was as follows: 183,230,953 shares of Common Stock, $0.001 par value.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's Proxy Statement relating to its 2010 Annual Meeting of Stockholders, to be filed subsequently, are incorporated by reference into Part III of this Report where indicated.

TABLE OF CONTENTS

All references in this Annual Report to "Amkor," "we," "us," "our" or the "company" are to Amkor Technology, Inc. and its subsidiaries. We refer to the Republic of Korea, which is also commonly known as South Korea, as "Korea." Amkor®, Amkor Technology®, ChipArray®, FlipStack™, FusionQuad®, *Micro*LeadFrame®, TMV™, and Unitive® are either trademarks or registered trademarks of Amkor Technology, Inc. All other trademarks appearing herein are held by their respective owners. Subsequent use of the above trademarks in this report may occur without the respective superscript symbols (TM or ®) in order to facilitate the readability of the report and are not a waiver of any rights that may be associated with the relevant trademarks.

PART I

Item 1. *Business*

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This business section contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intend" or the negative of these terms or other comparable terminology. Because such statements include risks and uncertainties, actual results may differ materially from those anticipated in such forward-looking statements. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors" in Item 1A of this Annual Report. These factors may cause our actual results to differ materially from any forward-looking statement.

OVERVIEW

Amkor is one of the world's leading subcontractors of semiconductor packaging (sometimes referred to as assembly) and test services. Amkor pioneered the outsourcing of semiconductor packaging and test services through a predecessor corporation in 1968 and over the years we have built a leading position by:

- Designing and developing new package and test technologies;
- Offering a broad portfolio of packaging and test technologies and services;
- Cultivating long-standing relationships with our customers, which include many of the world's leading semiconductor companies and collaborating with original equipment manufactures ("OEMs");
- Developing expertise in high-volume manufacturing processes; and
- Having a diversified operational scope, with production capabilities in China, Japan, Korea, the Philippines, Singapore, Taiwan and the United States ("U.S.").

Packaging and test are integral steps in the process of manufacturing semiconductor devices. The manufacturing process begins with silicon wafers and involves the fabrication of electronic circuitry into complex patterns, thus creating large numbers of individual chips on the wafers. The fabricated wafers are then probe tested to ensure the individual devices meet electrical specifications. The packaging process creates an electrical interconnect between the semiconductor chip and the system board. In packaging, fabricated semiconductor wafers are separated into individual chips. These chips are typically attached through wire bond or wafer bump technologies to a substrate or leadframe and then encased in a protective material. In the case of an advanced wafer level package, the package is assembled on the surface of a wafer.

Our packages are designed for application specific body size and electrical connection requirements to provide optimal electrical connectivity and thermal performance. The packaged chips are then tested using sophisticated equipment to ensure that each packaged chip meets its design and performance specifications. Increasingly, packages are custom designed for specific chips and specific end-market applications. We are able to provide turnkey packaging and test solutions including semiconductor wafer bump, wafer probe, wafer backgrind, package design, assembly, test and drop shipment services.

Our customers include, among others: Altera Corporation; Atmel Corporation; Broadcom Corporation; Infineon Technologies AG; International Business Machines Corporation ("IBM"); LSI Corporation; Qualcomm Incorporated; ST Microelectronics, Pte.; Texas Instruments, Inc. and Toshiba Corporation. The outsourced semiconductor packaging and test market is very competitive. We also compete with the internal semiconductor packaging and test capabilities of many of our customers.

AVAILABLE INFORMATION

Amkor files annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's Public Reference Room, 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the Public Reference Room. The SEC maintains a web site that contains annual, quarterly and current reports, proxy statements and other information that issuers (including Amkor) file electronically with the SEC. The SEC's web site is *http://www.sec.gov.*

Amkor's web site is *http://www.amkor.com.* Amkor makes available free of charge through its web site, our annual reports on Form 10-K; quarterly reports on Form 10-Q; current reports on Form 8-K; Forms 3, 4 and 5 filed on behalf of directors and executive officers; and any amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934 as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. We also make available, free of charge, through our web site, our Corporate Governance Guidelines, the charters of the Audit Committee, Nominating and Governance Committee and Compensation Committee of our Board of Directors, our Code of Business Conduct and Ethical Guidelines, our Code of Ethics for Directors and other information and materials. The information on Amkor's web site is not incorporated by reference into this report.

INDUSTRY BACKGROUND

Semiconductor devices are the essential building blocks used in most electronic products. As semiconductor devices have evolved, there have been several important consequences, including: (1) an increase in demand for mobile phones, consumer electronics, computers and networking equipment; (2) the proliferation of semiconductor devices into diverse end products such as automotive systems; and (3) an increase in the semiconductor content within electronic products in order to provide greater functionality and higher levels of performance. These consequences have fueled the growth of the overall semiconductor industry, as well as the market for outsourced semiconductor packaging and test services.

Historical trends indicate that semiconductor industry demand appears to be increasingly driven by global consumer spending. There has been a strong correlation between world-wide gross domestic product and semiconductor industry cycles. The recent financial crisis and global recession resulted in a downturn in the semiconductor industry. Reduced economic activity and decreased consumer spending during the first half of 2009 caused significant decreases in demand for our services. During the second half of 2009, the semiconductor industry showed signs of improvement from this downturn resulting in recent increases in demand for our services and improved utilization of our capacity.

Semiconductor companies outsource their packaging and test services to subcontract providers, such as Amkor, for the following reasons:

Subcontract providers have developed expertise in advanced packaging and test technologies.

Semiconductor companies face increasing demands for miniaturization, increased functionality and improved thermal and electrical performance in semiconductor devices. This trend, along with greater complexity in the design of semiconductor devices and the increased customization of interconnect packages, has led many semiconductor companies to view packaging and test as an enabling technology requiring sophisticated expertise and technological innovation. As packaging and test technology becomes more advanced, many semiconductor companies are relying on subcontract providers of packaging and test services as a key source of new package design, thereby enabling them to reduce their internal research and development costs.

Subcontract providers offer a cost effective solution in a highly cyclical, capital intensive industry.

Semiconductor packaging is a complex process requiring substantial investment in specialized equipment, factories and human resources. As a result of the large investments required, manufacturing facilities must operate at a high capacity level for an extended period of time to be cost effective. Shorter product life cycles, coupled with the need to update or replace packaging equipment to accommodate new package types, makes it more difficult for semiconductor companies to maintain cost effective utilization of their packaging and test assets throughout semiconductor industry cycles. Subcontract providers of packaging and test services, on the other hand, can typically use their assets to support a broad range of customers, potentially generating more efficient use of their production assets and a more cost effective solution.

Subcontract providers can facilitate a more efficient supply chain and thus help shorten time-to-market for new products.

We believe that semiconductor companies, together with their customers, are seeking to shorten the time-to-market for their new products, and that having an effective supply chain is a critical factor in facilitating timely and successful product introductions. Semiconductor companies frequently do not have sufficient time to develop their packaging and test capabilities or deploy the equipment and expertise to implement new packaging technology in volume. For this reason, semiconductor companies are leveraging the resources and capabilities of subcontract packaging and test companies to deliver their new products to market more quickly.

The availability of high quality packaging and test services from subcontractors allows semiconductor manufacturers to focus their resources on semiconductor design and wafer fabrication.

As semiconductor process technology migrates to larger wafers and smaller feature size, the cost of building a state-of-the-art wafer fabrication factory has risen significantly, and can be several billions of dollars. The high cost of investing in next generation silicon technology and equipment is causing many semiconductor companies to adopt a "fabless" or "fab-lite" strategy in which they reduce or eliminate their investment in wafer fabrication and associated packaging and test assets, thus increasing the reliance on outsourced providers of semiconductor manufacturing services, including packaging and test. "Fabless" semiconductor companies do not have factories and focus exclusively on the semiconductor design process and outsource virtually every step of the manufacturing process.

COMPETITIVE STRENGTHS AND STRATEGY

We believe we are well-positioned in the outsourced packaging and test market. To build upon our industry position and to remain one of the preferred subcontractors of semiconductor packaging and test services, we are pursuing the following strategies:

Leading Technology Innovator

We are a leader in developing advanced semiconductor packaging and test solutions. We have designed and developed several state-of-the-art package formats and technologies including our Package-on-Package with TMV (Through Mold Via), FusionQuad, fcBGA (Flip Chip Ball Grid Array), conformal shielding and copper pillar bumping and packaging technologies. In addition, we believe that as semiconductor technology continues to achieve smaller device geometries with higher levels of speed and performance, packages will increasingly require flip chip and wafer bump-based interconnect solutions. We have been investing in our technology leadership in electroplated and other wafer bump and wafer level processing. We have also been a leader in developing environmentally friendly ("Green") integrated circuit packaging, which involves the elimination of lead and certain other materials.

We provide a complete range of test engineering services for radio frequency mixed signal, logic and memory devices, from test program development to full product characterization. Amkor is a major provider of radio frequency test services and a leader in strip test, an innovative parallel test solution that offers customers low cost, faster index time and improved yields.

We have approximately 400 employees engaged in research and development focusing on the design and development of new semiconductor packaging and test technologies.

Long-Standing Relationships and Collaboration with Prominent Semiconductor Companies

Our customers include most of the world's largest semiconductor companies and over the last four decades, Amkor has developed long-standing relationships with many of these companies. We believe that our production excellence has been a key factor in our success in attracting and retaining customers. We work with our customers and our suppliers to develop proprietary process technologies to enhance our existing capabilities, reduce time-to-market, increase quality and lower our costs.

We believe that our focus on research and product development will enable us to enter new markets early, capture market share and promote the adoption of our new package designs as industry standards. We collaborate with customers and leading OEMs to develop comprehensive package solutions that make it easier for next-generation semiconductors to be designed into next-generation end products. By collaborating with leading semiconductor companies and OEM electronic companies, we gain access to technology roadmaps for next generation semiconductor designs and obtain the opportunity to develop new packages that satisfy their future requirements.

Broad Offering of Package Design, Packaging and Test Services

Creating successful interconnect solutions for advanced semiconductor devices often poses unique thermal electrical and other design challenges, and Amkor employs a large number of package design engineers to solve these challenges. Amkor produces hundreds of package types which encompass more than 1,000 unique products, representing one of the broadest package offerings in the semiconductor industry. These package solutions are driven by the needs of our customers for more electrical connections, enhanced electrical or thermal performance, smaller package size and lower cost.

We provide customers with a wide array of packaging solutions including leadframe and laminate packages, using gold and copper wire bond and flip chip formats. We are a leading subcontract provider of:

- Flip chip and wafer level packages, in which the semiconductor die is connected directly to the package substrate or system board, which deliver improved electrical performance used in high-power and high-speed applications such as graphics processors and microprocessors;
- Three dimensional ("3D") such as package-on-package and stacked chip scale packages, in which the individual chips or individual packages are stacked vertically to provide integration of logic and memory, while preserving space on the system board;
- Stacked chip scale packages which include high density memory die stacks, typically with wire bond connections and flip chip plus wire bond stacks called FlipStack that integrate a wire bond die on top of a flip chip die;
- Advanced leadframe packages such as *Micro*LeadFrame and FusionQuad which are thinner and smaller packages and have the ability to accommodate more leads and have better thermal and electrical characteristics than traditional leadframe packages;
- Multi-chip or system-in-package ("SiP") modules used in mobile phones and other handheld end-products; and
- Packages for micro-electromechanical system devices, which are used in a variety of end markets including automotive, industrial and consumer electronics.

We are expanding our copper wire capabilities in support of both advanced and commodity packages, as some customers are migrating to copper wire bond to mitigate their exposure to gold prices. We also offer an extensive line of advanced probe and final test services for analog, digital, logic, mixed signal and radio frequency semiconductor devices. We believe that the breadth of our design, packaging and test services is important to customers seeking to limit the number of their suppliers.

Geographically Diversified Operational Base

We have a broad geographical base of more than five million square feet of manufacturing space strategically located in seven countries in many of the world's important electronics manufacturing regions.

Our customers benefit from one of the industry's most extensive operational footprints. We believe that our scale and scope allow us to provide cost effective solutions to our customers by offering:

- Capacity to absorb large orders and accommodate quick turn-around times;

- Favorable pricing on materials and equipment, where possible, by using our purchasing power and industry position;
- Dual site qualifications and capabilities and solutions for specific loading requirements and risk mitigation; and
- Broad range of packaging and test services so that we can provide multiple or turnkey solutions for many packaging needs, including semiconductor wafer bump, wafer probe, wafer backgrind, package design, assembly, strip test, singulated test and drop shipment services to name a few.

Competitive Cost Structure

We believe that a competitive cost structure and disciplined capital investment decisions are key factors for achieving profitability and generating free cash flow. There has been a continuous push throughout the entire semiconductor supply chain for lower cost solutions. Some of our cost control efforts have included: (1) increasing strip densities to drive higher throughput on a single substrate strip; (2) developing smaller gold wire diameter solutions; and (3) increasing labor productivity.

We operate in a cyclical industry. During an industry downturn, similar to the downturn in the second half of 2008 and the first half of 2009, we take actions to reduce our costs to focus on generating cash flow and driving greater factory and administrative efficiencies. Cost control efforts can include reducing labor costs by temporarily lowering compensation, reducing employee and contractor headcount, shortening work weeks and obtaining labor-related foreign government subsidies. We may also limit our capital additions as we did in 2009.

PACKAGING AND TEST SERVICES

The following table sets forth, for the periods indicated, the amount of packaging and test net sales in millions of dollars and the percentage of such net sales:

	Year Ended December 31,					
	2009		2008		2007	
Packaging services						
Chip scale package	$ 695	31.9%	$ 697	26.2%	$ 647	23.6%
Ball grid array	500	23.0%	751	28.3%	722	26.4%
Leadframe	587	26.9%	753	28.3%	893	32.6%
Other packaging	152	7.0%	144	5.4%	168	6.1%
Total packaging services	1,934	88.8%	2,345	88.2%	2,430	88.7%
Test services	245	11.2%	314	11.8%	309	11.3%
Total net sales	$2,179	100.0%	$2,659	100.0%	$2,739	100.0%

Packaging Services

We offer a broad range of package formats and services designed to provide our customers with a full array of packaging solutions. Our package services are divided into families: chip scale package, ball grid array, leadframe and other packaging services.

In response to the increasing demands of today's high-performance electronic products, semiconductor packages have evolved and are designed based on application specific requirements. The differentiating characteristics of package formats can include: (1) size, (2) number of electrical connections, (3) thermal and electrical characteristics, (4) number of semiconductor devices incorporated and (5) integration of active and passive components.

Evolving semiconductor process technology and computer aided simulation toolsets have allowed integrated circuit designers to optimize the level of performance and functionality in electronic systems. The resultant integrated circuits, commonly referred to as system-on-chip solutions, often drive a higher number of electrical connections. The high number of electrical connections can be accommodated using a number of interconnect technologies, including flip chip and wire bond interconnect or a combination of both, commonly referred to as a hybrid interconnect. Flip chip packages provide a higher density interconnection capability than wire bond, as wire bond interconnect is limited to the perimeter of the semiconductor device, whereas flip chip can use the entire surface area of the semiconductor device.

Flip chip assembly is the direct electrical connection of a face-down semiconductor device (or flipped) onto a substrate. The connection is made through a conductive medium (or bump) on the semiconductor device, then subsequently joined to the surface of the substrate. Advantages of flip chip technology include enhanced thermal-electrical performance as well as thinner and smaller form factors.

Chip Scale Packages

We have designed a variety of chip scale packages where the package size is not much larger than the chip itself. The size advantage provided by a chip scale package has made this the package of choice for a number of end applications in the consumer electronics market that have very small form factors, such as smart phones, MP3 players and mobile internet devices. Some of our chip scale packages include ChipArray, wafer level chip scale package and flip chip chip scale package. In wafer level chip scale packaging, the semiconductor device becomes the package as the interconnect is constructed using various wafer bumping technologies. The bumped wafer is subsequently singulated (or diced) creating individually bumped semiconductor devices, which are then put into tape and reel for future printed circuit board assembly.

Advances in packaging technology now allow the placement of two or more semiconductor devices on top of each other within an individual package. This concept, known as 3D packaging, permits a higher level of semiconductor density and greater functionality. Some of our 3D packages include:

- Stacked chip scale package ("SCSP"), which contains two or more chips placed on top of each other. SCSP structures can include up to eight or more stacked semiconductor devices, which are ideal for solid state memory applications supporting mobile phones, MP3 players and other data storage consumer electronic systems.
- Package-on-package, which is an extremely thin chip scale package that can be stacked on top of each other, enabling the integration of logic and memory in a single footprint, supporting smart phones, digital camera or other handheld applications.

Our chip scale package family also includes system-in-package modules. System-in-package modules integrate various system elements into a single-function block, thus enabling space and power efficiency, high performance and lower production costs. Our system-in-package technology is being used in a variety of devices including: power amplifiers for mobile phones and other portable communication devices; wireless local area network modules for networking applications; and sensors, such as fingerprint recognition devices and micro-electromechanical system based microphones.

Ball Grid Array Packages

The ball grid array format was developed to facilitate the higher number of interconnections required by many advanced semiconductor devices. The close proximity of an increasing number of leads resulted in higher incidence of shorting and other electrical challenges. Higher lead counts also drove the development of more sophisticated and costly circuit boards to accommodate the high number of leads. Ball grid array solves these problems by effectively creating interconnects on the bottom of the package in the form of small bumps or balls that can be evenly distributed across the entire bottom surface of the package, allowing greater distance between the individual electrical connections. Examples of ball grid array package families are:

- Flip chip BGA ("fcBGA") incorporates a face down chip onto a substrate using a ball grid array format and is increasingly being used in advanced silicon nodes enabling our customers to implement more powerful new applications and smaller devices. The fcBGA package is used for networking and storage, gaming and computer applications; and

- Plastic ball grid array ("PBGA") packages use wire bond technology in applications requiring higher electrical interconnect counts or higher thermal performance. PBGA packages are typically used in an application residing between smaller body chip scale packages, such as handheld mobile applications, and the very high pin-count or large body size fcBGA packages are typically used in high-end networking and gaming applications. Common PBGA applications include laptop computers, video cameras, gaming systems and digital televisions.

Leadframe Packages

Leadframe-based packages are the most widely used package family in the semiconductor industry. These are typically characterized by a chip encapsulated in a plastic mold compound with copper metal leads on the perimeter.

Traditional leadframe-based packages support a wide variety of device types and applications. Two of our most popular traditional leadframe package types are small outline integrated circuit and quad flat package, commonly known as "dual" or "quad" products, respectively, based upon the number of sides from which the leads extend. The traditional leadframe package family has evolved from "through hole design," where the leads are plugged into holes on the circuit board to "surface mount design," where the leads are soldered to the surface of the circuit board. We offer a wide range of lead counts and body sizes to satisfy variations in the size of customers' semiconductor devices.

Through a process of continuous engineering and customization, we have designed several advanced leadframe package types that are thinner and smaller than traditional leadframe packages, with the ability to accommodate more leads on the perimeter of the package. These advanced leadframe packages typically have superior thermal and electrical characteristics, which allow them to dissipate heat generated by high-powered semiconductor devices while providing enhanced electrical connectivity. We plan to continue to develop increasingly smaller versions of these packages to keep pace with continually shrinking semiconductor device sizes and demand for miniaturization of portable electronic products. Two of these advanced leadframe packages are described as follows:

- One of our most successful advanced leadframe package offerings is the *Micro*LeadFrame family of QFN, or quad flat no lead packages. This package family is particularly well suited for radio frequency and wireless applications.
- FusionQuad integrates both bottom leads and peripheral leads, which significantly reduce the package size. The package targets applications for mobile hard disk drives, notebook computers and consumer electronics such as digital televisions and set top boxes.

Other Packaging Services

The other category of packaging services is largely comprised of wafer bumping services that support chip scale packaging and ball grid array product offerings. With wafer bumping, inter-connections are formed on an entire wafer prior to dicing, rather than the traditional method of forming the interconnections on a separated die. Wafer bumping has technical and economic advantages over traditional wire bonding. Wafer bumping consists of preparing the wafer for bumping and forming or placing the bumps. Preparation may include cleaning, removing insulating oxides, and providing a pad metallurgy that will protect the interconnections while making a good mechanical and electrical connection between the bump and the board. Bumps may be formed or placed on the wafer in many ways, including sputtering, electroplating, stud bumping and direct placement. Wafer bumping is a precursor to flip chip assembly. In certain instances, packages are created on the surface of a wafer, for example wafer level chip scale packages, which are used for space constrained applications with low power and low lead count requirements.

Test Services

We are a leading subcontract provider of a broad range of semiconductor integrated circuit test services including wafer probe, final test, strip test, system level test and other test-related services. Our test development centers provide complete test engineering services from test program development to full product functionality. The integrated circuit devices we test encompass nearly all technologies produced in the semiconductor industry today including digital, linear, mixed signal, memory, radio frequency and integrated combinations of these technologies. In 2009, we tested 3.7 billion units. We tested 48%, 49% and 48% of the units that we packaged in 2009, 2008 and 2007, respectively. Our test operations complement traditional wire bond as well as wafer level chip scale packages, multi-chip SiP modules and flip chip packaging technologies.

We invest in advanced test equipment to continue to provide leading edge test capability. Our test facilities are often co-located with wafer bump and packaging services for fast feedback, lower costs, streamlined logistics and faster cycle time. We have test facilities in China, Japan, Korea, the Philippines, Singapore, Taiwan and the United States. Our testing services include:

Wafer Probe

Our wafer probe testing services provide for the visual inspection and electrical testing of the wafer for defects prior to packaging. Wafer probe includes wafer mapping, a method to identify the location and characteristics of each die on the wafer. We offer thermal controlled probe, bumped wafer probe, single and double pass probe and multi-site probe among others.

Test Development and Engineering

We assist our customers with the development of required testing for their products. Our engineering services include software and hardware conversion of single-site (one device at a time) to multi-site (multiple devices in parallel), test program development, test hardware development and test program conversion to lower cost test systems. We have test development centers in Korea, the Philippines and the United States, as well as teams of highly skilled engineers in each test facility.

Strip Test

Using our strip test process, electronically isolated packaged units are tested in parallel while still in a leadframe strip form prior to separation. This process results in faster handler times and higher throughput rates, thus reducing test cost and increasing test yield.

Final Test

Final test is the process of testing each device after it has been packaged. Final test analyzes the attributes of each device and determines if it meets criteria specified by the customer. We offer test services for many devices including simple digital logic, complex application specific integrated circuits, high speed digital, memory, mixed signal and RF and wireless devices.

For packaging and test segment information, see Note 18 to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report.

RESEARCH AND DEVELOPMENT

Our research efforts focus on developing new package solutions, test services and improving the efficiency and capabilities of our existing production processes. We believe that technology development is one of the key success differentiators in the semiconductor packaging and test markets. By concentrating our research and development on our customers' needs for innovative packages, increased performance and lower cost, we gain opportunities to enter markets early, capture market share and promote our new package offerings as industry standards. In addition, we leverage our research and development by licensing our leading edge technology, such as *Micro*LeadFrame, Fine Pitch Copper Pillar, Through Mold Via, Lead Free Bumping and FusionQuad.

Our key areas for research and development are:

- 3D packaging;
- Advanced flip chip packaging;

- Advanced micro-electromechanical system packaging;
- Copper Pillar bumping and packaging;
- Copper wire interconnects;
- Engineering and characterization tools;
- Laminate and leadframe packaging;
- Manufacturing cost reduction;
- Through Mold Via technology;
- Through Silicon Via technology;
- Wafer Level Fan Out technology; and
- Wafer level processing.

We have key development partners within our customer and supplier base. We work with our partners and allocate our resources to develop applications that have promising potential for a profitable return on investment.

As of December 31, 2009, we had approximately 400 employees engaged in research and development activities. In 2009, 2008 and 2007, we spent $44.5 million, $56.2 million and $41.7 million, respectively, on research and development.

MARKETING AND SALES

Our marketing and sales offices are located throughout the world. Our support personnel manage and promote our packaging and test services and provide key customer and technical support.

To provide comprehensive sales and customer service, we typically assign our customers a direct support team consisting of an account manager, technical program manager, test program manager and both field and factory customer support representatives. We also support our largest multinational customers from multiple office locations to ensure that we are aligned with their global operational and business requirements.

Our direct support teams are further supported by an extended staff of product, process, quality and reliability engineers, as well as marketing and advertising specialists, information systems technicians and factory personnel. Together, these direct and extended support teams deliver an array of services to our customers. These services include:

- Managing and coordinating ongoing manufacturing activity;
- Providing information and expert advice on our portfolio of packaging and test solutions and related trends;
- Managing the start-up of specific packaging and test programs to improve our customers' time-to-market;
- Providing a continuous flow of information to our customers regarding products and programs in process;
- Partnering with customers on design solutions;
- Researching and assisting in the resolution of technical and logistical issues;
- Aligning our technologies and research and development activities with the needs of our customers and OEMs;
- Providing guidance and solutions to customers in managing their supply chains;
- Driving industry standards;
- Providing design and simulation services to ensure package reliability; and
- Collaborating with our customers on continuous quality improvement initiatives.

Further, we implement direct electronic links with our customers to:

- Achieve near real time and automated communications of order fulfillment information, such as inventory control, production schedules and engineering data, including production yields, device specifications and quality indices; and
- Connect our customers to our sales and marketing personnel world-wide and to our factories.

SEASONALITY

Our sales have generally been higher in the second half of the year than in the first half due to the effect of consumer buying patterns in the U.S., Europe and Asia. In addition, semiconductor companies in the U.S. generally reduce their production during the holidays at the end of December which results in a decrease in units for packaging and test services during the first quarter. Our business is tied to market conditions in the semiconductor industry which is highly cyclical. The semiconductor industry has experienced significant and sometimes prolonged cyclical downturns in the past. We can not predict the timing, strength or duration of any economic slowdown or subsequent economic recovery.

CUSTOMERS

As of December 31, 2009, we had approximately 250 customers, including many of the largest semiconductor companies in the world. The table below lists our top 25 customers in 2009 based on net sales:

Altera Corporation	Micron Technology, Inc.
Analog Devices, Inc.	NEC Corporation
Atheros Communication, Inc.	NXP Semiconductors
Atmel Corporation	ON Semiconductor Corp.
Avago Technologies Limited	Qualcomm Incorporated
Broadcom Corporation	Shanghai Hong Ri International Electronics Co., Ltd.
Conexant Systems, Inc.	PMC — Sierra, Inc.
Entropic Communications Limited	Sony Electronics Inc.
Global Unichip Corp.	ST Microelectronics, Pte
Infineon Technologies AG	Texas Instruments Inc.
Intel Corporation	Toshiba Corporation
International Business Machines Corporation ("IBM")	Xilinx, Inc.
LSI Corporation	

Our top 25 customers accounted for 76.0% of our net sales in 2009, and our ten largest customers accounted for approximately 53.4%, 49.8% and 47.0% of our net sales for the years ended December 31, 2009, 2008 and 2007, respectively. Qualcomm Incorporated accounted for more than 10% of our consolidated net sales in 2009. No customer accounted for more than 10% of our consolidated net sales in 2008 or 2007.

For segment information, see Note 18 to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report.

MATERIALS AND EQUIPMENT

Materials

Our materials are used primarily for packaging activities. Our packaging operations depend upon obtaining adequate supplies of materials on a timely basis. The principal materials used in our packaging process are leadframes, laminate substrates, gold and copper wire, mold compound, epoxy, tubes and trays. The silicon wafer is generally consigned from the customer. We do not take ownership of the customer consigned wafer and title and risk of loss remains with the customer for these materials. Test materials constitute a very small portion of our total test cost. We purchase materials based on customer forecasts and our customers are generally responsible for any unused materials which we purchased based on such forecasts.

We work closely with our primary material suppliers to ensure that materials are available and delivered on time. Moreover, utilizing commodity managers to globally manage specific commodities, we also negotiate world-wide pricing agreements with our major suppliers to take advantage of the scale of our operations. We are not dependent on any one supplier for a substantial portion of our material requirements.

Equipment

Our ability to meet the changing demand for our customers for manufacturing capacity requirements depends upon obtaining packaging and test equipment in a timely manner. We work closely with our main equipment suppliers to coordinate the ordering and delivery of equipment to meet our expected capacity needs.

Packaging Equipment

The primary equipment used in the packaging of products is wire bonders and die bonders. In addition, we maintain a variety of other packaging equipment, including mold, singulation, die attach, ball attach, and wafer backgrind along with numerous other types of manufacturing equipment. A substantial portion of our packaging equipment base can generally be used and adapted to support the manufacture of many of our package families through the use of relatively low cost tooling.

We purchase wafer bumping equipment to facilitate the manufacture of our flip chip and wafer level packaging lines. Wafer bump equipment includes sputter and spin coaters, electroplating equipment and reflow ovens and tends to have longer lead times for order and installation than other packaging equipment and is sold in relatively larger increments of capacity.

Test Equipment

The primary equipment used in the testing process includes tester, handler and probe equipment. Handlers are used to transfer individual or small groups of packaged integrated circuits to a tester. Testers are generally a more capital intensive portion of the process and tend to have longer delivery lead times than most other types of packaging equipment. We focus our capital additions on standardized tester platforms in order to maximize test equipment utilization.

ENVIRONMENTAL MATTERS

The semiconductor packaging process uses chemicals, materials and gases and generates byproducts that are subject to extensive governmental regulations. For example, we produce liquid waste when semiconductor wafers are diced into chips with the aid of diamond saws, then cooled with running water. In addition, semiconductor packages have historically utilized metallic alloys containing lead (Pb) within the interconnect terminals typically referred to as leads, pins or balls. The usage of lead (Pb) has decreased over the past few years, as we have ramped volume production of alternative lead (Pb)-free processes. Federal, state and local regulations in the U.S., as well as environmental regulations internationally, impose various controls on the storage, handling, discharge and disposal of chemicals and materials used in our manufacturing processes and in the factories we occupy.

We are engaged in a continuing program to assure compliance with federal, state and local environmental laws and regulations. We currently do not expect that capital expenditures or other costs attributable to compliance with environmental laws and regulations will have a material adverse effect on our business, liquidity, results of operations, financial condition or cash flows.

COMPETITION

The subcontracted semiconductor packaging and test market is very competitive. We face substantial competition from established packaging and test service providers primarily located in Asia, including companies with significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities. These companies include:

- Advanced Semiconductor Engineering, Inc.,

• Siliconware Precision Industries Co., Ltd. and

• STATS ChipPAC Ltd.

Such companies also have developed relationships with most of the world's largest semiconductor companies, including current or potential customers of Amkor. We also compete with the internal semiconductor packaging and test capabilities of many of our customers. Our integrated device manufacturer customers continually evaluate the outsourced services against their own in-house package and test services and at times decide to shift some or all of their outsourced packaging and test services to internally sourced capacity.

The principal elements of competition in the subcontracted semiconductor packaging market include:

• technical competence;

• quality;

• price;

• breadth of package offering;

• new package design and implementation;

• cycle times;

• customer service; and

• available capacity.

We believe that we generally compete favorably with respect to each of these elements.

INTELLECTUAL PROPERTY

We maintain an active program to protect and derive value from our investment in technology and the associated intellectual property rights. Intellectual property rights that apply to our various products and services include patents, copyrights, trade secrets and trademarks. We have filed and obtained a number of patents in the U.S. and abroad the duration of which varies depending on the jurisdiction in which the patent is filed. While our patents are an important element of our intellectual property strategy, as a whole, we are not materially dependent on any one patent or any one technology. We expect to continue to file patent applications when appropriate to protect our proprietary technologies, but we cannot assure you that we will receive patents from pending or future applications. In addition, any patents we obtain may be challenged, invalidated or circumvented and may not provide meaningful protection or other commercial advantage to us.

We also protect certain details about our processes, products and strategies as trade secrets, maintaining the confidentiality of the information we believe provides us with a competitive advantage. We have ongoing programs designed to maintain the confidentiality of such information. Further, to distinguish our products from our competitors' products, we have obtained certain trademarks and service marks. We have promoted and will continue to promote our particular brands through advertising and other marketing techniques.

EMPLOYEES

As of December 31, 2009, we had 18,200 full-time employees. Of the total employee population, 13,200 were engaged in manufacturing services, 3,000 were engaged in manufacturing support, 400 were engaged in research and development, 200 were engaged in marketing and sales and 1,400 were engaged in administration, business management and finance. We believe that our relations with our employees are good, and we have never experienced a work stoppage in any of our factories. Our employees in China, France, the Philippines, Taiwan and the U.S. are not represented by any union. Certain members of our factories in Japan and Korea are members of a union, and those that are members of a union are subject to collective bargaining agreements.

Item 1A. *Risk Factors*

The factors discussed below are cautionary statements that identify important factors and risks that could cause actual results to differ materially from those anticipated by the forward-looking statements contained in this report. For more information regarding the forward-looking statements contained in this report, see the introductory paragraph to Part II, Item 7 of this Annual Report. You should carefully consider the risks and uncertainties described below, together with all of the other information included in this report, in considering our business and prospects. The risks and uncertainties described below are not the only ones facing Amkor. Additional risks and uncertainties not presently known to us also may impair our business operations. The occurrence of any of the following risks could affect our business, liquidity, results of operations, financial condition or cash flows.

Dependence on the Highly Cyclical Semiconductor and Electronic Products Industries — We Operate in Volatile Industries and Industry Downturns and Declines in Global Economic and Financial Conditions Could Harm Our Performance.

Our business reflects the market conditions in the semiconductor industry, which is cyclical by nature. The semiconductor industry has experienced significant and sometimes prolonged downturns in the past. For example, the recent financial crisis and global recession resulted in a downturn in the semiconductor industry that adversely affected our business and results of operations in late 2008 and in 2009.

Since our business is, and will continue to be, dependent on the requirements of semiconductor companies for subcontracted packaging and test services, any downturn in the semiconductor industry or any other industry that uses a significant number of semiconductor devices, such as consumer electronic products, telecommunication devices, or computing devices, could have a material adverse effect on our business and operating results. It is difficult to predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, and if industry conditions deteriorate, we could suffer significant losses, as we have in the past, which could materially impact our business, liquidity, results of operations, financial condition and cash flows.

Fluctuations in Operating Results and Cash Flows — Our Operating Results and Cash Flows Have Varied and May Vary Significantly as a Result of Factors That We Cannot Control.

Many factors, including the impact of adverse economic conditions, could materially and adversely affect our net sales, gross profit, operating results and cash flows, or lead to significant variability of quarterly or annual operating results. Our profitability and ability to generate cash from operations is principally dependent upon demand for semiconductors, the utilization of our capacity, semiconductor package mix, the average selling price of our services, our ability to manage our capital expenditures in response to market conditions and our ability to control our costs including labor, material, overhead and financing costs. The recent downturn in demand for semiconductors resulted in significant declines in our operating results and cash flows as capacity utilization declined.

Our operating results and cash flows have varied significantly from period to period. Our net sales, gross margins, operating income and cash flows have historically fluctuated significantly as a result of many of the following factors, over which we have little or no control and which we expect to continue to impact our business:

- fluctuation in demand for semiconductors and conditions in the semiconductor industry;
- changes in our capacity utilization rates;
- changes in average selling prices;
- changes in the mix of semiconductor packages;
- evolving package and test technology;
- absence of backlog and the short-term nature of our customers' commitments and the impact of these factors on the timing and volume of orders relative to our production capacity;
- changes in costs, availability and delivery times of raw materials and components;

- changes in labor costs to perform our services;
- wage and commodity price inflation, including precious metals;
- the timing of expenditures in anticipation of future orders;
- changes in effective tax rates;
- the availability and cost of financing;
- intellectual property transactions and disputes;
- high leverage and restrictive covenants;
- warranty and product liability claims and the impact of quality excursions and customer disputes and returns;
- costs associated with litigation judgments, indemnification claims and settlements;
- international events, political instability, civil disturbances or environmental or natural events, such as earthquakes, that impact our operations;
- pandemic illnesses that may impact our labor force and our ability to travel;
- difficulties integrating acquisitions;
- our ability to attract and retain qualified employees to support our global operations;
- loss of key personnel or the shortage of available skilled workers;
- fluctuations in foreign exchange rates;
- delay, rescheduling and cancellation of large orders; and
- fluctuations in our manufacturing yields.

It is often difficult to predict the impact of these factors upon our results for a particular period. The downturn in the global economy and the semiconductor industry increased the risks associated with the foregoing factors as customer forecasts became more volatile, and there was less visibility regarding future demand and significantly increased uncertainty regarding the economy, credit markets, and consumer demand. These factors may materially and adversely affect our business, liquidity, results of operations, financial condition and cash flows, or lead to significant variability of quarterly or annual operating results. In addition, these factors may adversely affect our credit ratings which could make it more difficult and expensive for us to raise capital and could adversely affect the price of our securities.

High Fixed Costs — Due to Our High Percentage of Fixed Costs, We Will Be Unable to Maintain Our Gross Margin at Past Levels if We Are Unable to Achieve Relatively High Capacity Utilization Rates.

Our operations are characterized by relatively high fixed costs. Our profitability depends in part not only on pricing levels for our packaging and test services, but also on the utilization of our human resources and packaging and test equipment. In particular, increases or decreases in our capacity utilization can significantly affect gross margins since the unit cost of packaging and test services generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization in our operations, which lead to reduced margins during that period. For example, we experienced lower than optimum utilization in the three months ended December 31, 2008 and the first half of 2009 due to a decline in world-wide demand for our packaging and test services which impacted our gross margin. Although our capacity utilization at times have been strong, we cannot assure you that we will be able to achieve consistently high capacity utilization, and if we fail to do so, our gross margins may decrease. If our gross margins decrease, our business, liquidity, results of operations, financial condition and cash flows could be materially and adversely affected.

In addition, our fixed operating costs have increased in recent years in part as a result of our efforts to expand our capacity through significant capital additions. Forecasted customer demand for which we have made capital investments may not materialize. As a result, our sales may not adequately cover our substantial fixed costs resulting in reduced profit levels or causing significant losses, both of which may adversely impact our liquidity, results of operations, financial condition and cash flows. Additionally, we could suffer significant losses if current industry conditions deteriorate, which could materially impact our business, liquidity, results of operations, financial position and cash flows.

Guidance — Our Failure to Meet Our Guidance or Analyst Projections Could Adversely Impact the Trading Prices of Our Securities.

We periodically provide guidance to investors with respect to certain financial information for future periods. Securities analysts also periodically publish their own projections with respect to our future operating results. As discussed above under "Fluctuations in Operating Results and Cash Flows — Our Operating Results and Cash Flows Have Varied and May Vary Significantly as a Result of Factors That We Cannot Control," our operating results and cash flows vary significantly and are difficult to accurately predict. Volatility in customer forecasts and reduced visibility caused by economic uncertainty and fluctuations in global consumer demand make it particularly difficult to predict future results. To the extent we fail to meet or exceed our own guidance or the analyst projections for any reason, the trading prices of our securities may be adversely impacted. Moreover, even if we do meet or exceed that guidance or those projections, the analysts and investors may not react favorably, and the trading prices of our securities may be adversely impacted.

Declining Average Selling Prices — The Semiconductor Industry Places Downward Pressure on the Prices of Our Packaging and Test Services.

Prices for packaging and test services have generally declined over time. Historically, we have been able to partially offset the effect of price declines by successfully developing and marketing new packages with higher prices, such as advanced leadframe and laminate packages, by negotiating lower prices with our material vendors, recovering material cost increases from our customers, and by driving engineering and technological changes in our packaging and test processes which resulted in reduced manufacturing costs. We expect general downward pressure on average selling prices for our packaging and test services in the future. If we are unable to offset a decline in average selling prices, including developing and marketing new packages with higher prices, reducing our purchasing costs, recovering more of our material cost increases from our customers and reducing our manufacturing costs, our business, liquidity, results of operations, financial condition and cash flows could be materially adversely affected.

Decisions by Our Integrated Device Manufacturer Customers to Curtail Outsourcing May Adversely Affect Our Business.

Historically, we have been dependent on the trend in outsourcing of packaging and test services by integrated device manufacturers ("IDMs"). Our IDM customers continually evaluate the outsourced services against their own in-house packaging and test services. As a result, at any time and for a variety of reasons, IDMs may decide to shift some or all of their outsourced packaging and test services to internally sourced capacity.

The reasons IDMs may shift their internal capacity include:

- their desire to realize higher utilization of their existing test and packaging capacity, especially during downturns in the semiconductor industry;
- their unwillingness to disclose proprietary technology;
- their possession of more advanced packaging and test technologies; and
- the guaranteed availability of their own packaging and test capacity.

Furthermore, to the extent we limit capacity commitments for certain customers, these customers may begin to increase their level of in-house packaging and test capabilities, which could adversely impact our sales and profitability and make it more difficult for us to regain their business when we have available capacity. Any shift or a slowdown in this trend of outsourcing packaging and test services is likely to adversely affect our business, liquidity, results of operations, financial condition and cash flows.

In a downturn in the semiconductor industry, IDMs could respond by shifting some outsourced packaging and test services to internally serviced capacity on a short term basis. If we experience a significant loss of IDM business, it could have a material adverse effect on our business, liquidity, results of operations, financial condition and cash flows especially during a prolonged industry downturn.

Our Substantial Indebtedness Could Adversely Affect Our Financial Condition and Prevent Us from Fulfilling Our Obligations.

We have a significant amount of indebtedness. As of December 31, 2009, our total debt balance was $1,434.2 million, of which $88.9 million was classified as a current liability. In addition, despite current debt levels, the terms of the indentures governing our indebtedness allow us or our subsidiaries to incur more debt, subject to certain limitations. If new debt is added to our consolidated debt level, the related risks that we now face could intensify.

Our substantial indebtedness could:

- make it more difficult for us to satisfy our obligations with respect to our indebtedness, including our obligations under our indentures to purchase notes tendered as a result of a change in control of Amkor;
- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements;
- require us to dedicate a substantial portion of our cash flow from operations to service payments on our debt;
- increase the volatility of the price of our common stock;
- limit our flexibility to react to changes in our business and the industry in which we operate;
- place us at a competitive disadvantage to any of our competitors that have less debt; and
- limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

Ability to Fund Liquidity Needs.

We operate in a capital intensive industry. Servicing our current and future customers requires that we incur significant operating expenses and continue to make significant capital expenditures, which are generally made in advance of the related revenues and without any firm customer commitments. During 2009, we had capital additions of $197.7 million and in 2010, we expect to make capital additions of approximately 14% of net sales.

In addition, we have a significant level of debt, with $1,434.2 million outstanding at December 31, 2009, $88.9 million of which is current. The terms of such debt require significant scheduled principal payments in the coming years, including $88.9 million due in 2010, $139.6 million due in 2011, $43.1 million due in 2012, $501.2 million due in 2013, $271.4 million due in 2014 and $390.0 million due thereafter. The interest payments required on our debt are also substantial. For example, in the year ended December 31, 2009, we paid $116.2 million of interest. The source of funds to fund our operations, including making capital expenditures and servicing principal and interest obligations with respect to our debt, are cash flows from our operations, current cash and cash equivalents, borrowings under available debt facilities, or proceeds from any additional debt or equity financing. As of December 31, 2009, we had cash and cash equivalents of $395.4 million and $96.5 million available under our senior secured revolving credit facility which matures in April 2013.

We assess our liquidity based on our current expectations regarding sales, operating expenses, capital spending and debt service requirements. Based on this assessment, we believe that our cash flow from operating activities together with existing cash and cash equivalents will be sufficient to fund our working capital, capital expenditure and debt service requirements for at least the next twelve months. Thereafter, our liquidity will continue to be affected by, among other things, the performance of our business, our capital expenditure levels and our ability to repay debt out of our operating cash flow or refinance the debt with the proceeds of debt or equity offerings at or prior to maturity. Moreover, the health of the worldwide banking system and financial markets affects the liquidity in the global economic environment. Volatility in fixed income, credit and equity markets could make it difficult for us to maintain our existing credit facilities or refinance our debt. If our performance or access to the capital markets differs materially from our expectations, our liquidity may be adversely impacted.

In addition, if we fail to generate the necessary net income or operating cash flows to meet the funding needs of our business beyond the next twelve months due to a variety of factors, including the cyclical nature of the semiconductor industry and the other factors discussed in this "Risk Factors" section, our liquidity would be adversely affected.

Our Ability To Draw On Our Current Loan Facilities May Be Adversely Affected by Conditions in the U.S. and International Capital Markets.

If financial institutions that have extended credit commitments to us are adversely affected by the conditions of the U.S. and international capital and credit markets, they may be unable to fund borrowings under their credit commitments to us. For example, we currently have a $100.0 million revolving credit facility with three banks in the U.S. If any of these banks are adversely affected by capital and credit market conditions and are unable to make loans to us when requested, there could be a corresponding adverse impact on our financial condition and our ability to borrow additional funds, if needed, for working capital, capital expenditures, acquisitions, research and development and other corporate purposes.

Restrictive Covenants in the Indentures and Agreements Governing Our Current and Future Indebtedness Could Restrict Our Operating Flexibility.

The indentures and agreements governing our existing debt, and debt we may incur in the future, contain, or may contain, affirmative and negative covenants that materially limit our ability to take certain actions, including our ability to incur debt, pay dividends and repurchase stock, make certain investments and other payments, enter into certain mergers and consolidations, engage in sale leaseback transactions and encumber and dispose of assets. The $671.1 million write-off of our goodwill at December 31, 2008 significantly reduced our ability to pay dividends and repurchase stock and subordinated securities, including our convertible notes, due to defined calculations which include net income. In addition, our future debt agreements may contain financial covenants and ratios.

The breach of any of these covenants by us or the failure by us to meet any of these ratios or conditions could result in a default under any or all of such indebtedness. If a default occurs under any such indebtedness, all of the outstanding obligations thereunder could become immediately due and payable, which could result in a default under our other outstanding debt and could lead to an acceleration of obligations related to other outstanding debt. The existence of such a default or event of default could also preclude us from borrowing funds under our revolving credit facilities. Our ability to comply with the provisions of the indentures, credit facilities and other agreements governing our outstanding debt and indebtedness we may incur in the future can be affected by events beyond our control and a default under any debt instrument, if not cured or waived, could have a material adverse effect on us.

We Have Significant Severance Plan Obligations Associated With Our Manufacturing Operations in Korea Which Could Reduce Our Cash Flow and Negatively Impact Our Financial Condition.

We sponsor an accrued severance plan for our Korean subsidiary. Under the Korean plan, eligible employees are entitled to receive a lump sum payment upon termination of their employment based on their length of service, seniority and rate of pay at the time of termination. Since our severance plan obligation is significant, in the event of a significant layoff or other reduction in our labor force in Korea, payments under the plan could have a material adverse effect on our liquidity, financial condition and cash flows. In addition, existing tax laws in Korea limit our ability to currently deduct severance expenses associated with the current plan. These limitations are designed to encourage companies to migrate to a defined contribution or defined benefit plan. If we adopt a new plan retrospectively, we would be required to significantly fund the existing liability, which could have a material adverse effect on our liquidity, financial condition and cash flows. If we do not adopt a new plan, we will have to pay higher taxes which could adversely affect our liquidity, financial condition and cash flows. See Note 13 to our Consolidated Financial Statements included in this Annual Report.

If We Fail to Maintain an Effective System of Internal Controls, We May Not be Able to Accurately Report Financial Results or Prevent Fraud.

Effective internal controls are necessary to provide reliable financial reports and to assist in the effective prevention of fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. We must annually evaluate our internal procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires management and our independent registered public accounting firm to assess the effectiveness of internal control over financial reporting. If we fail to remedy or maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we could be subject to regulatory scrutiny, civil or criminal penalties or shareholder litigation.

In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect our operating results or financial condition.

We Face Product Return and Liability Risks, the Risk of Economic Damage Claims and the Risk of Negative Publicity if Our Packages Fail.

Our packages are incorporated into a number of end products, and our business is exposed to product return and liability risks, the risk of economic damage claims and the risk of negative publicity if our packages fail.

In addition, we are exposed to the product and economic liability risks and the risk of negative publicity affecting our customers. Our sales may decline if any of our customers are sued on a product liability claim. We also may suffer a decline in sales from the negative publicity associated with such a lawsuit or with adverse public perceptions in general regarding our customers' products. Further, if our packages are delivered with impurities or defects, we could incur additional development, repair or replacement costs, suffer other economic losses and our credibility and the market's acceptance of our packages could be harmed.

Absence of Backlog — The Lack of Contractually Committed Customer Demand May Adversely Affect Our Sales.

Our packaging and test business does not typically operate with any material backlog. Our quarterly net sales from packaging and test services are substantially dependent upon our customers' demand in that quarter. None of our customers have committed to purchase any significant amount of packaging or test services or to provide us with binding forecasts of demand for packaging and test services for any future period, in any material amount. In addition, our customers often reduce, cancel or delay their purchases of packaging and test services for a variety of reasons including industry-wide, customer-specific and Amkor-related reasons. Since a large portion of our costs is fixed and our expense levels are based in part on our expectations of future revenues, we may not be able to adjust costs in a timely manner to compensate for any sales shortfall. If we are unable to do so, it would adversely affect our margins, operating results, financial condition and cash flows. If the decline in customer demand continues, our business, liquidity, results of operations, financial condition and cash flows will be materially and adversely affected.

Risks Associated With International Operations — We Depend on Our Factories and Operations in China, Japan, Korea, the Philippines, Singapore and Taiwan. Many of Our Customers' and Vendors' Operations Are Also Located Outside of the U.S.

We provide packaging and test services through our factories and other operations located in China, Japan, Korea, the Philippines, Singapore and Taiwan. Although we do not derive any revenue from, nor sell any packages in North Korea, any future increase in tensions between South Korea and North Korea which may occur, for example, an outbreak of military hostilities, could adversely affect our business, liquidity, results of operations, financial condition and cash flows. Moreover, many of our customers' and vendors' operations are located outside the U.S. The following are some of the risks inherent in doing business internationally:

- changes in consumer demand resulting from deteriorating conditions in local economies;
- regulatory limitations imposed by foreign governments, including limitations or taxes imposed on the payment of dividends and other payments by non-U.S. subsidiaries;
- fluctuations in currency exchange rates;
- political, military, civil unrest and terrorist risks;
- disruptions or delays in shipments caused by customs brokers or government agencies;
- changes in regulatory requirements, tariffs, customs, duties and other restrictive trade barriers or policies;
- difficulties in staffing and managing foreign operations; and
- potentially adverse tax consequences resulting from changes in tax laws.

Changes in the U.S. Tax Law Regarding Earnings Of Our Subsidiaries Located Outside the U.S. Could Materially Affect Our Future Results.

There have been proposals to change U.S. tax laws that would significantly impact how U.S. corporations are taxed on foreign earnings. We earn a substantial portion of our income in foreign countries. Although we cannot predict whether or in what form this proposed legislation will pass, if enacted it could have a material adverse impact on our liquidity, results of operations, financial condition and cash flows.

Our Management Information Systems May Prove Inadequate — We Face Risks in Connection With Our Current Project to Install a New Enterprise Resource Planning System For Our Business.

We depend on our management information systems for many aspects of our business. Some of our key software has been developed by our own programmers, and this software may not be easily integrated with other software and systems. We are making a significant investment to implement a new enterprise resource planning system to replace many of our existing systems. We face risks in connection with our current project to install a new enterprise resource system for our business. These risks include:

- we may face delays in the design and implementation of the system;
- the cost of the system may exceed our plans and expectations; and
- disruptions resulting from the implementation of the system may impact our ability to process transactions and delay shipments to customers, impact our results of operations or financial condition, or harm our control environment.

Our business could be materially and adversely affected if our management information systems are disrupted or if we are unable to improve, upgrade, integrate or expand upon our systems, particularly in light of our intention to continue to implement a new enterprise resource planning system over a multi-year program on a company-wide basis.

We Face Risks Trying to Attract and Retain Qualified Employees to Support Our Operations.

Our success depends to a significant extent upon the continued service of our key senior management and technical personnel, any of whom may be difficult to replace. Competition for qualified employees is intense, and our business could be adversely affected by the loss of the services of any of our existing key personnel, including senior management, as a result of competition or for any other reason. We evaluate our management team and engage in long-term succession planning in order to ensure orderly replacement of key personnel. We do not have employment agreements with our key employees, including senior management or other contracts that would prevent our key employees from working for our competitors in the event they cease working for us. We cannot assure you that we will be successful in these efforts or in hiring and properly training sufficient numbers of qualified personnel and in effectively managing our growth. Our inability to attract, retain, motivate and train qualified new personnel could have a material adverse effect on our business.

Difficulties Consolidating and Evolving Our Operational Capabilities — We Face Challenges as We Integrate Diverse Operations.

We have experienced, and expect to continue to experience, change in the scope and complexity of our operations primarily through facility consolidations, strategic acquisitions, joint ventures and other partnering arrangements and may continue to engage in such transactions in the future. For example, each business we have acquired had, at the time of acquisition, multiple systems for managing its own production, sales, inventory and other operations. Migrating these businesses to our systems typically is a slow, expensive process requiring us to divert significant amounts of resources from multiple aspects of our operations. These changes have strained our managerial, financial, plant operations and other resources. Future consolidations and expansions may result in inefficiencies as we integrate operations and manage geographically diverse operations.

Dependence on Materials and Equipment Suppliers — Our Business May Suffer If the Cost, Quality or Supply of Materials or Equipment Changes Adversely.

We obtain from various vendors the materials and equipment required for the packaging and test services performed by our factories. We source most of our materials, including critical materials such as leadframes, laminate substrates and gold wire, from a limited group of suppliers. Furthermore, we purchase the majority of our materials on a purchase order basis. From time to time, we enter into supply agreements, generally up to one year in duration, to guarantee supply to meet projected demand. Our business may be harmed if we cannot obtain materials and other supplies from our vendors in a timely manner, in sufficient quantities, in acceptable quality or at competitive prices.

We purchase new packaging and test equipment to maintain and expand our operations. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to only partially satisfy our equipment orders in the normal time frame or to increase prices during market upturns for the semiconductor industry. The unavailability of equipment or failures to deliver equipment could delay or impair our ability to meet customer orders. If we are unable to meet customer orders, we could lose potential and existing customers. Generally, we do not enter into binding, long-term equipment purchase agreements and we acquire our equipment on a purchase order basis, which exposes us to substantial risks. For example, changes in foreign currency exchange rates could result in increased prices for equipment purchased by us, which could have a material adverse effect on our results of operations.

We are a large buyer of gold and other commodity materials including substrates and copper. The prices of gold and other commodities used in our business fluctuate. Historically, we have been able to partially offset the effect of commodity price increases through price adjustments to some customers and changes in our product designs, such as shorter, thinner, gold wire and migration to copper wire. Significant price increases may adversely impact our gross margin in future quarters to the extent we are unable to pass along past or future commodity price increases to our customers.

Loss of Customers — The Loss of Certain Customers May Have a Significant Adverse Effect on Our Operations and Financial Results.

The loss of a large customer or disruption of our strategic partnerships or other commercial arrangements may result in a decline in our sales and profitability. Although we have approximately 250 customers, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor industry. Our ten largest customers together accounted for approximately 53.4%, 49.8% and 47.0% of our net sales in the years ended December 31, 2009, 2008 and 2007, respectively. In addition, a single customer accounted for greater than 10% of our net sales during 2009. No customer accounted for more than 10% of our net sales during 2008 or 2007.

The demand for our services from each customer is directly dependent upon that customer's level of business activity, which could vary significantly from year to year. The loss of a large customer may adversely affect our sales and profitability. Our key customers typically operate in the cyclical semiconductor business and, in the past, order levels have varied significantly from period to period based on a number of factors. Our business is likely to remain subject to this variability in order levels, and we cannot assure you that these key customers or any other customers will continue to place orders with us in the future at the same levels as in past periods.

The loss of one or more of our significant customers, or reduced orders by any one of them and our inability to replace these customers or make up for such orders could reduce our profitability. For example, our facility in Iwate, Japan, is primarily dedicated to a single customer, Toshiba Corporation. We have also invested in an unconsolidated affiliate, J-Devices Corporation, for which Toshiba is the primary customer. If we were to lose Toshiba as a customer or if it were to materially reduce its business with us, it could be difficult for us to find one or more new customers to utilize the capacity, which could have a material adverse effect on our operations and financial results. In addition, we have a long term supply agreement that expires in December 2010 with IBM. If we were to lose IBM as a customer, this could have a material adverse effect on our business, liquidity, results of operations, financial condition and cash flows.

Capital Additions — We Make Substantial Capital Additions To Support the Demand Of Our Customers, Which May Adversely Affect Our Business If the Demand Of Our Customers Does Not Develop As We Expect or Is Adversely Affected.

We make significant capital additions in order to service the demand of our customers. The amount of capital additions will depend on several factors, including the performance of our business, our assessment of future industry and customer demand, our capacity utilization levels and availability, our liquidity position and the availability of financing. Our ongoing capital addition requirements may strain our cash and short-term asset balances, and, in periods when we are expanding our capital base, we expect that depreciation expense and factory operating expenses associated with our capital additions to increase production capacity will put downward pressure on our gross margin, at least over the near term.

Furthermore, if we cannot generate or raise additional funds to pay for capital additions, particularly in some of the advanced packaging and bumping areas, as well as research and development activities, our growth prospects and future profitability may be adversely affected. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

- our future financial condition, results of operations and cash flows;
- general market conditions for financing activities by semiconductor companies;
- volatility in fixed income, credit and equity markets; and
- economic, political and other global conditions.

The lead time needed to order, install and put into service various capital additions is often significant, and, as a result, we often need to commit to capital additions in advance of our receipt of firm orders or advance deposits based on our view of anticipated future demand with only very limited visibility. Although we seek to limit our exposure in this regard, in the past we have from time to time expended significant capital for additions for which the anticipated demand did not materialize for a variety of reasons, many of which were outside of our control. To the extent this occurs in the future, our business, liquidity, results of operations, financial condition and cash flows could be materially and adversely affected.

In addition, during periods where customer demand exceeds our capacity, customers may transfer some or all of their business to other suppliers who are able to support their needs. To the extent this occurs, our business, liquidity, results of operations, financial condition and cash flows could be materially and adversely affected.

Impairment Charges — Any Impairment Charges Required Under U.S. GAAP May Have a Material Adverse Effect on Our Net Income.

Under U.S. generally accepted accounting principles ("U.S. GAAP"), we review our long-lived assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors we consider include significant under-performance relative to expected historical or projected future operating results, significant negative industry or economic trends and our market capitalization relative to net book value. We may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our long-lived assets is determined. Such charges have had and could have a significant adverse impact on our results of operations.

Litigation Incident to Our Business Could Adversely Affect Us.

We have been a party to various legal proceedings, including those described in Note 16 to the Consolidated Financial Statements included in this Annual Report, and may be a party to litigation in the future. If an unfavorable ruling or outcome were to occur in this or future litigation, there could be a material adverse impact on our business, liquidity, results of operations, financial condition, cash flows and the trading price of our securities.

We Could Suffer Adverse Tax and Other Financial Consequences if Taxing Authorities Do Not Agree with Our Interpretation of Applicable Tax Laws.

Our corporate structure and operations are based, in part, on interpretations of various tax laws, including withholding tax, compliance with tax holiday requirements, application of changes in tax law to our operations and other relevant laws of applicable taxing jurisdictions. From time to time, the taxing authorities of the relevant jurisdictions may conduct examinations of our income tax returns and other regulatory filings. We cannot assure you that the taxing authorities will agree with our interpretations. To the extent they do not agree, we may seek to enter into settlements with the taxing authorities which require significant payments or otherwise adversely affect our results of operations or financial condition. We may also appeal the taxing authorities' determinations to the appropriate governmental authorities, but we can not be sure we will prevail. If we do not prevail, we may have to make significant payments or otherwise record charges (or reduce tax assets) that adversely affect our results of operations, financial condition and cash flows.

Rapid Technological Change — Our Business Will Suffer If We Cannot Keep Up With Technological Advances in Our Industry.

The complexity and breadth of semiconductor packaging and test services are rapidly increasing. As a result, we expect that we will need to offer more advanced package designs in order to respond to competitive industry conditions and customer requirements. Our success depends upon our ability to acquire, develop and implement new manufacturing processes and package design technologies and tools. The need to develop and maintain advanced packaging capabilities and equipment could require significant research and development and capital expenditures and acquisitions in future years. In addition, converting to new package designs or process methodologies could result in delays in producing new package types, which could adversely affect our ability to meet customer orders and adversely impact our business.

Technological advances also typically lead to rapid and significant price erosion and may make our existing packages less competitive or our existing inventories obsolete. If we cannot achieve advances in package design or obtain access to advanced package designs developed by others, our business could suffer.

Packaging and Test — Packaging and Test Processes Are Complex and Our Production Yields and Customer Relationships May Suffer from Defects in the Services We Provide.

Semiconductor packaging and test services are complex processes that require significant technological and process expertise. The packaging process is complex and involves a number of precise steps. Defective packages primarily result from:

- contaminants in the manufacturing environment;
- human error;

- equipment malfunction;
- changing processes to address environmental requirements;
- defective raw materials; or
- defective plating services.

Testing is also complex and involves sophisticated equipment and software. Similar to most software programs, these software programs are complex and may contain programming errors or "bugs." The testing equipment is also subject to malfunction. In addition, the testing process is subject to operator error.

These and other factors have, from time to time, contributed to lower production yields. They may also do so in the future, particularly as we adjust our capacity or change our processing steps. In addition, we must continue to expand our offering of packages to be competitive. Our production yields on new packages typically are significantly lower than our production yields on our more established packages.

Our failure to maintain high standards or acceptable production yields, if significant and prolonged, could result in loss of customers, increased costs of production, delays, substantial amounts of returned goods and claims by customers relating thereto. Any of these problems could have a material adverse effect on our business, liquidity, results of operations, financial condition and cash flows.

In addition, in line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that may take several months. If we fail to qualify packages with potential customers or customers, our business, results of operations, financial condition and cash flows could be adversely affected.

Competition — We Compete Against Established Competitors in the Packaging and Test Business as Well as Internal Customer Capabilities.

The subcontracted semiconductor packaging and test market is very competitive. We face substantial competition from established packaging and test service providers primarily located in Asia, including companies with significant processing capacity, financial resources, research and development operations, marketing and other capabilities. These companies also have established relationships with many large semiconductor companies that are our current or potential customers. We also face competition from the internal capabilities and capacity of many of our current and potential IDM customers. In addition, we may in the future have to compete with companies (including semiconductor foundries) that may enter the market or offer new or emerging technologies that compete with our packages and services.

We cannot assure you that we will be able to compete successfully in the future against our existing or potential competitors or that our customers will not rely on internal sources for packaging and test services, or that our business, liquidity, results of operations, financial condition and cash flows will not be adversely affected by such increased competition.

Environmental Regulations — Future Environmental Regulations Could Place Additional Burdens on Our Manufacturing Operations.

The semiconductor packaging process uses chemicals, materials and gases and generates byproducts that are subject to extensive governmental regulations. For example, at our foreign facilities we produce liquid waste when semiconductor wafers are diced into chips with the aid of diamond saws, then cooled with running water. In addition, semiconductor packages have historically utilized metallic alloys containing lead (Pb) within the interconnect terminals typically referred to as leads, pins or balls. Federal, state and local regulations in the U.S., as well as international environmental regulations, impose various controls on the storage, handling, discharge and disposal of chemicals used in our production processes and on the factories we occupy and are increasingly imposing restrictions on the materials contained in semiconductor products. We may become liable under environmental laws for the cost of clean up of any disposal or release of hazardous materials arising out of our former or current operations, or otherwise as a result of the existence of hazardous materials on our properties. In such an event, we could be held liable for damages, including fines, penalties and the cost of remedial actions, and could also be subject to revocation of permits negatively affecting our operations.

Public attention has focused on the environmental impact of semiconductor operations and the risk to neighbors of chemical releases from such operations and to the materials contained in semiconductor products. For example, the European Union's Restriction of Use of Certain Hazardous Substances Directive imposes strict restrictions on the use of lead and other hazardous substances in electrical and electronic equipment. In response to this directive, and similar laws and developing legislation in countries like China, Japan and Korea, we have implemented changes in a number of our manufacturing processes in an effort to achieve compliance across all of our package types. Complying with existing and possible future environmental laws and regulations, including laws and regulations relating to climate change, may impose upon us the need for additional capital equipment or other process requirements, restrict our ability to expand our operations, disrupt our operations, increase costs, subject us to liability or cause us to curtail our operations.

Intellectual Property — We May Become Involved in Intellectual Property Litigation.

We maintain an active program to protect and derive value from our investment in technology and the associated intellectual property rights. Intellectual property rights that apply to our various packages and services include patents, copyrights, trade secrets and trademarks. We have filed and obtained a number of patents in the U.S. and abroad the duration of which varies depending on the jurisdiction in which the patent is filed. While our patents are an important element of our intellectual property strategy, as a whole, we are not materially dependent on any one patent or any one technology. The process of seeking patent protection takes a long time and is expensive. There can be no assurance that patents will issue from pending or future applications or that, if patents are issued, the rights granted under the patents will provide us with meaningful protection or any commercial advantage. Any patents we do obtain may be challenged, invalidated or circumvented and may not provide meaningful protection or other commercial advantage to us.

The semiconductor industry is characterized by frequent claims regarding patent and other intellectual property rights. If any third party makes an enforceable infringement claim against us or our customers, we could be required to:

- discontinue the use of certain processes;
- cease to provide the services at issue;
- pay substantial damages;
- develop non-infringing technologies; or
- acquire licenses to the technology we had allegedly infringed.

Some of our technologies are not covered by any patent or patent application. The confidentiality agreements on which we rely to protect these technologies may be breached and may not be adequate to protect our proprietary technologies. There can be no assurance that other countries in which we market our services will protect our intellectual property rights to the same extent as the U.S.

Our competitors may develop, patent or gain access to know-how and technology similar to our own. In addition, many of our patents are subject to cross licenses, several of which are with our competitors.

We may need to enforce our patents or other intellectual property rights, including our rights under patent and intellectual property licenses with third parties, or defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial cost and diversion of our resources. Furthermore, if we fail to obtain necessary licenses, our business could suffer. We have been involved in legal proceedings involving the acquisition and license of intellectual property rights, the enforcement of our existing intellectual property rights or the enforcement of the intellectual property rights of others, including the arbitration proceeding filed against Tessera, Inc., which is described in more detail in Note 16 to the Consolidated Financial Statements. Unfavorable outcomes in any litigation matters involving intellectual property could result in significant liabilities and could have a material adverse effect on our business, liquidity, results of operations, financial condition and cash flows. The potential impact from the legal proceedings referred to in this report on our results of operations, financial condition and cash flows could change in the future.

Fire, Flood or Other Calamity — With Our Operations Conducted in a Limited Number of Facilities, a Fire, Flood or Other Calamity at one of Our Facilities Could Adversely Affect Us.

We conduct our packaging and test operations at a limited number of facilities. Significant damage or other impediments to any of these facilities, whether as a result of fire, weather, the outbreak of infectious diseases (such as SARs or flu), civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining materials and equipment, natural disasters, terrorist incidents, industrial accidents or other causes could temporarily disrupt or even shut down our operations, which would have a material adverse effect on our business, financial condition and results of operations. In the event of such a disruption or shutdown, we may be unable to reallocate production to other facilities in a timely or cost-effective manner (if at all) and may not have sufficient capacity to service customer demands in our other facilities. For example, our operations in Asia are vulnerable to regional typhoons that can bring with them destructive winds and torrential rains, which could in turn cause plant closures and transportation interruptions. In addition, some of the processes that we utilize in our operations place us at risk of fire and other damage. For example, highly flammable gases are used in the preparation of wafers holding semiconductor devices for flip chip packaging. While we maintain insurance policies for various types of property, casualty and other risks, we do not carry insurance for all the above referred risks and with regard to the insurance we do maintain, we cannot assure you that it would be sufficient to cover all of our potential losses.

Continued Control By Existing Stockholders — Mr. James J. Kim and Members of His Family Can Substantially Control The Outcome of All Matters Requiring Stockholder Approval.

As of December 31, 2009, Mr. James J. Kim, our Executive Chairman of the Board of Directors, members of Mr. Kim's immediate family and affiliates beneficially owned approximately 56% of our outstanding common stock. This percentage includes beneficial ownership of the securities underlying $100 million of our 6.25% convertible subordinated notes due 2013 and $150 million of our 6.0% convertible senior subordinated notes due 2014. Subject to certain requirements imposed by voting agreements that the Kim family vote in a neutral manner any shares issued upon conversion of their convertible notes, Mr. James J. Kim and his family and affiliates, acting together, have the ability to effectively determine matters (other than interested party transactions) submitted for approval by our stockholders by voting their shares, including the election of all of the members of our Board of Directors. There is also the potential, through the election of members of our Board of Directors, that Mr. Kim's family could substantially influence matters decided upon by the Board of Directors. This concentration of ownership may also have the effect of impeding a merger, consolidation, takeover or other business consolidation involving us, or discouraging a potential acquirer from making a tender offer for our shares, and could also negatively affect our stock's market price or decrease any premium over market price that an acquirer might otherwise pay.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

We provide packaging and test services through our factories in China, Japan, Korea, the Philippines, Singapore, Taiwan and the U.S. The size, location and manufacturing services provided by each of our factories are set forth in the table below.

Location	Approximate Factory Size (Square Feet)	Services
Korea		
Seoul, Korea(1)	698,000	Packaging services; package and process development
Pupyong, Korea(1)	404,000	Packaging and test services
Kwangju, Korea(1)	907,000	Packaging and test services
Philippines		
Muntinlupa, Philippines(2)	749,000	Packaging and test services; package and process development
Province of Laguna, Philippines(2)	625,000	Packaging and test services
Taiwan		
Lung Tan, Taiwan(1)	417,500	Packaging and test services
Hsinchu, Taiwan(1)	426,000	Packaging and test services; wafer bump services
China		
Shanghai, China(3)	1,123,000	Packaging and test services
Japan		
Kitakami, Japan(4)	211,000	Packaging and test services
Singapore		
Science Park, Singapore(5)	165,000	Test services
United States		
Chandler, AZ(1)	2,000	Test process development

(1) Owned facility and land.

(2) As a result of foreign ownership restrictions in the Philippines, the land associated with our Philippine factories is leased from realty companies in which we own a 40% interest. We own buildings comprising 1,223,000 square feet and lease the remaining 151,000 square feet from one of the aforementioned realty companies.

(3) We own buildings comprising 953,000 square feet, of which approximately 450,000 square feet were facilitized with a clean room manufacturing environment and equipment as of December 31, 2009. The remaining 170,000 square feet and all land is leased.

(4) Leased facility.

(5) Owned facility. Land is leased. The Singapore bump and test services are being consolidated into our other facilities through 2010. See Note 20 to our Consolidated Financial Statements included in this Annual Report.

We believe that our existing properties are in good condition and suitable for the conduct of our business.

Our principal executive office and operational headquarters is located in Chandler, Arizona. In addition to executive staff, the Chandler, Arizona campus houses sales and customer service for the southwest region, product management, finance, information systems, planning and marketing. Our marketing and sales office locations include sites in the U.S. (Chandler, Arizona; Irvine, San Diego and Santa Clara, California; Boston, Massachusetts; Greensboro, North Carolina; and Dallas, Texas), China, France, Japan, Korea, the Philippines, Singapore and Taiwan. We also perform research and development activities in Raleigh-Durham, North Carolina.

Item 3. *Legal Proceedings*

For a discussion of "Legal Proceedings," see Note 16 "Commitments and Contingencies" to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

LISTING ON THE NASDAQ GLOBAL SELECT MARKET

Our common stock is traded on the NASDAQ Global Select Market under the symbol "AMKR." The following table sets forth, for the periods indicated, the high and low closing price per share of our common stock as quoted on the NASDAQ Global Select Market.

	High	Low
2009		
First Quarter	$ 3.11	$1.60
Second Quarter	4.97	2.82
Third Quarter	7.47	4.27
Fourth Quarter	7.62	5.48
2008		
First Quarter	$12.38	$6.55
Second Quarter	12.36	8.68
Third Quarter	10.66	6.31
Fourth Quarter	6.22	1.55

There were approximately 173 holders of record of our common stock as of January 29, 2010.

DIVIDEND POLICY

Since our public offering in 1998, we have never paid a dividend to our stockholders and we do not have any present plans for doing so. In addition, our secured bank debt agreements and the indentures governing our senior and senior subordinated notes restrict our ability to pay dividends. Refer to the Liquidity and Capital Resources Section in Item 7 "Management's Discussion and Analysis."

RECENT SALES OF UNREGISTERED SECURITIES

None.

EQUITY COMPENSATION PLANS

The information required by this item regarding equity compensation plans is set forth in Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report on Form 10-K.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PERFORMANCE GRAPH(1)

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Amkor Technology, Inc., The S&P 500 Index
And The PHLX Semiconductor Index


$250
$200
$150
$100
$50
$0
12/04 3/05 6/05 9/05 12/05 3/06 6/06 9/06 12/06 3/07 6/07 9/07 12/07 3/08 6/08 9/08 12/08 3/09 6/09 9/09 12/09

Amkor Technology, Inc. — S&P 500 — PHLX Semiconductor

* $100 invested on 12/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

(1) The preceding Stock Performance Graph is not deemed filed with the Securities and Exchange Commission and shall not be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Item 6. ***Selected Consolidated Financial Data***

The following selected consolidated financial data as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 have been derived from our audited Consolidated Financial Statements included in this Annual Report. The following selected consolidated financial data for the years ended December, 31, 2006 and 2005, and as of December 31, 2007, 2006 and 2005, have been derived from audited financial statements not included herein and, where applicable, such data was recast for the retrospective application of new accounting guidance for noncontrolling interests in a consolidated subsidiary, which we became subject to beginning January 1, 2009. You should read the selected consolidated financial data in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our Consolidated Financial Statements, both of which are included in this Annual Report.

The summary consolidated financial data below reflects on a historical basis our 2006 acquisition of substantially all of the remaining 40% interest in Unitive Semiconductor Taiwan ("UST") that we did not previously own.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

	For the Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share data)				
Statement of Operations Data:					
Net sales	$2,179,109	$2,658,602	$2,739,445	$2,728,560	$2,099,949
Cost of sales(a)	1,698,713	2,096,864	2,057,572	2,053,600	1,744,178
Gross profit	480,396	561,738	681,873	674,960	355,771
Operating expenses:					
Selling, general and administrative(b)	210,907	251,756	254,365	251,142	293,319
Research and development	44,453	56,227	41,650	38,735	37,347
Goodwill impairment(c)	—	671,117	—	—	—
Gain on sale of real estate and specialty test operations(d)	(281)	(9,856)	(4,833)	—	(4,408)
Total operating expenses	255,079	969,244	291,182	289,877	326,258
Operating income (loss)	225,317	(407,506)	390,691	385,083	29,513
Other expense:					
Interest expense	102,396	118,729	133,896	161,682	170,608
Interest expense, related party	13,000	6,250	6,250	6,477	521
Interest income	(2,367)	(8,749)	(9,797)	(6,875)	(5,257)
Foreign currency loss (gain)(e)	3,339	(61,057)	8,961	13,255	9,318
(Gain) loss on debt retirement, net(f)	(15,088)	(35,987)	15,876	27,389	(253)
Equity in (earnings) losses of unconsolidated affiliates(g)	(2,373)	—	—	—	55
Other (income) expense, net	(113)	(1,004)	668	661	(191)
Total other expense, net	98,794	18,182	155,854	202,589	174,801
Income (loss) before income taxes	126,523	(425,688)	234,837	182,494	(145,288)
Income tax (benefit) expense(h)	(29,760)	31,788	12,597	11,208	(5,551)
Net income (loss)	156,283	(457,476)	222,240	171,286	(139,737)
Net (income) loss attributable to noncontrolling interests	(303)	781	(2,376)	(1,202)	2,502
Net income (loss) attributable to Amkor	$ 155,980	$ (456,695)	$ 219,864	$ 170,084	$ (137,235)
Net income (loss) attributable to Amkor per common share:					
Basic	$ 0.85	$ (2.50)	$ 1.22	$ 0.96	$ (0.78)
Diluted	$ 0.67	$ (2.50)	$ 1.11	$ 0.90	$ (0.78)
Shares used in computing per common share amounts:					
Basic	183,067	182,734	180,597	177,682	176,385
Diluted	263,379	182,734	208,767	199,556	176,385

	For the Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share data)				
Other Financial Data:					
Depreciation and amortization	$ 305,510	$ 309,920	$ 283,267	$ 273,845	$ 248,637
Purchases of property, plant and equipment	173,496	386,239	236,240	315,873	295,943

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands)				
Balance Sheet Data					
Cash and cash equivalents	$ 395,406	$ 424,316	$ 410,070	$ 244,694	$ 206,575
Working capital	327,088	306,174	310,341	215,095	131,362
Total assets	2,432,909	2,383,993	3,192,606	3,041,264	2,955,091
Total long-term debt	1,345,241	1,438,751	1,611,570	1,819,901	1,956,247
Total debt, including short-term borrowings and current portion of long-term debt	1,434,185	1,493,360	1,764,059	2,005,315	2,140,636
Additional paid-in capital	1,500,246	1,496,976	1,482,186	1,441,194	1,431,543
Accumulated deficit	(1,122,241)	(1,278,221)	(821,526)	(1,041,390)	(1,211,474)
Total Amkor stockholders' equity	383,209	237,139	654,619	393,920	223,905

(a) During 2008, we recorded a charge of $61.4 million for unpaid royalties relating to the resolution of a patent license dispute, of which $49.0 million related to royalties for periods prior to 2008.

(b) During 2006 and 2005, we recorded $1.0 million and $50.0 million respectively, related to epoxy mold compound litigation.

(c) At December 31, 2008, we recorded a non-cash charge of $671.1 million to write off our remaining goodwill.

(d) During 2009, we sold land and dormitory buildings in Korea and recorded a gain of $0.3 million. During 2008, we sold land and a warehouse in Korea and recorded a gain of $9.9 million. In 2007, we recorded a gain of $3.1 million in connection with the sale of real property in Korea used for administrative purposes. During 2005, we recognized a gain of $4.4 million on the sale of our Wichita, Kansas specialty test operation and in 2007, we recognized an additional $1.7 million gain related to an earn-out provision.

(e) We recognize foreign currency (gains) losses due to the remeasurement of certain of our foreign currency denominated monetary assets and liabilities. During 2008, the net foreign currency gain of $61.1 million is primarily attributable to the significant depreciation of the Korean won and the impact on the remeasurement of our Korean severance obligation.

(f) During 2009, we recorded a net gain of $15.1 million related to the repurchase of an aggregate $289.3 million principal amount of our 7.125% Senior Notes and 2.5% Convertible Senior Subordinated Notes due in 2011 and our 7.75% Senior Notes due in 2013. During 2008, we recorded a gain of $36.0 million related to the repurchase of an aggregate $118.3 million principal amount of our 7.125% senior notes and 2.5% convertible senior subordinated notes due 2011. In 2007, we recorded a loss of $15.9 million related to the refinancing of a second lien term loan. During 2006, we recorded a loss of $27.4 million related to the tender offer to purchase $352.3 million principal amount of our 9.25% senior notes due February 2008 and the repurchase of $178.1 million of our 10.5% senior subordinated notes due May 2009.

(g) During 2009, we made a 30% equity investment in J-Devices, which is accounted for using the equity method, and recognized equity in earnings of $2.4 million.

(h) Generally, our effective tax rate is substantially below the U.S. federal tax rate of 35% because we have experienced taxable losses in the U.S. and our income is taxed in foreign jurisdictions where we benefit from tax holidays or tax rates lower than the U.S. statutory rate. In 2009, a $25.6 million benefit for the release of a valuation allowance in Korea is included in the income tax benefit. In 2008, the $671.1 million goodwill impairment charge did not have a significant income tax benefit. Also, the 2008 income tax provision included a charge of $8.3 million for the establishment of a valuation allowance in Japan.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This report contains forward-looking statements within the meaning of the federal securities laws, including but not limited to statements regarding: (1) the amount and timing of our expected capital investments and focus on customer requirements, investments in technology advancements and cost reduction programs, (2) expectations regarding increased labor and other manufacturing costs in support of higher customer demand, (3) our ability to fund our operating activities for the next twelve months, (4) the effect of capacity utilization rates on our costs and gross margin, (5) the expiration of tax holidays in foreign jurisdictions in which we operate and expectations regarding our effective tax rate, (6) the release of valuation allowances related to taxes in the future, (7) the expected use of future cash flows, if any, for the expansion of our business, capital expenditures and the repayment of debt, (8) expected workforce reductions and related severance charges in connection with our plan to exit manufacturing operations in Singapore, (9) our repurchase of outstanding debt in the future, (10) payment of dividends, (11) compliance with our covenants, (12) expected contributions to defined benefit pension plans, (13) liability for unrecognized tax benefits, (14) sufficiency of accruals for potential additional taxes or related interest in connection with examination by tax authorities, (15) the effect of changes in the mix of income from foreign sales, expiration of tax holidays and changes in tax laws on future tax rates, (16) the effect of foreign currency exchange rate exposure on our financial results, and (17) other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intend" or the negative of these terms or other comparable terminology. Because such statements include risks and uncertainties, actual results may differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the following discussion as well as in Item 1A "Risk Factors" of this Annual Report. The following discussion provides information and analysis of our results of operations for the three years ended December 31, 2009 and our liquidity and capital resources. You should read the following discussion in conjunction with Item 1, "Business", Item 6 "Selected Consolidated Financial Data" and Item 8 "Financial Statements and Supplemental Data" in this Annual Report as well as other reports we file with the SEC.

Overview

Amkor is one of the world's leading subcontractors of semiconductor packaging and test services. Packaging and test are integral steps in the process of manufacturing semiconductor devices. The manufacturing process begins with silicon wafers and involves the fabrication of electronic circuitry into complex patterns, thus creating large numbers of individual chips on the wafers. The fabricated wafers are then probe tested to ensure the individual devices meet electrical specifications. The packaging process creates an electrical interconnect between the semiconductor chip and the system board. In packaging, fabricated semiconductor wafers are separated into individual chips. These chips are typically attached through wire bond or wafer bump technologies to a substrate or leadframe and then encased in a protective material. In the case of an advanced wafer level package, the package is assembled on the surface of a wafer.

Our packages are designed for application specific body size and electrical connection requirements to provide optimal electrical connectivity and thermal performance. The packaged chips are then tested using sophisticated equipment to ensure that each packaged chip meets its design and performance specifications. Increasingly, packages are custom designed for specific chips and specific end-market applications. We are able to provide turnkey assembly and test solutions including semiconductor wafer bump, wafer probe, wafer backgrind, package design, assembly, test and drop shipment services.

The financial crisis and global recession that began in 2008 caused a significant decrease in demand for our services during the first half of 2009. During the second half of 2009, the semiconductor industry began to recover from the recent cyclical downturn. Our unit demand increased to 2.4 billion units during the three months ended December 31, 2009 compared to 2.3 billion units during the three months ended September 30, 2009 and 1.7 billion units during the three months ended December 31, 2008 principally driven by strength of leadframe wire bond packaging services.

Our annual net sales decreased $479.5 million or 18.0% to $2,179.1 million in 2009 from $2,658.6 million in 2008, primarily due to the general decline in demand for our services and inventory management efforts by our customers as a result of the global economic recession and weakness in consumer spending.

Gross margin for 2009 of 22.0% was up from 21.1% in 2008. Included in our cost of sales for 2008 was a charge of $61.4 million for royalties relating to a resolution of a patent license dispute which reduced our gross margin by two percentage points for 2008. In addition, during 2009 we recorded a charge of $16.9 million relating to workforce reduction programs compared to $12.2 million during 2008.

Net income for 2009 was $156.0 million, or $0.67 per diluted share, compared with a net loss in 2008 of $456.7 million, or $2.50 per share. Included in the 2008 net loss was the charge of $671.1 million, or $3.67 per share, for goodwill impairment as well as a $64.7 million charge relating to the accrued and unpaid royalties and interest for the resolution of a patent license dispute. The net loss for 2008 includes $61.1 million net foreign currency gain from the remeasurement of certain subsidiaries' balance sheet items compared to a net foreign currency loss of $3.3 million for 2009. The income tax benefit of $29.8 million for 2009 is primarily attributable to the release of a tax valuation allowance at our subsidiary in Korea compared to income tax expense of $31.8 million in 2008 attributable to profits in our taxable foreign jurisdictions as well as the establishment of a valuation allowance against certain deferred tax assets in Japan.

In 2009, our capital additions totaled $197.7 million or 9% of net sales. Our 2009 capital additions are lower than our 2008 capital additions of $341.7 million as a result of the decline in sales due to the recession. We expect our 2010 capital additions to be approximately 14% of net sales. Capital additions are generally focused on specific customer requirements, technology advancements and cost reduction programs and in 2010 we are planning to expand our capacity in support of customer demand for a number of advanced packaging and test areas, including flip chip and wire bond chip scale packaging and wafer bumping.

As part of our focus on generating cash flow and driving greater factory and administrative efficiencies, beginning in 2008 and continuing into 2009, we implemented cost reduction measures that included lowering executive and other employee compensation, reducing employee and contractor headcount, and shortening work weeks. Some costs previously reduced through cost reduction measures, such as labor and other manufacturing costs, have increased in the three months ended December 31, 2009 and are expected to increase in support of higher levels of customer demand.

We generated $88.2 million of free cash flow in the year ended December 31, 2009, decreasing $131.4 million from the prior year. Cash provided by operating activities was $261.7 million for the year ended December 31, 2009, as compared with $605.8 million for the year ended December 31, 2008. The decrease in 2009 is primarily due to reduced business levels due to the recession and approximately $160.8 million of payments made relating to the resolution of a patent license dispute and employee benefit and separation payments. This decrease in cash provided by operating activities is partially offset by decreased capital additions. We define free cash flow as net cash provided by operating activities less investing activities related to the acquisition of property, plant and equipment. Free cash flow is not defined by U.S. generally accepted accounting principles ("U.S. GAAP") and a reconciliation of free cash flow to net cash provided by operating activities is set forth under the caption "Cash Flows" below. Please see "Liquidity and Capital Resources" and "Cash Flows" below for a further analysis of the change in our balance sheet and cash flows during the year ended December 31, 2009.

We believe our financial position and liquidity are sufficient to fund our operating activities for at least the next twelve months. In April 2009, we amended our $100.0 million first lien revolving credit facility which, among other things, extended the maturity date from November 2009 to April 2013. Also in April 2009, we issued $250.0 million of our 6.0% convertible senior subordinated notes due April 2014 (the "2014 Notes"). In the year ended December 31, 2009, we repurchased in open market transactions $156.6 million in aggregate principal amount of our 7.125% senior notes due March 2011, $69.0 million in aggregate principal amount of our 2.5% convertible senior subordinated notes due May 2011, and $63.7 million in aggregate principal amount of our 7.75% senior notes due May 2013 using $244.5 million of net proceeds from issuance of the 2014 Notes and $27.4 million of cash on hand. At December 31, 2009, our cash and cash equivalents totaled approximately $395.4 million with an aggregate of $88.9 million of debt due through the end of 2010. In 2011, the remaining $96.1 million aggregate principal amount of our 2.5% convertible senior subordinated notes and 7.125% senior notes mature.

Results of Operations

The following table sets forth certain operating data as a percentage of net sales for the periods indicated:

	Year Ended December 31,		
	2009	2008	2007
Net sales	100.0%	100.0%	100.0%
Gross profit	22.0%	21.1%	24.9%
Depreciation and amortization	14.0%	11.7%	10.3%
Operating income (loss)	10.3%	(15.3)%	14.3%
Income (loss) before income taxes	5.8%	(16.0)%	8.6%
Net income (loss) attributable to Amkor	7.2%	(17.2)%	8.0%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Sales. Net sales decreased $479.5 million, or 18.0%, to $2,179.1 million in 2009 from $2,658.6 million in 2008. This decline in net sales was due to the general decline in demand and inventory management efforts by our customers as a result of the global economic recession and weakness in consumer spending. As a result, we experienced a broad-based decline in demand across our packaging and test business.

Packaging Net Sales. Packaging net sales decreased $409.9 million, or 17.5%, to $1,933.6 million for 2009 from $2,343.5 million in 2008 because of the broad-based decline in demand across our package offerings. Packaging unit volume decreased in 2009 to 7.7 billion units compared to 8.6 billion units in 2008 due to the same broad-based decline in demand.

Test Net Sales. Test net sales decreased $69.1 million, or 22.0%, to $245.2 million in 2009 from $314.3 million in 2008 due to the overall decline in demand due to the global economic recession.

Cost of Sales. Our cost of sales consists principally of materials, labor, depreciation and manufacturing overhead. Since a substantial portion of the costs at our factories is fixed, relatively modest increases or decreases in capacity utilization rates can have a significant effect on our gross margin.

Material costs as a percentage of net sales increased to 39.7% in 2009 from 38.0% in 2008 due to change in mix to packages with higher material content as a percentage of net sales.

As a percentage of net sales, labor costs decreased to 13.5% in 2009 from 15.3% in 2008. The decrease in labor costs was due primarily to savings from our workforce reduction activities and other cost savings initiatives implemented during 2008 and 2009. We had a favorable foreign currency effect on labor costs resulting from the depreciation of the Korean won and other currencies against the U.S. dollar as substantially all of our manufacturing operation workforce is paid in local currencies. In addition, labor costs in 2009 included a charge of $10.1 million related to workforce reduction programs and the wind-down and exit of manufacturing operations in Singapore compared to $12.2 million in 2008 for workforce reduction programs.

As a percentage of net sales, other manufacturing costs decreased to 24.7% in 2009 from 25.6% in 2008. In 2009, we had reductions in other manufacturing costs due to cost savings initiatives and lower volumes such as a decrease in factory supplies and repair and maintenance expenses. Included in other manufacturing costs for 2008 is a charge of $61.4 million for royalties related to the resolution of a patent license dispute. Asset impairment charges included in 2009 were $6.0 million compared to $12.1 million in 2008. In 2009, other manufacturing costs also includes a charge of $6.8 million related to the wind-down and exit of manufacturing operations in Singapore.

Gross Profit. Gross profit decreased $81.3 million to $480.4 million in 2009 from $561.7 million in 2008. Gross profit as a percentage of net sales increased to 22.0% in 2009 from 21.1% in 2008. Included in cost of sales for 2008 are $61.4 million for royalties related to the resolution of a patent license dispute. Gross profit in 2009 included $16.9 million related to workforce reduction programs and the wind-down and exit of manufacturing operations in Singapore compared to $12.2 million in 2008 for workforce reduction programs. The decrease in gross profit due to lower volumes was partially mitigated by cost control and the favorable foreign currency effect on labor costs due to the depreciation of the Korean won.

Packaging Gross Profit. Gross profit for packaging decreased $43.7 million to $429.3 million in 2009 from $473.0 million in 2008. Packaging gross profit as a percentage of packaging net sales increased to 22.2% in 2009 from 20.2% in 2008. Included in cost of sales for 2008 are $61.4 million for royalties related to the resolution of a patent license dispute. The packaging gross profit decrease was due to the broad-based decline in product demand across our package offerings partially offset by cost control and a favorable foreign currency effect on labor costs due to the depreciation of the Korean won.

Test Gross Profit. Gross profit for test decreased $30.9 million to $57.7 million, or 23.5% of test net sales in 2009 from $88.6 million, or 28.2% of test net sales, in 2008. The decrease in gross margin is due to lower net sales due to reduced demand partially offset by labor savings from our workforce reduction activities and cost control initiatives.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $40.8 million, or 16.2%, to $210.9 million in 2009, from $251.8 million in 2008. The decrease was primarily caused by lower salaries and benefits in both our factories and corporate offices and other cost reduction initiatives.

Research and Development. Despite the global economic recession, during 2009 we continued to invest in research and development activities which are focused on advanced laminate, flip chip and wafer level packaging services. Research and development expenses decreased $11.8 million to $44.5 million, or 2.0% of net sales in 2009 from $56.2 million, or 2.1% of net sales in 2008. The decrease was primarily due to lower salaries and benefits partially offset by a $2.6 million impairment charge in 2009 related to certain research and development equipment.

Goodwill Impairment. We recorded a goodwill impairment charge in the amount of $671.1 million in 2008 to write off the entire carrying value of our goodwill. This non-cash charge had no impact on liquidity or cash flows from operations.

Gain on Sale of Real Estate and Specialty Test Operations. During 2009, we sold land and dormitory buildings in Korea for $0.8 million in proceeds and reported a gain of $0.3 million, with no net tax effect. During 2008, we sold land and a warehouse in Korea for $14.3 million in cash and recorded a gain of $9.9 million, with no net tax effect.

Other (Income) Expense. Other expense, net increased $80.6 million to $98.8 million, or 4.5% of net sales in 2009 from $18.2 million, or 0.7% of net sales in 2008. This increase was primarily the result of a $3.3 million foreign currency loss recorded in 2009 from the remeasurement of certain subsidiaries' balance sheet items compared to a $61.1 million foreign currency gain recorded in 2008. In addition, in 2009, we recognized a gain of $15.1 million related to the repurchase of an aggregate $289.3 million principal amount of our 7.125% Senior Notes in 2011, our 2.5% Convertible Senior Subordinated Notes due in 2011 and our 7.75% Senior Notes due in 2013, compared to a gain of $36.0 million on debt repurchases in 2008. The $9.6 million reduction in interest expense in 2009, including related party interest expense, is due to reduced debt and the refinancing of certain debt with lower rate instruments. Interest expense in 2008 also included $3.3 million of interest related to the resolution of a patent license dispute that did not recur in 2009.

Income Tax Benefit. Generally, our effective tax rate is substantially below the U.S. federal tax rate of 35% because we have experienced taxable losses in the U.S. and our income is taxed in foreign jurisdictions where we benefit from tax holidays or tax rates lower than the U.S. statutory rate. We recorded an income tax benefit of $29.8 million in 2009 as compared to an income tax expense of $31.8 million in 2008. The income tax benefit for 2009 included a $25.6 million income tax benefit for the release of a valuation allowance on the net deferred tax assets of our Korean subsidiary, $9.4 million of income tax credits, and an income tax benefit of $3.0 million related to changes in estimates of our uncertain tax positions. These benefits were partially offset by $6.2 million of income tax expense attributable to income taxes in certain profitable foreign jurisdictions, foreign withholding taxes and minimum taxes. Income tax expense in 2008 is attributable to profits in certain of our taxable foreign jurisdictions and changes in estimates of our uncertain tax positions, as well as the establishment of a valuation allowance related to certain deferred tax assets in Japan.

During 2009, our subsidiaries in China, Korea, the Philippines, Singapore and Taiwan operate under the tax holidays which will expire in whole or in part at various dates through 2015. We expect our effective tax rate to increase as the tax holidays expire and income from these jurisdictions is subject to the higher statutory income tax rates. See Note 4 to our Consolidated Financial Statements for a further discussion of income tax holidays.

At December 31, 2009, we had U.S. net operating loss carryforwards totaling $365.5 million which expire at various times through 2029. Additionally, at December 31, 2009, we had $53.1 million of non-U.S. net operating loss carryforwards, which expire at various times through 2017. We maintain a valuation allowance on all of our U.S. net deferred tax assets, including our net operating loss carryforwards, and on deferred tax assets in certain foreign jurisdictions. We will release such valuation allowances as the related tax benefits are realized on our tax returns or when sufficient positive evidence exists to conclude that it is more likely than not that the deferred tax assets will be realized.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Sales. Net sales decreased $80.8 million, or 3.0%, to $2,658.6 million in 2008 from $2,739.4 million in 2007. For the first nine months of 2008, we had an increase of 5.9% in net sales compared to the prior year comparable period, due to the growth of our advanced packaging solutions and the benefit of our investments in 3D packaging, flip chip and wafer level packaging as well as test services. During the three months ended December 31, 2008, we had a decrease in net sales of 26.5% from the prior year comparable period. This decline in net sales was due to the general decline in demand and inventory management efforts by our customers as a result of the global economic downturn and weakness in consumer spending experienced during the three months ended December 31, 2008.

Packaging Net Sales. Packaging net sales decreased $86.9 million, or 3.6%, to $2,343.5 million for 2008 from $2,430.4 million in 2007. For the first nine months of 2008, we had an increase of 4.7% in packaging net sales compared to the prior year comparable period, due to the growth of our advanced packaging solutions and the benefit of our investments in 3D packaging, flip chip and wafer level packaging. During the three months ended December 31, 2008, we had a decrease due to the general decline in demand and inventory management efforts by our customers as a result of the global economic downturn and weakness in consumer spending experienced during the three months ended December 31, 2008. Packaging unit volume decreased in 2008 to 8.6 billion units compared to 8.7 billion units in 2007.

Test Net Sales. Despite the overall decline in demand due to the global economic downturn, test net sales increased $4.7 million, or 1.5%, to $314.3 million in 2008 from $309.6 million in 2007 principally due to an increase in wafer probe services which have a higher average selling price.

Cost of Sales. Our cost of sales consists principally of materials, labor, depreciation and manufacturing overhead. Since a substantial portion of the costs at our factories is fixed, relatively modest increases or decreases in capacity utilization rates can have a significant effect on our gross margin.

Material costs as a percentage of net sales increased from 37.7% for the year ended December 31, 2007 to 38.0% for the year ended December 31, 2008 due to change in mix to packages with higher material content as a percentage of net sales.

As a percentage of net sales, labor costs decreased to 15.3% in 2008 compared to 16.0% in 2007. The decrease in labor costs is due primarily to a favorable foreign currency effect on labor costs resulting from the depreciation of the Korean won and other currencies against the U.S. dollar as substantially all of our manufacturing operation workforce is paid in local currencies. In addition, we began to realize savings from our workforce reduction activities and other cost savings initiatives implemented during 2008. These benefits from foreign currency changes and labor cost reduction efforts were partially offset by the severance costs and other charges incurred in connection with workforce reductions in 2008.

As a percentage of net sales, other manufacturing costs increased to 25.6% for the year ended December 31, 2008 from 21.4% for the year ended December 31, 2007. Included in other manufacturing costs for 2008 is a charge of $61.4 million for royalties related to the resolution of a patent license dispute. Other manufacturing costs also increased due to higher depreciation costs as a result of our capital expenditures, which are focused on increasing our wafer bump and flip chip packaging capacity, advanced laminate packaging services and test services.

Stock-based compensation included in cost of sales was $0.8 million for the year ended December 31, 2008 compared to $1.3 million for the year ended December 31, 2007.

Gross Profit. Gross profit decreased $120.1 million to $561.7 million, or 21.1% of net sales in 2008 from $681.9 million, or 24.9% of net sales, in 2007. Included in cost of sales for 2008 are $61.4 million for royalties related to the resolution of a patent license dispute and $11.5 million of charges for workforce reduction programs. The decrease in gross profit and gross margin was partially offset by improved factory performance and the favorable foreign currency effect on labor costs due to the depreciation of the Korean won.

Packaging Gross Profit. Gross profit for packaging decreased $104.8 million to $473.0 million, or 20.2% of packaging net sales, in 2008 from $577.8 million, or 23.8% of packaging net sales, in 2007. Included in cost of sales for 2008 are $61.4 million for royalties related to the resolution of a patent license dispute and charges for workforce reduction programs. The packaging gross profit decrease was partially offset by improved product mix, consisting of an increase in our advanced package technologies including flip chip and 3D packages and a decrease in our traditional, lower margin leadframe packages. The decrease was also partially offset by a favorable foreign currency effect on labor costs due to the depreciation of the Korean won.

Test Gross Profit. Gross profit for test in 2008 decreased $14.8 million to $88.6 million, or 28.2% of test net sales from $103.4 million, or 33.4% of test net sales, in 2007. The decrease in gross margin is due to higher depreciation costs as a result of our capital investments, charges incurred for termination benefits and a net pension curtailment loss from our workforce reduction programs attributable to our test business.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $2.6 million, or 1.0%, to $251.8 million for 2008, from $254.4 million for 2007. The decrease was primarily caused by lower legal costs, partially offset by an increase in salaries and benefits in our corporate and sales offices.

Research and Development. Research and development activities are focused on advanced laminate, flip chip and wafer level packaging services. Research and development expenses increased $14.6 million to $56.2 million, or 2.1% of net sales for 2008 from $41.7 million, or 1.5% of net sales in 2007. The increase in our research and development expenses was primarily due to the development of our North Carolina facility as a research and development center, new research and development projects for advanced packaging technologies and investments in information technology to support our technology development efforts.

Goodwill Impairment. We recorded a goodwill impairment charge in the amount of $671.1 million at December 31, 2008 to write off the entire carrying value of our goodwill. No goodwill impairment was incurred in 2007. This non-cash charge had no impact on liquidity or cash flows from operations.

Gain on Sale of Real Estate and Specialty Test Operations. During 2008, we sold land and a warehouse in Korea for $14.3 million in cash and recorded a gain of $9.9 million, with no net tax effect. In 2007, we recognized a gain of $3.1 million in connection with the sale of real property in Korea used for administrative purposes. Also in 2007, we recognized a gain of $1.7 million as a result of an earn-out provision related to our divesture of a specialty test operation in October 2005.

Other (Income) Expense. Other expense, net decreased $137.7 million to $18.2 million, or 0.7% of net sales for 2008 from $155.9 million, or 5.7% of net sales in 2007. This decrease was driven by a $61.1 million foreign currency gain recorded in 2008 primarily due to the depreciation of the Korean won and the remeasurement of the Korean won denominated severance obligation. In addition, in 2008 we recognized a gain of $36.0 million related to the repurchase of an aggregate $118.3 million principal amount of our 7.125% senior notes and 2.5% convertible senior subordinated notes due in 2011. In 2007, we recognized $15.9 million of debt retirement costs, net. The $15.2 million reduction in interest expense is due to reduced debt and the refinancing of certain debt with lower rate instruments. The reduced interest expense was partially offset by $3.3 million of interest related to the resolution of a patent license dispute.

Income Tax Expense. In 2008, we recorded an income tax expense of $31.8 million as compared to an income tax expense of $12.6 million in 2007. The increase in income tax is primarily attributable to profits in our taxable foreign jurisdictions, the establishment of a valuation allowance in 2008 against certain deferred tax assets in Japan, and the release of a valuation allowance in 2007 at our largest subsidiary in Taiwan. In 2008, our effective tax rate also reflects the $671.1 million goodwill impairment charge which did not have a significant income tax benefit.

Quarterly Results

The following table sets forth our unaudited consolidated financial data for the last eight quarters ended December 31, 2009. Our results of operations have varied and may continue to vary from quarter to quarter and are not necessarily indicative of the results of any future period. During the fourth quarter of 2008, we experienced a significant reduction in demand as a result of an economic downturn and weakening economy. This economic downturn continued in the first quarter of 2009 with signs of recovery beginning in the second quarter of 2009.

We believe that we have included all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of our selected quarterly data. You should read our selected quarterly data in conjunction with our Consolidated Financial Statements and the related notes, included in Item 8 "Financial Statements and Supplementary Data" of this Annual Report.

Our net sales, gross profit and operating income are generally lower in the first quarter of the year as compared to the fourth quarter of the preceding year primarily due to the effect of consumer buying patterns in the U.S., Europe and Asia. Semiconductor companies in the U.S. generally reduce their production during the holidays at the end of December which results in a decrease in units for packaging and test services during the first two weeks of January.

The calculation of basic and diluted per share amounts for each quarter is based on the weighted average shares outstanding for that period; consequently, the sum of the quarters may not necessarily be equal to the full year basic and diluted net income per share.

	For the Quarter Ended							
	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	March 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	March 31, 2008
	(In thousands, except per share data)							
Net sales	$667,612	$616,205	$506,516	$388,776	$ 548,712	$719,731	$690,676	$699,483
Cost of sales	492,258	461,589	404,129	340,737	451,088	590,700	531,745	523,331
Gross profit	175,354	154,616	102,387	48,039	97,624	129,031	158,931	176,152
Operating expenses:								
Selling, general and administrative	54,775	53,619	52,445	50,068	58,399	60,467	67,441	65,449
Research and development	10,907	13,364	10,035	10,147	13,192	14,084	15,095	13,856
Goodwill impairment	—	—	—	—	671,117	—	—	—
Gain on sale of real estate and specialty test operations	(135)	(146)	—	—	—	—	(9,856)	—
Total operating expenses	65,547	66,837	62,480	60,215	742,708	74,551	72,680	79,305
Operating income (loss)	109,807	87,779	39,907	(12,176)	(645,084)	54,480	86,251	96,847
Other expense (income), net	25,745	37,637	28,710	6,702	(25,316)	8,399	16,386	18,713
Income (loss) before income taxes	84,062	50,142	11,197	(18,878)	(619,768)	46,081	69,865	78,134
Income tax (benefit) expense	(3,820)	(30,854)	1,833	3,081	5,237	16,313	4,298	5,940
Net income (loss)	87,882	80,996	9,364	(21,959)	(625,005)	29,768	65,567	72,194
Net loss (income) attributable to noncontrolling interests	104	(133)	(141)	(133)	1,927	(613)	(335)	(198)
Net income (loss) attributable to Amkor	$ 87,986	$ 80,863	$ 9,223	$ (22,092)	$(623,078)	$ 29,155	$ 65,232	$ 71,996
Net income (loss) attributable to Amkor per common share:								
Basic	$ 0.48	$ 0.44	$ 0.05	$ (0.12)	$ (3.40)	$ 0.16	$ 0.36	$ 0.40
Diluted	0.33	0.31	0.05	(0.12)	(3.40)	0.15	0.33	0.36

Liquidity and Capital Resources

As of December 31, 2009, we had cash and cash equivalents of $395.4 million and availability of $96.5 million under our $100.0 million first lien senior secured revolving credit facility. Cash provided by operating activities was $261.7 million for the year ended December 31, 2009 compared to $605.8 million for the year ended December 31, 2008. We expect cash flows to be used in the operation and expansion of our business, making capital expenditures, paying principal and interest on our debt and for other corporate purposes.

We operate in a capital intensive industry. Servicing our current and future customers requires that we incur significant operating expenses and make significant capital expenditures, which are generally made in advance of the related revenues and without any firm customer commitments.

We have a significant amount of indebtedness. Total debt decreased to $1,434.2 million at December 31, 2009 from $1,493.4 million at December 31, 2008. Our indebtedness requires us to dedicate a substantial portion of our cash flow from operations to pay our debt. The interest payments required on our debt are substantial.

For 2009, as part of our focus on generating cash flow and driving greater factory and administrative efficiencies, we implemented cost reduction measures that included lowering executive and other employee compensation, reducing employee and contractor headcount, and shortening work weeks. As capacity utilization has increased during the second half of 2009, we have experienced an increase in these costs such as restoring compensation and reversing other temporary cost reduction initiatives.

From time to time, we evaluate our staffing levels compared to business needs and changes in demand in order to manage costs and improve performance. In the year ended December 31, 2009, we reduced our work force by approximately 2,300 employees. We expect to reduce our workforce by an additional 400 employees in connection with the plan to wind-down and exit our manufacturing operations in Singapore, which will require approximately $9.5 million in termination benefit and contractual obligation payouts over the next twelve months. In connection with the plan to wind-down and exit our Singapore manufacturing operations, we refunded approximately $12 million of customer advances for capacity commitments using cash on hand in January 2010.

On October 30, 2009, Amkor and Toshiba Corporation ("Toshiba") invested in Nakaya Microdevices Corporation forming a joint venture renamed J-Devices Corporation ("J-Devices") to provide semiconductor assembly and final testing services in Japan. We invested 1.5 billion Japanese yen (approximately $16.7 million) for our 30% equity interest, purchased 4.0 billion Japanese yen (approximately $44.7 million) of assembly and test equipment from Toshiba and leased such equipment to J-Devices.

There is no assurance that we will generate the necessary net income or operating cash flows to meet the funding needs of our business beyond the next twelve months due to a variety of factors, including the cyclical nature of the semiconductor industry and the other factors discussed in Part I, Item 1A "Risk Factors."

Capital Additions

Our capital additions were $197.7 million, or approximately 9% of net sales for 2009. We expect that our 2010 capital additions will be approximately 14% of net sales and we expect our capital additions to be weighted more heavily in the first half of 2010. The increase in capital intensity is partially due to expanding our wafer bumping capabilities which have longer lead times. Ultimately, the amount of our 2010 capital additions will depend on several factors including, among others, the performance of our business, the need for additional capacity to service anticipated customer demand and the availability of suitable cash flow from operations or financing.

The following table reconciles our activity related to property, plant and equipment purchases as presented on the Consolidated Statement of Cash Flows to property, plant and equipment additions as reflected in the Consolidated Balance Sheets:

	For the Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Property, plant and equipment additions	$197,742	$341,734	$293,876
Net change in related accounts payable and deposits	(24,246)	44,505	(57,636)
Purchases of property, plant and equipment	173,496	386,239	236,240

Debt Instruments and Related Covenants

In April 2009, we issued $250.0 million of our 6.0% convertible senior subordinated notes due April 2014, and amended our $100.0 million first lien revolving credit facility and extended the term to April 2013. We have used the net proceeds of $244.5 million to reduce other indebtedness.

In the year ended December 31, 2009, we repurchased in open market transactions an aggregate of $289.3 million of our outstanding debt. The debt repurchased consisted of $156.6 million in principal amount of our 7.125% senior notes due March 2011, $69.0 million in principal amount of our 2.5% convertible senior subordinated notes due May 2011 and $63.7 million in principal amount of our 7.75% senior notes due May 2013 using $244.5 million of proceeds from the issuance of the 2014 Notes and $27.4 million of cash on hand. At December 31, 2009, we had an aggregate of $88.9 million of debt coming due through the end of 2010, and in 2011 the remaining aggregate $96.1 million of our 2.5% convertible senior subordinated notes and 7.125% senior notes will mature.

In order to reduce leverage and future cash interest payments, we may from time to time repurchase our outstanding notes for cash or exchange shares of our common stock for our outstanding notes. Any such transactions may be made in the open market or through privately negotiated transactions and are subject to the terms of our indentures and other debt agreements, market conditions and other factors.

Many of our debt agreements have restrictions on dividend payments and the repurchase of stock and subordinated securities, including our convertible notes. These restrictions are determined by defined calculations which include net income. The $671.1 million write-off of our goodwill at December 31, 2008 impacted these restrictions, which has reduced our ability to pay dividends and repurchase stock and subordinated securities, including our convertible notes. We have never paid a dividend to our stockholders, and we do not have any present plans for doing so. Amkor Technology, Inc. also guarantees certain debt of our subsidiaries.

We were in compliance with all debt covenants at December 31, 2009 and expect to remain in compliance with these covenants for at least the next twelve months. Additional information about our debt is available in Note 12 of the Notes to the Consolidated Financial Statements included in Item 8 "Financial Statements and Supplementary Data" of this Annual Report.

Cash Flows

Cash provided by operating activities was $261.7 million for the year ended December 31, 2009 compared to $605.8 million for the year ended December 31, 2008. Free cash flow (which we define as net cash provided by operating activities less purchases of property, plant and equipment) decreased by $131.4 million to $88.2 million for the year ended December 31, 2009 compared to $219.6 million for the year ended December 31, 2008. Our free cash flow for the years ended December 31, 2009 and 2008 was predominantly used to reduce debt. Free cash flow is not a U.S. GAAP measure. See "*Financing activities*" below for a further discussion of free cash flow and a reconciliation to U.S. GAAP.

Net cash provided by (used in) operating, investing and financing activities for each of the three years ended December 31, 2009 was as follows:

	For the Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Operating activities	$ 261,725	$ 605,818	$ 603,430
Investing activities	(240,878)	(371,380)	(231,299)
Financing activities	(49,651)	(223,625)	(208,450)

Operating activities: Our cash flow from operating activities in 2009 decreased by $344.1 million compared to 2008. Operating income for the year ended December 31, 2009 adjusted for depreciation and amortization, other operating activities and non-cash items decreased $82.8 million from 2008, largely as a result of decreased net sales. Interest expense, including related party interest expense, for the year ended December 31, 2009 decreased by $9.6 million as compared with the year ended December 31, 2008 as a result of reduced debt levels in 2009, debt refinanced with lower interest rate instruments and interest on the patent license dispute in 2008 not recurring in 2009.

Changes in assets and liabilities reduced operating cash flows during 2009 by $167.4 million principally due to an increase in accounts receivable and inventories, reflecting an increase in customer demand, and a reduction in accrued expenses. Accrued expenses decreased principally due to the payment of $160.8 million for royalties and interest relating to the resolution of a patent license dispute and employee benefit and separation payments. The reduction was partially offset by an increase in trade accounts payable attributable to increased purchases in support of the increased business activity at the end of 2009.

Investing activities: Our cash flows used in investing activities in 2009 decreased by $130.5 million. This decrease was primarily due to a $212.7 million decrease in purchases of property, plant and equipment from $386.2 million in 2008 to $173.5 million in 2009. Capital expenditures were lower in 2009 as a result of the decline in sales due to the recession. In 2009, we invested $16.7 million in an unconsolidated affiliate, J-Devices, and purchased $44.7 million of equipment which we leased to J-Devices.

Financing activities: Our net cash used in financing activities in 2009 was $49.7 million, compared with $223.6 million in 2008. Cash provided by financing activities during 2009 included the issuance of the $250.0 million convertible senior subordinated notes due April 2014, $15.0 million received from our working capital facility in China, and $31.2 million net borrowings drawn on our revolver facilities in Japan. We used $271.9 million in cash to repurchase senior and convertible senior subordinated notes. With respect to our foreign subsidiaries, we paid $65.8 million in amortizing debt and other debt payments during 2009. During 2009 we also incurred $8.5 million in debt issuance costs related to the issuance of convertible notes and the amendment and extension of our first lien revolving credit facility.

The $223.6 million net cash used in financing activities during 2008 was primarily driven by the repayment and repurchase of our debt. We used $80.7 million in cash to repurchase senior and convertible senior subordinated notes. We paid the remaining $88.2 million of our 9.25% senior notes at maturity in February 2008. With respect to our foreign subsidiaries, we paid $65.0 million in amortizing debt during 2008. Proceeds from the issuance of stock through our stock compensation plans in 2008 were $10.2 million.

We provide the following supplemental data to assist our investors and analysts in understanding our liquidity and capital resources. Free cash flow represents net cash provided by operating activities less investing activities related to the acquisition of property, plant and equipment. Free cash flow is not defined by U.S. GAAP and our definition of free cash flow may not be comparable to similar companies and should not be considered a substitute for cash flow measures in accordance with GAAP. We believe free cash flow provides our investors and analysts useful information to analyze our liquidity and capital resources.

	For the Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Net cash provided by operating activities	$261,725	$605,818	$603,430
Less purchases of property, plant and equipment	173,496	386,239	236,240
Free cash flow	$ 88,229	$219,579	$367,190

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2009, and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

		Payments Due for Year Ending December 31,					
	Total	2010	2011	2012	2013	2014	Thereafter
				(In thousands)			
Total debt(1)	$1,434,185	$ 88,944	$139,631	$ 43,035	$501,147	$271,428	$390,000
Scheduled interest payment obligations(2)	441,131	98,789	92,710	89,452	68,368	40,706	51,106
Purchase obligations(3)	76,232	76,232	—	—	—	—	—
Operating lease obligations	43,089	10,172	5,598	5,384	5,876	6,332	9,727
Severance obligations(4)	69,120	4,466	3,945	3,641	3,520	3,483	50,065
Total contractual obligations	$2,063,757	$278,603	$241,884	$141,512	$578,911	$321,949	$500,898

(1) Total debt decreased $59.2 million from December 31, 2008. We issued $250.0 million of our 6.0% convertible senior subordinated notes in April 2009. We repurchased an aggregate $289.3 million principal amount due of our 7.125% senior notes due 2011, 2.5% convertible senior subordinated notes due 2011 and 7.75% senior notes due 2013. We repaid $65.8 million of annual amortizing debt during 2009.

(2) Scheduled interest payment obligations were calculated using stated coupon rates for fixed rate debt and interest rates applicable at December 31, 2009 for variable rate debt.

(3) Represents capital-related purchase obligations in addition to accounts payable outstanding at December 31, 2009 for 2009 capital additions.

(4) Represents estimated benefit payments for our Korean subsidiary severance plan.

In addition to the obligations identified in the table above, other non-current liabilities recorded in our Consolidated Balance Sheet at December 31, 2009 include:

- $18.7 million of foreign pension plan obligations for which the timing and actual amount of funding required is uncertain. We expect to contribute $6.4 million to the plans during 2010.

- $4.8 million net liability associated with unrecognized tax benefits. Due to the high degree of uncertainty regarding the amount and the timing of any future cash outflows associated with our unrecognized tax benefits, we are unable to reasonably estimate the amount and period of ultimate settlement, if any, with the various taxing authorities.

Off-Balance Sheet Arrangements

As of December 31, 2009, we had no off-balance sheet guarantees or other off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K, other than our operating leases. Operating lease commitments are included in the contractual obligations table above.

Other Contingencies

We refer you to Note 16 "Commitments and Contingencies" to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report for a discussion of our contingencies related to litigation and other legal matters. If an unfavorable ruling were to occur in these matters, there exists the possibility of a material adverse impact on our business, liquidity, results of operations, financial position and cash flows in the period in which the ruling occurs. The potential impact from the legal proceedings, on our business, liquidity, results of operations, financial position and cash flows, could change in the future.

Critical Accounting Policies and Use of Estimates

We have identified the policies below as critical to our business operations and the understanding of our results of operations. A summary of our significant accounting policies used in the preparation of our Consolidated Financial Statements appears in Note 1 of the Notes to the Consolidated Financial Statements included in Item 8 "Financial Statements and Supplementary Data" of this Annual Report. Our preparation of this Annual Report on Form 10-K requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition. We recognize revenue from our packaging and test services when there is evidence of a fixed arrangement, delivery has occurred or services have been rendered, fees are fixed or determinable and collectibility is reasonably assured. Generally these criteria are met and revenue is recognized upon shipment. If the revenue recognition criteria are not met, we defer the revenue. Deferred revenue generally results from two types of transactions; customer advances and invoicing at interim points prior to shipping. Customer advances represent supply agreements with customers where we commit capacity in exchange for customer prepayment of services. These prepayments are deferred and recorded as customer advances within accrued expenses and other non-current liabilities. Deferred revenue also relates to contractual invoicing at interim points prior to the shipment of the finished product. The invoicing that is completed in advance of our revenue recognition criteria being met is recorded as deferred revenue.

We do not take ownership of customer-supplied semiconductor wafers. Title and risk of loss remain with the customer for these materials. Accordingly, the cost of the customer-supplied materials is not included in the Consolidated Financial Statements.

An allowance for sales credits is recorded as a reduction to sales and accounts receivable during the period of sale such that accounts receivable is reported at its estimated net realizable value. The allowance for sales credits is an estimate of the future credits we will issue for billing adjustments primarily for invoicing corrections and miscellaneous customer claims and is estimated based upon recent credit issuance, historical experience, as well as specific identification of known or expected sales credits at the end of the reporting period. Additionally, provisions are made for doubtful accounts when there is doubt as to the collectibility of accounts receivable. The allowance for doubtful accounts is recorded as bad debt expense, classified as selling, general and administrative expense. The allowance for doubtful accounts is based upon specification of doubtful accounts considering the age of the receivable balance, the customer's historical payment history and current credit worthiness as well as specific identification of any known or expected collectability issues.

Income Taxes. We operate in and file income tax returns in various U.S. and non-U.S. jurisdictions which are subject to examination by tax authorities. The tax returns for open years in all jurisdictions in which we do business are subject to change upon examination. We believe that we have estimated and provided adequate accruals for potential additional taxes and related interest expense that may ultimately result from such examinations. We believe that any additional taxes or related interest over the amounts accrued will not have a material effect on our financial condition, results of operations or cash flows. However, resolution of these matters involves uncertainties and there are no assurances that the outcomes will be favorable. In addition, changes in the mix of income from our foreign subsidiaries, expiration of tax holidays and changes in tax laws or regulations could result in increased effective tax rates in the future.

Additionally, we record valuation allowances for deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. U.S. GAAP requires companies to weigh both positive and negative evidence in determining the need for a valuation allowance for deferred tax assets. As a result of net losses experienced in recent years in certain jurisdictions, we have determined that a valuation allowance is required for certain deferred tax assets including those related to all of our net operating loss carryforwards in the U.S. We will release such valuation allowances as the related deferred tax benefits are realized on our tax returns or when sufficient net positive evidence exists to conclude it is more likely than not that the deferred tax assets will be realized.

Valuation of Inventory. We order raw materials based on customers' forecasted demand. If our customers change their forecasted requirements and we are unable to cancel our raw materials order or if our vendors require that we order a minimum quantity that exceeds the current forecasted demand, we will experience a build-up in raw material inventory. We will either seek to recover the cost of the materials from our customers or utilize the inventory in production. However, we may not be successful in recovering the cost from our customers or be able to use the inventory in production and, accordingly, if we believe that it is probable that we will not be able to recover such costs we reduce the carrying value of our inventory. Additionally, we reduce the carrying value of our inventories for the cost of inventories we estimate is excess and obsolete based on the age of our inventory and forecasted demand we receive from our customers. When a determination is made that the inventory will not be utilized in production or is not saleable, it is disposed of and written-off.

Inventories are stated at the lower of cost or market. Cost is determined by the weighted moving average method or by standard costing, both of which approximate actual cost. Cost is based on normal capacity utilization, with costs arising from underutilization of capacity expensed when incurred.

Long-lived Assets. Property, plant and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets. Depreciable lives are as follows:

Buildings and improvements	10 to 25 years
Machinery and equipment	3 to 7 years
Software and computer equipment	3 to 5 years
Furniture, fixtures and other equipment	3 to 10 years
Land use rights	50 years

Cost and accumulated depreciation for property retired or disposed of are removed from the accounts and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred.

We review long-lived assets, including property, plant and equipment and finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of a long-lived asset group held and used in operations is measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If such asset group is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the asset group exceeds its fair value. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Long-lived assets to be disposed of are carried at the lower of cost or fair value less the costs of disposal.

Legal Contingencies. We are subject to certain legal proceedings, lawsuits and other claims. We assess the likelihood of any adverse judgment or outcome related to these matters, as well as potential ranges of probable losses. Our determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue, often with the assistance of outside legal counsel. We record provisions in our Consolidated Financial Statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated.

Our assessment of required reserves may change in the future due to new developments in each matter. The present legislative and litigation environment is substantially uncertain, and it is possible that our liquidity, results of operations, financial position and cash flows could be materially and adversely affected by an unfavorable outcome or settlement of our pending litigation and other claims.

Recently Adopted and Recently Issued Standards

For information regarding recently adopted and recently issued accounting standards, see Note 2 to the Consolidated Financial Statements included within Item 8 of this Annual Report.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market Risk Sensitivity

We are exposed to market risks, primarily related to foreign currency and interest rate fluctuations. In the normal course of business, we employ established policies and procedures to manage the exposure to fluctuations in foreign currency values and changes in interest rates. Our use of derivative instruments, including forward exchange contracts, has historically been insignificant; however, we continue to evaluate the use of hedging instruments to manage market risk. We have not entered into any derivative transactions during the year ended December 31, 2009 and have no outstanding contracts as of December 31, 2009.

Foreign Currency Risks

We currently do not have forward contracts or other instruments to reduce our exposure to foreign currency gains and losses. To the extent possible, we manage our foreign currency exposures by using natural hedging techniques to minimize the foreign currency rate risk.

The U.S. dollar is our reporting currency and the functional currency for the majority of our foreign subsidiaries including our largest subsidiaries in Korea and the Philippines and also our subsidiaries in China, Singapore and Taiwan. Effective July 1, 2009, we changed the functional currency for our Taiwanese operations to the U.S. dollar primarily due to an increase in the mix of our U.S. dollar denominated sales. For our subsidiaries in Japan, the local currency is the functional currency.

We have foreign currency exchange rate risk associated with the remeasurement of monetary assets and monetary liabilities on our Consolidated Balance Sheet that are denominated in currencies other than the functional currency. The most significant foreign denominated monetary asset or liability is our Korean severance obligation which represents approximately 77% of the net monetary exposure. We performed a sensitivity analysis of our foreign currency exposure as of December 31, 2009, to assess the potential impact of fluctuations in exchange rates for all foreign denominated assets and liabilities. Assuming a 10% adverse movement for all currencies against the U.S. dollar as of December 31, 2009, our income before income taxes would have been approximately $10 million lower.

In addition, we have foreign currency exchange rate exposure on our results of operations. For the year ended December 31, 2009, approximately 88% of our net sales were denominated in U.S. dollars. Our remaining net sales were principally denominated in Japanese yen and Korean won for local country sales. For the year ended December 31, 2009, approximately 51% of our cost of sales and operating expenses were denominated in U.S. dollars and were largely for raw materials and factory supplies. The remaining portion of our cost of sales and operating expenses was principally denominated in the Asian currency where our production facilities are located and largely consisted of labor and utilities. To the extent that the U.S. dollar weakens against these Asian-based currencies, similar foreign currency denominated transactions in the future will result in higher sales and higher operating expenses. Similarly, our sales and operating expenses will decrease if the U.S. dollar strengthens against these foreign currencies. We performed a sensitivity analysis of our foreign currency exposure as of December 31, 2009 to assess the potential impact of fluctuations in exchange rates for all foreign denominated sales and expenses. Assuming a 10% adverse movement from the year ended December 31, 2009 exchange rates of the U.S. dollar compared to all of these Asian-based currencies as of December 31, 2009, our operating income would have been approximately $64 million lower.

There are inherent limitations in the sensitivity analysis presented, primarily due to the assumption that foreign exchange rate movements across multiple jurisdictions are similar and would be linear and instantaneous. As a result, the analysis is unable to reflect the potential effects of more complex market or other changes that could arise which may positively or negatively affect our results of operations.

We have foreign currency exchange rate exposure on our stockholders' equity as a result of the translation of our subsidiaries where the Japanese yen is the functional currency. To the extent the U.S. dollar strengthens against the Japanese yen, the translation of these foreign currency denominated transactions will result in reduced sales, operating expenses, assets and liabilities. Similarly, our sales, operating expenses, assets and liabilities will increase if the U.S. dollar weakens against the Japanese yen. The effect of foreign exchange rate translation on our Consolidated Balance Sheet for the twelve months ended December 31, 2009.and 2008 was a net foreign translation loss of $0.5 million and gain of $3.8 million, respectively, and was recognized as an adjustment to equity through other comprehensive (loss) income.

Interest Rate Risks

We have interest rate risk with respect to our long-term debt. As of December 31, 2009, we had a total of $1,434.2 million of debt of which 83.3% was fixed rate debt and 16.7% was variable rate debt. Our variable rate debt is principally related to our foreign borrowings and any amounts outstanding under our $100.0 million revolving line of credit, under which no amounts were drawn as of December 31, 2009. The fixed rate debt consisted of senior notes, senior subordinated notes and subordinated notes. As of December 31, 2008, we had a total of $1,493.4 million of debt of which 82.6% was fixed rate debt and 17.4% was variable rate debt. Changes in interest rates have different impacts on the fixed and variable rate portions of our debt portfolio. A change in interest rates on the fixed portion of the debt portfolio impacts the fair value of the instrument but has no impact on interest expense or cash flows. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows but does not generally impact the fair value of the instrument. The fair value of the convertible notes is also impacted by changes in the market price of our common stock.

The table below presents the interest rates, maturities and fair value of our fixed and variable rate debt as of December 31, 2009.

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Long term debt:								
Fixed rate debt								
(In thousands)	$ —	$96,082	$ —	$458,291	$250,000	$390,000	$1,194,373	$1,626,079
Average interest rate	—	5.1%	—	7.4%	6.0%	9.3%	7.5%	
Variable rate debt								
(In thousands)	$88,944	$43,549	$43,035	$ 42,856	$ 21,428	$ —	$ 239,812	$ 242,595
Average interest rate	3.1%	4.8%	4.8%	4.8%	4.8%	—	4.2%	

See Note 15 "Fair Value Measurements" included in our Consolidated Financial Statements in Part II, Item 8 of this Annual Report for a discussion on the fair valuation of our debt instruments.

Equity Price Risks

We have convertible notes that are convertible into our common stock. We currently intend to repay our remaining convertible notes upon maturity, unless converted, repurchased or refinanced. If investors were to decide to convert their notes to common stock, our future earnings would benefit from a reduction in interest expense and our common stock outstanding would be increased. If we paid a premium to induce such conversion, our earnings could include an additional charge.

Further, the trading price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations. Such fluctuations could impact our decision or ability to utilize the equity markets as a potential source of our funding needs in the future.

Item 8. ***Financial Statements and Supplementary Data***

We present the information required by Item 8 of Form 10-K here in the following order:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Amkor Technology, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Amkor Technology, Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Phoenix, Arizona
February 24, 2010

AMKOR TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,		
	2009	2008	2007
	(In thousands, except per share data)		
Net sales	$2,179,109	$2,658,602	$2,739,445
Cost of sales	1,698,713	2,096,864	2,057,572
Gross profit	480,396	561,738	681,873
Operating expenses:			
Selling, general and administrative	210,907	251,756	254,365
Research and development	44,453	56,227	41,650
Goodwill impairment	—	671,117	—
Gain on sale of real estate and specialty test operations	(281)	(9,856)	(4,833)
Total operating expenses	255,079	969,244	291,182
Operating income (loss)	225,317	(407,506)	390,691
Other (income) expense:			
Interest expense	102,396	118,729	133,896
Interest expense, related party	13,000	6,250	6,250
Interest income	(2,367)	(8,749)	(9,797)
Foreign currency loss (gain)	3,339	(61,057)	8,961
(Gain) loss on debt retirement, net	(15,088)	(35,987)	15,876
Equity in earnings of unconsolidated affiliate	(2,373)	—	—
Other (income) expense, net	(113)	(1,004)	668
Total other expense, net	98,794	18,182	155,854
Income (loss) before income taxes	126,523	(425,688)	234,837
Income tax (benefit) expense	(29,760)	31,788	12,597
Net income (loss)	156,283	(457,476)	222,240
Net (income) loss attributable to noncontrolling interests	(303)	781	(2,376)
Net income (loss) attributable to Amkor	$ 155,980	$ (456,695)	$ 219,864
Net income (loss) attributable to Amkor per common share:			
Basic	$ 0.85	$ (2.50)	$ 1.22
Diluted	$ 0.67	$ (2.50)	$ 1.11
Shares used in computing per common share amounts:			
Basic	183,067	182,734	180,597
Diluted	263,379	182,734	208,767

The accompanying notes are an integral part of these statements.

AMKOR TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 395,406	$ 424,316
Restricted cash	2,679	4,880
Accounts receivable:		
Trade, net of allowances	328,252	259,630
Other	18,666	14,183
Inventories	155,185	134,045
Other current assets	32,737	23,862
Total current assets	932,925	860,916
Property, plant and equipment, net	1,364,630	1,473,763
Intangibles, net	9,975	11,546
Investments	19,108	—
Restricted cash	6,795	1,696
Other assets	99,476	36,072
Total assets	$ 2,432,909	$ 2,383,993
LIABILITIES AND EQUITY		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	$ 88,944	$ 54,609
Trade accounts payable	361,263	241,684
Accrued expenses	155,630	258,449
Total current liabilities	605,837	554,742
Long-term debt	1,095,241	1,338,751
Long-term debt, related party	250,000	100,000
Pension and severance obligations	83,067	116,789
Other non-current liabilities	9,063	30,548
Total liabilities	2,043,208	2,140,830
Commitments and contingencies (see Note 16)		
Equity:		
Amkor stockholders' equity:		
Preferred stock, $0.001 par value, 10,000 shares authorized, designated Series A, none issued	—	—
Common stock, $0.001 par value, 500,000 shares authorized, issued and outstanding of 183,171 in 2009 and 183,035 in 2008	183	183
Additional paid-in capital	1,500,246	1,496,976
Accumulated deficit	(1,122,241)	(1,278,221)
Accumulated other comprehensive income	5,021	18,201
Total Amkor stockholders' equity:	383,209	237,139
Noncontrolling interests in subsidiaries	6,492	6,024
Total equity	389,701	243,163
Total liabilities and equity	$ 2,432,909	$ 2,383,993

The accompanying notes are an integral part of these statements.

AMKOR TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Amkor Stockholders' Equity	Noncontrolling Interest in Subsidiaries	Total Equity
	Shares	Amount						
				(In thousands)				
Balance at December 31, 2006	178,109	$178	$1,441,194	$(1,041,390)	$ (6,062)	$ 393,920	$4,603	$ 398,523
Net income (loss)	—	—	—	219,864	—	219,864	2,376	222,240
Unrealized loss on available for sale investments, net of tax	—	—	—	—	(1,004)	(1,004)	—	(1,004)
Reclassification adjustment for losses included in income, net of tax	—	—	—	—	44	44	—	44
Pension liablility adjustment, net of tax	—	—	—	—	(3,136)	(3,136)	—	(3,136)
Cumulative translation adjustment	—	—	—	—	3,935	3,935	43	3,978
Comprehensive income						219,703	2,419	222,122
Issuance of stock through employee stock purchase plan and stock options	3,690	4	37,046	—	—	37,050	—	37,050
Stock compensation expense	—	—	3,946	—	—	3,946	—	3,946
Balance at December 31, 2007	181,799	182	1,482,186	(821,526)	(6,223)	654,619	7,022	661,641
Net income (loss)	—	—	—	(456,695)	—	(456,695)	(781)	(457,476)
Unrealized loss on available for sale investments, net of tax	—	—	—	—	(80)	(80)	—	(80)
Reclassification adjustment for losses included in income, net of tax	—	—	—	—	80	80	—	80
Pension liablility adjustment, net of tax	—	—	—	—	20,623	20,623	—	20,623
Cumulative translation adjustment	—	—	—	—	3,801	3,801	(217)	3,584
Comprehensive loss						(432,271)	(998)	(433,269)
Issuance of stock through employee stock purchase plan and stock options	1,236	1	10,202	—	—	10,203	—	10,203
Stock compensation expense	—	—	4,588	—	—	4,588	—	4,588
Balance at December 31, 2008	183,035	183	1,496,976	(1,278,221)	18,201	237,139	6,024	243,163
Net income	—	—	—	155,980	—	155,980	303	156,283
Pension liablility adjustment, net of tax	—	—	—	—	(12,632)	(12,632)	—	(12,632)
Cumulative translation adjustment	—	—	—	—	(548)	(548)	165	(383)
Comprehensive income						142,800	468	143,268
Issuance of stock through stock options	136	—	693	—	—	693	—	693
Stock compensation expense	—	—	2,577	—	—	2,577	—	2,577
Balance at December 31, 2009	183,171	$183	$1,500,246	$(1,122,241)	$ 5,021	$ 383,209	$6,492	$ 389,701

The accompanying notes are an integral part of these statements.

AMKOR TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 156,283	$(457,476)	$ 222,240
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	305,510	309,920	283,267
Goodwill impairment	—	671,117	—
Amortization of deferred debt issuance costs and discounts	4,780	4,717	5,562
Provision for accounts receivable	(80)	265	(1,251)
Deferred income taxes	(30,599)	8,811	(7,532)
Equity in earnings of unconsolidated affiliate	(2,373)	—	—
(Gain) loss on debt retirement, net	(15,088)	(35,987)	6,876
Loss on disposal of fixed assets and gain on sale of specialty test operations, net	7,262	2,887	2,602
Stock-based compensation	2,577	4,588	3,946
Other, net	838	1,243	3,352
Changes in assets and liabilities:			
Accounts receivable	(68,912)	144,942	(9,073)
Other receivables	(4,338)	(9,070)	1,063
Inventories	(20,991)	16,696	15,516
Other current assets	5,173	6,155	17,042
Other assets	(1,214)	2,922	1,528
Trade accounts payable	96,854	(81,598)	9,282
Accrued expenses	(108,712)	92,115	18,083
Other non-current liabilities	(65,245)	(76,429)	30,927
Net cash provided by operating activities	261,725	605,818	603,430
Cash flows from investing activities:			
Purchases of property, plant and equipment	(173,496)	(386,239)	(236,240)
Proceeds from the sale of property, plant and equipment and specialty test operations	3,116	15,480	6,909
Investment in unconsolidated affiliate	(16,735)	—	—
Purchase of equipment leased to unconsolidated affiliate	(44,681)	—	—
Change in restricted cash	(2,898)	(2,242)	(168)
Proceeds from sale of securities	—	2,460	—
Other investing activities	(6,184)	(839)	(1,800)
Net cash used in investing activities	(240,878)	(371,380)	(231,299)
Cash flows from financing activities:			
Borrowings under revolving credit facilities	41,410	619	86,150
Payments under revolving credit facilities	(10,171)	(633)	(109,296)
Proceeds from issuance of short-term working capital facility	15,000	—	—
Proceeds from issuance of long-term debt	100,000	—	300,000
Proceeds from issuance of related party debt	150,000	—	—
Payments of long-term debt, net of redemption premiums and discounts	(338,104)	(233,814)	(518,913)
Payments for debt issuance costs	(8,479)	—	(3,441)
Proceeds from issuance of stock through stock compensation plans	693	10,203	37,050
Net cash used in financing activities	(49,651)	(223,625)	(208,450)
Effect of exchange rate fluctuations on cash and cash equivalents	(106)	3,433	1,695
Net (decrease) increase in cash and cash equivalents	(28,910)	14,246	165,376
Cash and cash equivalents, beginning of period	424,316	410,070	244,694
Cash and cash equivalents, end of period	$ 395,406	$ 424,316	$ 410,070
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 116,223	$ 121,297	$ 135,964
Income taxes	11,991	21,997	12,837
Noncash investing activities:			
Receivable for equipment leased to unconsolidated affiliate	44,681	—	—

The accompanying notes are an integral part of these statements.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Amkor is one of the world's leading subcontractors of semiconductor packaging (sometimes referred to as assembly) and test services. Amkor pioneered the outsourcing of semiconductor packaging and test services through a predecessor in 1968 and over the years we have built a leading position by:

- Designing and developing new package and test technologies;
- Offering a broad portfolio of packaging and test technologies and services;
- Cultivating long-standing relationships with our customers, which include many of the world's leading semiconductor companies and collaborating with original equipment manufacturers ("OEMs");
- Developing expertise in high-volume manufacturing processes; and
- Having a diversified operational scope, with production capabilities in China, Japan, Korea, the Philippines, Singapore, Taiwan and the United States ("U.S.").

Basis of Presentation

The Consolidated Financial Statements include the accounts of Amkor Technology, Inc. and our subsidiaries ("Amkor"). The Consolidated Financial Statements reflect the elimination of all significant inter-company accounts and transactions. Our investments in variable interest entities in which we are the primary beneficiary are consolidated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent events have been evaluated up to and including February 24, 2010, which is the date these consolidated financial statements were issued.

Consolidation of Variable Interest Entities

We have variable interests in certain Philippine realty corporations in which we have a 40% ownership and from whom we lease land and buildings in the Philippines, for which we are the primary beneficiary. As of December 31, 2009, the combined book value of the assets and the liabilities associated with these Philippine realty corporations included in our Consolidated Balance Sheet was $19.0 million and $0.5 million, respectively. The impact of consolidating these variable interest entities on our Consolidated Statements of Operations was not significant and other than our lease payments, we have not provided any significant assistance or other financial support to these variable interest entities for the years ended December 31, 2009, 2008 or 2007. The creditors of the Philippine realty corporations have no recourse to our general credit.

Foreign Currency Translation

The U.S. dollar is the functional currency of our subsidiaries in China, Korea, the Philippines, Singapore, and Taiwan, and the foreign currency asset and liability amounts at these subsidiaries are remeasured into U.S. dollars at end-of-period exchange rates, except for nonmonetary items which are remeasured at historical rates. Foreign currency income and expenses are remeasured at average exchange rates in effect during the period, except for expenses related to balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in other income (expense) in the period in which they occur.

Effective July 1, 2009, we changed the functional currency for our operations in Taiwan to the U.S. dollar primarily due to an increase in the mix of our U.S. dollar denominated sales. The change in functional currency is applied on a prospective basis. The U.S dollar-translated amounts of nonmonetary assets and liabilities at June 30, 2009 became the historical accounting basis for those assets and liabilities at July 1, 2009.

The local currency is the functional currency of our subsidiaries in Japan and was the functional currency of our subsidiaries in Taiwan prior to July 1, 2009. The asset and liability amounts of these subsidiaries are translated into U.S. dollars at end-of-period exchange rates. Income and expenses are translated into U.S. dollars at average exchange rates in effect during the period. The resulting asset and liability translation adjustments are reported as a component of accumulated other comprehensive income in the stockholders' equity section of the balance sheet. Assets and liabilities denominated in a currency other than the functional currency are remeasured into the functional currency prior to translation into U.S. dollars and the resulting exchange gains or losses are included in other income (expense) in the period in which they occur.

Concentrations and Credit Risk

Financial instruments, for which we are subject to credit risk, consist principally of accounts receivable and cash and cash equivalents. With respect to accounts receivable, we mitigate our credit risk by selling primarily to well established companies, performing ongoing credit evaluations and making frequent contact with customers. We have historically mitigated our credit risk with respect to cash and cash equivalents through diversification of our holdings into various high quality mutual funds and bank deposit accounts. At December 31, 2009, our cash and cash equivalents are invested in U.S. money market funds and various U.S. and foreign bank operating and time deposit accounts.

Risks and Uncertainties

Our future results of operations involve a number of risks and uncertainties. Factors that could affect our business or future results and cause actual results to vary materially from historical results include, but are not limited to, dependence on the highly cyclical nature of the semiconductor industry, fluctuations in operating results, high fixed costs, our failure to meet guidance, declines in average selling prices, decisions by our integrated device manufacturer customers to curtail outsourcing, our substantial indebtedness, our ability to fund liquidity needs, our ability to draw on our current loan facilities, our restrictive covenants contained in the agreements governing our indebtedness, significant severance plan obligations, failure to maintain an effective system of internal controls, product return and liability risks, the absence of significant backlog in our business, our dependence on international operations and sales, proposed changes to U.S. tax laws, our management information systems may prove inadequate, attracting and retaining qualified employees, difficulties consolidating and evolving our operational capabilities, our dependence on materials and equipment suppliers, loss of customers, our need for significant capital expenditures, impairment charges, litigation incident to our business, adverse tax consequences, rapid technological change, complexity of packaging and test processes, competition, our need to comply with existing and future environmental regulations, the enforcement of intellectual property rights by or against us, fire, flood or other calamity and continued control by existing stockholders.

We believe that our cash flow from operating activities together with existing cash and cash equivalents will be sufficient to fund our working capital, capital expenditure and debt service requirements for at least the next twelve months. Thereafter, our liquidity will continue to be affected by, among other things, volatility in the global economy and credit markets, the performance of our business, our capital expenditure levels and our ability to either repay debt out of operating cash flow or refinance debt at or prior to maturity with the proceeds of debt or equity offerings.

We are subject to certain legal proceedings, lawsuits and other claims, as discussed in Note 16. We assess the likelihood of any adverse judgment or outcome related to these matters, as well as potential ranges of probable losses. Our determination of the amount of reserves required, if any, for these contingencies is based on an analysis of each individual issue, often with the assistance of outside legal counsel. We record provisions in our Consolidated Financial Statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Our cash and cash equivalents consist of amounts invested in U.S. money market funds and various U.S. and foreign bank operating and time deposit accounts.

Restricted Cash

Restricted cash, current, consists of short-term cash equivalents used to collateralize our daily banking services and foreign trade compliance requirements. Restricted cash, non-current, consists of an amount in escrow related to an arbitration proceeding (see Note 16) and collateral for foreign tax obligations.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted moving average method or by standard costing, both of which approximate actual cost. Cost is based on normal capacity utilization, with costs arising from underutilization of capacity expensed when incurred. We reduce the carrying value of our inventories for the cost of inventory we estimate is excess and obsolete based on the age of our inventories and forecasted demand we receive from our customers. When a determination is made that the inventory will not be utilized in production or is not saleable, it is disposed of and written-off.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets which are as follows:

Buildings and improvements	10 to 25 years
Machinery and equipment	3 to 7 years
Software and computer equipment	3 to 5 years
Furniture, fixtures and other equipment	3 to 10 years
Land use rights	50 years

Cost and accumulated depreciation for property retired or disposed of are removed from the accounts and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense was $298.5 million, $299.8 million and $272.8 million for 2009, 2008 and 2007, respectively.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of a long-lived asset group to be held and used in operations is measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If such asset group is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the asset group exceeds its fair value. Long-lived assets to be disposed of are carried at the lower of cost or fair value less the costs of disposal.

Intangibles and Goodwill

Finite-lived intangible assets include customer relationship and supply agreements as well as patents and technology rights and are amortized on a straight-line basis over their estimated useful lives, generally for periods ranging from 5 to 10 years. We continually evaluate the reasonableness of the useful lives of these assets. Finite-lived intangibles are tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss, if any, would be measured as the excess of the carrying value over the fair value determined by discounted cash flows. Amortization of finite-lived assets was $7.0 million, $10.1 million and $10.4 million for 2009, 2008 and 2007, respectively.

We previously had goodwill which was fully impaired and written off in 2008. See Note 9 for more information.

Investments

On October 30, 2009, we acquired a 30% interest in an assembly and test services business in Japan, J-Devices Corporation ("J-Devices"). See Note 10 for additional information. Our investment is accounted for as an equity method investment. We evaluate the investment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. To the extent the book value of the investment exceeds its assessed fair value, we will record an appropriate impairment charge.

Other Non-current Assets

Other non-current assets consist principally of deferred income tax assets, financing lease receivables (see Note 10), deferred debt issuance costs, refundable security deposits and prepaid pension assets.

Other Non-current Liabilities

Other non-current liabilities consist primarily of customer advance payments, deferred revenue and liabilities associated with uncertain income tax positions. See Note 4 and Note 14 for more information.

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) consist of the following:

	December 31,	
	2009	2008
	(In thousands)	
Unrealized foreign currency translation gains	$12,001	$12,549
Unrecognized pension (costs) gains	(6,980)	5,652
Total accumulated other comprehensive income	$ 5,021	$18,201

The unrecognized pension costs are net of deferred income tax benefits of $0.8 million and $0.1 million at December 31, 2009 and 2008, respectively. No income taxes are provided on foreign currency translation gains as foreign earnings are considered permanently invested.

Fair Value Measurements

We apply fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis. We define fair value as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. See Note 15 for further discussion of fair value measurements.

Revenue Recognition

We recognize revenue from our packaging and test services when there is evidence of a fixed arrangement, delivery has occurred or services have been rendered, fees are fixed or determinable and collectibility is reasonably assured. Generally these criteria are met and revenue is recognized upon shipment. If the revenue recognition criteria are not met, we defer the revenue. Deferred revenue generally results from two types of transactions: customer advances and invoicing at interim points prior to shipment. Customer advances represent supply agreements with customers where we commit capacity in exchange for customer prepayment of services. These prepayments are deferred and recorded as customer advances within accrued expenses and other non-current liabilities. Deferred revenue also relates to contractual invoicing at interim points prior to the shipment of the finished product. The invoicing that is completed in advance of our revenue recognition criteria being met is recorded as deferred revenue.

We do not take ownership of customer supplied semiconductor wafers. Title and risk of loss remains with the customer for these materials at all times. Accordingly, the cost of the customer supplied materials is not included in the Consolidated Financial Statements.

An allowance for sales credits is recorded as a reduction to sales and accounts receivable during the period of sale such that accounts receivable is reported at its estimated net realizable value. The allowance for sales credits is an estimate of the future credits we will issue for billing adjustments primarily for invoicing corrections and miscellaneous customer claims and is estimated based upon recent credit issuance, historical experience, as well as specific identification of known or expected sales credits at the end of the reporting period. Additionally, provisions are made for doubtful accounts when there is doubt as to the collectibility of accounts receivable. The allowance for doubtful accounts is recorded as bad debt expense and is classified as selling, general and administrative expense. The allowance for doubtful accounts is based upon specification of doubtful accounts considering the age of the receivable balance, the customer's historical payment history and current credit worthiness as well as specific identification of any known or expected collectability issues.

Shipping and Handling Fees and Costs

Amounts billed to customers for shipping and handling are presented in net sales. Costs incurred for shipping and handling are included in cost of sales.

Research and Development Costs

Research and development expenses include costs attributable to the conduct of research and development programs primarily related to the development of new package designs and improving the efficiency and capabilities of our existing production processes. Such costs include salaries, payroll taxes, employee benefit costs, materials, supplies, depreciation and maintenance of research equipment, services provided by outside contractors and the allocable portions of facility costs such as rent, utilities, insurance, repairs and maintenance, depreciation and general support services. All costs associated with research and development are expensed as incurred.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as net operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized.

In determining the amount of the valuation allowance, we consider all available evidence of realization, as well as feasible tax planning strategies, in each taxing jurisdiction. If all or a portion of the remaining deferred tax assets will not be realized, the valuation allowance will be increased with a charge to income tax expense. Conversely, if we will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released to income as a credit to income tax expense. We monitor on an ongoing basis our ability to utilize our deferred tax assets and the continuing need for a related valuation allowance.

We recognize in our Consolidated Financial Statements the impact of an income tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. See Note 4 for more information regarding unrecognized income tax benefits.

2. New Accounting Standards

Recently Adopted Standards

In August 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-05, *Measuring Liabilities at Fair Value* ("ASU 2009-05"), which amends Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements*. ASU 2009-05 clarifies the application of certain valuation techniques in circumstances when a quoted price in an active market for the identical liability is not available and clarifies that when estimating the fair value of a liability, the fair value is not adjusted to reflect the impact of contractual restrictions that prevent its transfer. The guidance provided in this ASU became effective for us beginning October 1, 2009. The adoption of ASU 2009-05 did not have a material impact on our financial statements.

In July 2009, the FASB issued ASU 2009-01, *Generally Accepted Accounting Principles* ("ASU 2009-01"). The issued guidance establishes the ASC as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") and its staff are not included in the ASC but will continue to apply to SEC registrants. The guidance, which is now codified as ASC Topic 105, *Generally Accepted Accounting Principles*, became effective for financial statements issued for interim and annual periods ending after September 15, 2009. Our adoption of ASU 2009-01 did not have any impact on our financial position, results of operations or cash flows.

In May 2009, the FASB issued authoritative guidance establishing general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance has been codified as ASC Topic 855, *Subsequent Events*, and became effective for interim or annual periods ending after June 15, 2009 on a prospective basis.

In April 2009, the FASB issued additional authoritative guidance related to fair value measurements, fair value disclosures and other-than-temporary impairments, which is now codified as ASC Topic 320, *Investments,* ASC Topic 820, *Fair Value Measurements and Disclosures,* and ASC Topic 825, *Financial Instruments*. This guidance provides additional direction on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased, and includes information on identifying circumstances that indicate a transaction is not orderly. In addition, the guidance clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired, and improves the presentation of other-than-temporary impairments in the financial statements. Finally, it amends existing disclosure requirements to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. This guidance became effective for periods ending after June 15, 2009 with early adoption permitted. We elected to early adopt this guidance for our March 31, 2009 interim financial statements; the adoption did not have any impact on our consolidated financial statements.

In December 2008, the FASB issued amended disclosure requirements for postretirement benefit plan assets, which has been codified as ASC Topic 715, Compensation — Retirement Benefits ("ASC Topic 715"). ASC Topic 715 amends the required disclosures regarding plan assets in an employer's defined benefit pension or other postretirement plan, including investment allocation decisions, inputs and valuation techniques used to measure the fair value of plan assets and significant concentrations of risks within plan assets. The disclosure requirements became effective for fiscal years ending after December 15, 2009. The adoption of ASC Topic 715 required additional disclosures in the financial statements related to the assets of our foreign defined benefit pension plans but did not impact our financial results. See Note 13 for additional information.

In May 2008, the FASB issued authoritative guidance related to certain convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative. This guidance has been codified principally in ASC Topic 470, *Debt*. Issuers of convertible debt instruments subject to the provisions of this guidance are required to separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This guidance became effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Our convertible debt instruments do not contain the features of the instruments covered by this guidance; accordingly, our adoption of this guidance on January 1, 2009, did not have an impact on our financial statements.

In April 2008, the FASB issued guidance on the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset, which has been codified in ASC Topic 350, *Intangibles — Goodwill and Other*. The guidance also requires expanded disclosures related to the determination of intangible asset useful lives. This guidance applies prospectively to intangible assets acquired and/or recognized on or after January 1, 2009. Our adoption of this guidance on January 1, 2009, did not have an impact on our financial statements.

In December 2007, the FASB issued amended disclosure requirements for noncontrolling interests in consolidated financial statements, which has been codified as ASC Topic 810, *Consolidation* ("ASC Topic 810"). ASC Topic 810 requires that (1) noncontrolling (minority) interests be reported as a component of stockholders' equity, (2) net income attributable to the parent and to the noncontrolling interest be separately identified in the consolidated statement of operations, (3) changes in a parent's ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (4) any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value and (5) sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. ASC Topic 810 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We adopted the provisions of ASC Topic 810 on January 1, 2009 and, as required, we have adjusted prior periods for comparative purposes. Minority interests reported in our December 31, 2008 Consolidated Balance Sheet were retrospectively adjusted to comply with ASC Topic 810 and are reported as a component of equity identified as noncontrolling interests. The caption "Net income (loss)" in our Consolidated Statements of Operations represents the consolidated operating results for Amkor including noncontrolling interests. In addition, earnings or losses attributable to the noncontrolling interests are separately disclosed on the face of the Consolidated Statements of Operations for all periods presented in the manner prescribed by ASC Topic 810. See the Consolidated Statement of Stockholders' Equity and Comprehensive Income (Loss) for disclosure of the changes in equity and comprehensive (loss) income attributable to Amkor and our noncontrolling interests.

In December 2007, the FASB issued guidance on accounting for business combinations, which has been codified as ASC Topic 805, *Business Combinations*. Under this guidance, an acquiring entity is required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. It further changes the accounting treatment for certain specific acquisition related items including: (1) expensing acquisition related costs as incurred; (2) valuing noncontrolling interests at fair value at the acquisition date of a controlling interest; and (3) expensing restructuring costs associated with an acquired business. Additionally, it includes a substantial number of new disclosure requirements. This guidance will be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

In September 2006 and February 2008, the FASB issued guidance on fair value measurements which has been codified as ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC Topic 820"). ASC Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. This guidance was effective for financial assets and liabilities in fiscal years beginning after November 15, 2007, and for non-financial assets and liabilities in fiscal years beginning after November 15, 2008, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of this guidance on January 1, 2008 with respect to financial assets and liabilities measured at fair value did not have a material impact on our financial statements. The adoption of this guidance on January 1, 2009 with respect to non-financial assets and liabilities measured or disclosed at fair value on a non-recurring basis, did not have an adoption date impact on our consolidated financial statements and applies to measurements of fair value of non-financial assets and liabilities when a fair value measurement is required. See Note 15 for additional information and disclosure for fair value measurements.

Recently Issued Standards

In December 2009, the FASB issued ASU 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* ("ASU 2009-17"). This ASU codified consolidation guidance previously issued in June 2009 which applies to variable interest entities and will affect the overall consolidation analysis under FASB Interpretation No. 46(R). This standard is effective for fiscal years beginning after November 15, 2009. We do not expect ASU 2009-17 to have a material impact on our financial statements upon adoption.

In December 2009, the FASB issued ASU 2009-16, *Accounting for Transfers of Financial Assets* ("ASU 2009-16"). This ASU codified guidance previously issued in June 2009 which amends existing derecognition guidance, eliminates the exemption from consolidation for qualifying special-purpose entities, and requires additional disclosures about a transferor's continuing involvement in transferred financial assets. This standard is effective for fiscal years beginning after November 15, 2009, and applies to financial asset transfers occurring on or after the effective date. We do not expect ASU 2009-16 to have a material impact on our financial statements upon adoption.

3. Stock Compensation Plans

Beginning in 2006, all of our share-based compensation, including grants of employee stock options, is measured at fair value and expensed over the service period (generally the vesting period). For all grants, the amount of compensation expense to be recognized is adjusted for an estimated forfeiture rate which is based on historical data.

The following table presents stock-based compensation expense included in the Consolidated Statements of Operations:

	For the Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Cost of sales	$ 81	$ 823	$1,343
Selling, general, and administrative	2,097	3,087	2,603
Research and development	399	678	—
Stock-based compensation expense	$2,577	$4,588	$3,946

Equity Incentive Plans

Stock options are generally granted with an exercise price equal to the market price of the stock at the date of grant. Substantially all of the options granted are exercisable pursuant to a two to five year vesting schedule and the term of the options granted is no longer than ten years.

2007 Equity Incentive Plan. On August 6, 2007, our shareholders approved the 2007 Equity Incentive Plan, (the "2007 Plan") that provides for the grant of the following types of incentive awards: (i) stock options, (ii) restricted stock, (iii) restricted stock units, (iv) stock appreciation rights, (v) performance units and performance shares and (vi) other stock or cash awards. Those eligible for awards include employees, directors and consultants who provide services to Amkor and its subsidiaries. The effective date of this plan was January 1, 2008, and there were originally 17,000,000 shares of our common stock reserved for issuance under the 2007 Equity Incentive Plan.

2003 Nonstatutory Inducement Grant Stock Plan. On September 9, 2003, we initiated the 2003 Nonstatutory Inducement Grant Stock Plan (the "2003 Plan"). The 2003 Plan generally provides for the grant to employees, directors and consultants of stock options and stock purchase rights and is generally used as an inducement benefit for the purpose of retaining new employees. There is a provision for an annual replenishment to bring the number of shares of common stock reserved for issuance under the plan up to 300,000 as of each January 1.

1998 Director Option Plan. The Director Plan terminated in January 2008. The options granted under the Director Plan were automatic and non-discretionary. Each option granted to a non-employee director vests over a three year period.

1998 Stock Plan. The 1998 Stock Plan terminated in January 2008. The 1998 Stock Plan generally provided for grants to employees, directors and consultants of stock options and stock purchase rights. The options granted vest over a two to five year period.

A summary of the stock option plans, the respective plan termination dates and shares available for grant as of December 31, 2009 is shown below.

Stock Option Plans	2007 Equity Incentive Plan	2003 Inducement Plan
Contractual life (years)	10	10
Plan termination date	Board of Directors Discretion	Board of Directors Discretion
Shares available for grant at December 31, 2009 (in thousands)	16,355	436

In order to calculate the fair value of stock options at the date of grant, we use the Black-Scholes option pricing model. Expected volatilities are based on historical performance of our stock. We also use historical data to estimate the timing and amount of option exercises and forfeitures within the valuation model. The expected term of the options is based on evaluations of historical and expected future employee exercise behavior and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following assumptions were used to calculate weighted average fair values of the options granted:

	For the Year Ended December 31,		
	2009	2008	2007
Expected life (in years)	5.9	6.0	6.3
Risk-free interest rate	2.3%	3.3%	4.1%
Volatility	76%	77%	80%
Dividend yield	—	—	—
Weighted average grant date fair value per option granted	$2.70	$7.85	$6.46

The following is a summary of all option activity for the year ended December 31, 2009:

	Number of Shares (In thousands)	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding at December 31, 2008	9,282	$10.39		
Granted	120	4.07		
Exercised	(136)	5.12		
Forfeited or expired	(964)	10.68		
Outstanding at December 31, 2009	8,302	10.35	4.2	$3,222
Exercisable at December 31, 2009	7,243	10.51	3.6	$2,850
Fully vested and expected to vest at December 31, 2009	8,191	10.37	4.1	$3,188

The intrinsic value of options exercised for the years ended December 31, 2009, 2008 and 2007 was $0.2 million, $4.1 million and $12.2 million, respectively.

Total unrecognized compensation expense from stock options, excluding any forfeiture estimate, was $5.9 million as of December 31, 2009, which is expected to be recognized over a weighted-average period of 2.4 years beginning January 1, 2010.

For the years ended December 31, 2009, 2008 and 2007, cash received under all share-based payment arrangements was $0.7 million, $10.2 million and $37.1 million, respectively. There was no tax benefit realized. The related cash receipts are included in financing activities in the accompanying Consolidated Statements of Cash Flows.

Restricted stock shares

In February 2010, we granted 472,000 restricted stock shares to employees under the 2007 Equity Incentive Plan. The restricted stock shares vest over a 4 year period. The valuation of restricted stock shares is determined based on the fair market value of the underlying shares on the date of grant.

4. Income Taxes

Geographic sources of income (loss) before income taxes are as follows:

	For the Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
United States	$(45,512)	$ (19,141)	$ (4,728)
Foreign	172,035	(406,547)	239,565
Total income (loss) before income taxes	$126,523	$(425,688)	$234,837

The provision for income taxes includes federal, state and foreign taxes currently payable and those deferred because of temporary differences between the financial statement and the tax bases of assets and liabilities.

The components of the (benefit) provision for income taxes are as follows:

	For the Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Current			
Federal	$ (1,882)	$ 272	$ (63)
State	316	—	—
Foreign	2,405	22,705	20,192
	839	22,977	20,129
Deferred			
Federal	2,286	—	—
State	119	—	—
Foreign	(33,004)	8,811	(7,532)
	(30,599)	8,811	(7,532)
Total (benefit) provision	$(29,760)	$31,788	$12,597

The reconciliation between the U.S. federal statutory income tax rate of 35% and our income tax (benefit) provision is as follows:

	For the Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
U.S. federal tax at 35%	$ 44,257	$(148,951)	$ 82,176
State taxes, net of federal benefit	884	843	(1,007)
Foreign (loss) income taxed at different rates	(56,301)	10,503	(59,188)
Foreign exchange (gain) loss	4,926	(54,238)	(3,898)
Goodwill impairment	—	231,185	—
Expiration of capital loss carryforward	22,714	34,518	51,227
Change in valuation allowance	(53,722)	(29,165)	(29,123)
Adjustments related to prior years	12,198	(12,555)	(20,689)
Income tax credits generated	(9,377)	(3,312)	(6,537)
Repatriation of foreign earnings and profits	4,846	—	—
Other permanent differences	(185)	2,960	(364)
Total	$(29,760)	$ 31,788	$ 12,597

In 2008, we recorded a $671.1 million goodwill impairment charge which did not have a significant income tax benefit.

The following is a summary of the components of our deferred tax assets and liabilities:

	December 31,	
	2009	2008
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 154,351	$ 150,335
Capital loss carryforwards	18,221	40,934
Income tax credits	24,582	14,337
Property, plant and equipment	18,253	18,600
Accrued liabilities	24,502	23,355
Unrealized foreign exchange loss	8,355	14,110
Other	22,530	20,833
Total deferred tax assets	270,794	282,504
Valuation allowance	(208,925)	(261,613)
Total deferred tax assets net of valuation allowance	61,869	20,891
Deferred tax liabilities:		
Property, plant and equipment	4,484	5,210
Deferred gain	6,941	—
Other	5,642	3,005
Total deferred tax liabilities	17,067	8,215
Net deferred tax assets	$ 44,802	$ 12,676

At December 31, 2009 and 2008, current deferred tax assets of $9.7 million and $6.4 million, respectively, are included in other current assets, and non-current deferred tax assets of $41.8 million and $8.3 million, respectively, are included in other assets in the Consolidated Balance Sheet. In addition, at December 31, 2009 and 2008, current deferred tax liabilities of $6.1 million and $0.3 million, respectively, are included in other current liabilities and non-current deferred tax liabilities of $0.6 million and $1.7 million, respectively, are included in other non-current liabilities in the Consolidated Balance Sheets.

In 2009, the valuation allowance on our deferred tax assets decreased by $52.7 million primarily as a result of a $25.6 million decrease associated with the release of a valuation allowance on net deferred tax assets of our subsidiary in Korea and a $22.7 million decrease associated with the expiration of U.S. capital loss carryforwards.

The release of the valuation allowance at our subsidiary in Korea in the third quarter of 2009 was primarily the result of the sustained profitability of our operations in Korea through the most recent economic downturn which provided sufficient positive evidence it was more likely than not the deferred tax assets would be realized in the future. In Korea, we have tax holidays which begin to phase-out in 2011. We have deductible temporary differences, primarily related to accruals for our severance plan in Korea and depreciation differences, which we expect to reverse in periods beyond 2010 where we do not have a 100% tax exemption. Partially offsetting these deferred tax assets are taxable temporary differences which will also reverse in future periods. The positive evidence considered in the decision to release the valuation allowance included: (i) the taxable income reported by our Korean subsidiary in 2008 and for the first nine months of 2009 during a period of global economic weakness; (ii) the cumulative profitability of our Korean subsidiary since 2002 through two economic downturns in the semiconductor industry; and (iii) the absence of any plans or trends in our business which would suggest the demonstrated history of profitability would not continue into the future. The negative evidence considered included the worldwide economic climate and related decline in operating results of the subsidiary in the three months ended December 31, 2008 and the three months ended March 31, 2009.

In 2008, the valuation allowance on our deferred tax assets decreased by $29.4 million primarily as a result of a $34.5 million decrease associated with the expiration of U.S. capital loss carryforwards, partially offset by an increase of $8.3 million for a valuation allowance established against certain Japanese deferred tax assets.

In 2007, the valuation allowance on our deferred tax assets decreased by $37.0 million primarily as a result of a $51.2 million decrease associated with the expiration of U.S. capital loss carryforwards and a $17.8 million decrease associated with the use of all remaining net operating loss carryforwards and the release of the valuation allowance on all deferred tax assets at our largest subsidiary in Taiwan because of sustained profitability. In addition, deferred tax assets of $7.6 million and a related valuation allowance of the same amount were reduced in 2007 in connection with the adoption of a standard on accounting for uncertainty in income taxes. These decreases in our valuation allowance in 2007 were partially offset by an increase of $32.9 million on deferred tax assets recorded in 2007 in certain foreign jurisdictions that we forecasted would become tax deductions beyond our tax holiday periods. We provided a full valuation allowance on these deferred tax assets primarily because we did not have sufficient positive evidence that it was more likely than not we would realize these tax benefits.

At December 31, 2008, the valuation allowance included approximately $21.4 million relating to the tax benefits of pre-acquisition net operating losses and credits. In 2008, we reduced goodwill by approximately $1.7 million due to the utilization of pre-acquisition net operating losses in a Taiwan subsidiary. After December 31, 2008, the reduction in valuation allowance as a result of any additional realization of pre-acquisition net operating losses and credits reduced income tax expense in accordance with the adoption of the accounting standard on business combinations.

At December 31, 2009, the valuation allowance included amounts relating to tax benefits of tax deductions associated with employee stock options. If these benefits are subsequently realized, they will be recorded to contributed capital in the amount of $7.0 million. As a result of net operating loss carryforwards, we were not able to recognize the excess tax benefits of stock option deductions in 2009 because the deductions did not reduce income tax payable.

As a result of certain capital investments, export commitments and employment levels, income from operations in Korea, the Philippines, China, Singapore and Taiwan is subject to reduced tax rates, and in some cases is exempt from income taxes. In Korea, we have tax holidays resulting from our investment in the Kwangju, Seoul and Pupyong facilities. The Kwangju tax holiday provides a 100% tax exemption through 2010, followed by a 50% exemption through 2013. The Seoul and Pupyong tax holiday provides a 100% tax exemption through 2011, followed by a 50% exemption through 2014. After the holidays expire we will be subject to the Korean statutory rate which is currently 24% for 2010 and 2011 and 22% after 2011. In the Philippines, we operate in economic zones and benefit from tax holidays on qualified products as a result of certain capital investments we have made. For 2005 through 2009, qualifying Philippine operations benefited from a full tax holiday, expiring at various times through 2013, while the remaining operations benefited from a perpetual reduced tax rate of 5%. As a result of our 2001 investment in China, we expect to benefit from a 100% tax holiday for two years and then a 50% tax holiday for an additional three years. The tax holiday in China commenced on January 1, 2008. In October 2006, we were granted a ten year pioneer incentive award in Singapore. The 100% tax holiday on Singapore operations commenced on January 1, 2007. We were granted a five year tax holiday on certain product lines in Taiwan beginning January 1, 2007 and an additional tax holiday on certain product lines beginning January 1, 2010. As a result of the net operating losses incurred by certain of our foreign subsidiaries subject to tax holidays, we did not realize any benefits relating to such tax holidays in 2009, 2008 or 2007 in China, Korea and Singapore. In 2009, 2008 and 2007, our Philippines operations recognized $3.4 million, $2.6 million and $0.4 million, respectively, in tax benefits and our Taiwan operations recognized less than $0.1, $0.2 million and $0.6 million, respectively, in tax benefits as a result of the tax holiday on certain qualifying operations.

At December 31, 2009, we have U.S. and state net operating losses available to be carried forward totaling $365.5 million and $258.7 million, respectively, expiring in varying amounts through 2029. Additionally, as of December 31, 2009, certain of our foreign operations have $53.1 million of net operating losses available for carryforward expiring in varying amounts through 2017. The deferred tax assets associated with $41.3 million of the foreign losses have been reserved with a valuation allowance. We also have U.S. capital loss carryforwards of $45.6 million which will expire in 2013. U.S. capital loss carryforwards of $56.8 million and $84.6 million expired as of December 31, 2009 and 2008, respectively. The deferred tax assets associated with our U.S. and state net operating losses and capital losses available for carryforward have been fully reserved with a valuation allowance at December 31, 2009 and 2008. Also, our ability to utilize our U.S. net operating and capital loss carryforwards may be limited in the future if we experience an ownership change as defined by the Internal Revenue Code.

At December 31, 2009, we have various tax credits available to be carried forward including U.S foreign income tax credits totaling $8.1 million, expiring in 2016, Taiwanese income tax credits totaling $7.6 million expiring in varying amounts through 2014 and Korean income tax credits totaling $6.4 million expiring in varying amounts through 2014. The deferred tax assets associated with the U.S. foreign income tax credits and $5.4 million of the Taiwanese income tax credits have been reserved with a valuation allowance. Income tax credits generated by certain of our foreign subsidiaries in 2009, 2008, and 2007 have been recognized in our income tax provision (benefit).

Income taxes have not been provided on substantially all of the undistributed earnings of our foreign subsidiaries (approximately $313.3 million at December 31, 2009) over which we have sufficient influence to control the distribution of such earnings and have determined that substantially all such earnings have been reinvested indefinitely. These earnings could become subject to either or both federal income tax and foreign withholding tax if they are remitted as dividends, if foreign earnings are loaned to any of our domestic subsidiaries, or if we sell our investment in such subsidiaries. We estimate that repatriation of these foreign earnings would generate additional foreign withholding taxes of approximately $46.7 million. There would not be a substantial U.S. federal income tax upon repatriation since our U.S. net operating losses currently exceed the amount of undistributed foreign earnings. We estimate that repatriation of these foreign earnings would generate up to approximately $1.8 million of alternative minimum tax not offset by foreign tax credits.

In 2009, we provided U.S. income tax on approximately $13.8 million of foreign earnings from two subsidiaries where we made the decision to not reinvest indefinitely based on changed facts and circumstances. The U.S. income tax of $4.8 million on these foreign dividends was fully offset by the benefit of our U.S. net operating losses.

We operate in and file income tax returns in various U.S. and foreign jurisdictions which are subject to examination by tax authorities. In 2009, the tax authorities in Korea examined income tax returns of our subsidiary covering the periods from 2004 to 2008. The examination did not result in significant income tax payments. We remain subject to examination for years after 2005 in the U.S. (Federal), Japan and the Philippines, and for years after 2003 in China, Singapore, and Taiwan. Our tax returns for open years in all jurisdictions are subject to changes upon examination.

A reconciliation of the beginning and ending gross amount of unrecognized tax benefits is as follows:

	For the Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Balance at January 1	$ 20,920	$17,663	$11,809
Additions based on tax positions related to the current year	1,332	5,341	5,846
Additions for tax positions of prior years	1,243	1,673	339
Reductions for tax positions of prior years	(17,456)	(3,341)	(19)
Reductions related to settlements with tax authorities	(281)	—	(312)
Reductions from lapse of statutes of limitations	(667)	(416)	—
Balance at December 31	$ 5,091	$20,920	$17,663

Approximately $4.5 million of the $17.5 million of reductions for tax positions of prior years reduced our income tax expense in 2009. The remaining $13.0 million represents a change in deferred tax assets which were subject to a full valuation allowance and therefore did not impact income tax expense. At December 31, 2009, substantially all of our gross unrecognized tax benefits would reduce our effective tax rate, if recognized.

The liability related to our unrecognized tax benefits is $4.8 million as of December 31, 2009 and is reported as a component of other non-current liabilities. The unrecognized tax benefits in the table above include the reduction of deferred tax assets, which are not included in the liability reported as a component of other non-current liabilities.

It is reasonably possible that the total amount of unrecognized tax benefits will decrease by up to $2.8 million within 12 months due to the expiration of statutes of limitations related to revenue attribution and eligibility for certain tax incentives.

We have recognized less than $0.1 million of interest and penalties in the Consolidated Statement of Operations for the year ended December 31, 2009 in connection with our unrecognized tax benefits. Interest and penalties are classified as income taxes in the financial statements. The total amount of interest and penalties included in other non-current liabilities in connection with our unrecognized tax benefits is $0.4 million as of December 31, 2009.

Our unrecognized tax benefits are subject to change as examinations of specific tax years are completed in the respective jurisdictions. We believe that any taxes, or related interest and penalties, over the amounts accrued, will not have a material effect on our financial condition, results of operations or cash flows, nor do we expect that examinations to be completed in the near term would have a material favorable impact. However, tax return examinations involve uncertainties and there can be no assurances that the outcome of examinations will be favorable.

5. Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted EPS adjusts net income and the outstanding shares for the dilutive effect of stock options and convertible debt. The basic and diluted EPS amounts are the same for the year ended December 31, 2008 as a result of the potentially dilutive securities being antidilutive due to a net loss. The following table summarizes the computation of basic and diluted EPS:

	For the Year Ended December 31,		
	2009	2008	2007
	(In thousands, except per share data)		
Net income (loss) — basic	$155,980	$(456,695)	$219,864
Adjustment for dilutive securities on net income:			
Interest on 2.5% convertible notes due 2011, net of tax	2,084	—	5,357
Interest on 6.25% convertible notes due 2013, net of tax	6,370	—	6,310
Interest on 6.0% convertible notes due 2014, net of tax	12,086	—	
Net income (loss) — diluted	$176,520	$(456,695)	$231,531
Weighted average shares outstanding — basic	183,067	182,734	180,597
Effect of dilutive securities:			
Stock options	61	—	1,796
2.5% convertible notes due 2011	4,530	—	13,023
6.25% convertible notes due 2013	13,351	—	13,351
6.0% convertible notes due 2014	62,370	—	—
Weighted average shares outstanding — diluted	263,379	182,734	208,767
Net income (loss) per common share:			
Basic	$ 0.85	$ (2.50)	$ 1.22
Diluted	0.67	(2.50)	1.11

The following table summarizes the potential shares of common stock that were excluded from diluted EPS, because the effect of including these potential shares was antidilutive:

	For the Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Stock options	7,982	9,281	5,092
6.25% convertible notes due 2013	—	13,351	—
2.5% convertible notes due 2011	—	12,238	—
5.0% convertible notes due 2007	—	—	504
Total potentially dilutive shares	7,982	34,870	5,596
Stock options excluded from diluted EPS because the exercise price was greater than the average market price of the common shares	7,982	7,230	5,092

6. Accounts Receivable, Trade

Accounts receivable, trade consist of the following:

	December 31, 2009	December 31, 2008
	(In thousands)	
Accounts receivable	$331,590	$264,745
Allowance for sales credits	(2,877)	(4,281)
Allowance for doubtful accounts	(461)	(834)
Total accounts receivable trade, net of allowances	$328,252	$259,630

7. Inventories

Inventories consist of the following:

	December 31, 2009	December 31, 2008
	(In thousands)	
Raw materials and purchased components	$119,393	$110,713
Work-in-process	35,792	23,332
Total inventories	$155,185	$134,045

8. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31, 2009	December 31, 2008
	(In thousands)	
Land	$ 106,395	$ 104,887
Land use rights	19,945	19,945
Buildings and improvements	832,782	828,108
Machinery and equipment	2,382,220	2,384,342
Software and computer equipment	151,208	150,349
Furniture, fixtures and other equipment	27,030	28,385
Construction in progress	57,775	29,503
	3,577,355	3,545,519
Less accumulated depreciation and amortization	(2,212,725)	(2,071,756)
Total property, plant and equipment, net	$ 1,364,630	$ 1,473,763

The following table reconciles our activity related to property, plant and equipment purchases as presented on the Consolidated Statement of Cash Flows to property, plant and equipment additions reflected on the Consolidated Balance Sheets:

	For the Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Property, plant and equipment additions	$197,742	$341,734	$293,876
Net change in related accounts payable and deposits	(24,246)	44,505	(57,636)
Purchases of property, plant and equipment	$173,496	$386,239	$236,240

9. Goodwill and Other Intangible Assets

The change in the carrying value of goodwill, all of which relates to our packaging services segment, is as follows:

	(In thousands)
Balance as of December 31, 2007	$ 673,385
Pre-acquistion tax benefit adjustment	(1,700)
Translation adjustments	(568)
Impairment	(671,117)
Balance as of December 31, 2008	$ —
Balance as of December 31, 2009	$ —

At December 31, 2008, we recorded a goodwill impairment of $671.1 million. We completed our annual impairment analysis during the second quarter of 2008 and determined that no impairment existed as of the date of that analysis. Based upon a combination of factors, including a significant and sustained decline in our market capitalization below our carrying value of net assets and the deteriorating macro-economic environment, we concluded that sufficient indicators existed to require us to perform an interim goodwill impairment analysis at December 31, 2008. Accordingly, we performed an interim first step of our goodwill impairment test using a discounted cash flow model and determined that the carrying value of the packaging reporting unit exceeded its fair value, indicating goodwill impairment existed.

We then performed a second step of the impairment assessment to determine the implied fair value of goodwill. The result of our valuation indicated that there was no remaining implied value attributable to goodwill in our packaging segment and accordingly, we expensed all $671.1 million of the remaining goodwill as of December 31, 2008.

Intangibles as of December 31, 2009 consist of the following:

	Gross	Accumulated Amortization	Net
		(In thousands)	
Patents and technology rights	$53,059	$(48,214)	$4,845
Supply agreements	14,483	(9,353)	5,130
Total intangibles	$67,542	$(57,567)	$9,975

Intangibles as of December 31, 2008 consist of the following:

	Gross	Accumulated Amortization	Net
		(In thousands)	
Patents and technology rights	$76,246	$(67,304)	$ 8,942
Supply agreements	8,858	(6,254)	2,604
Total intangibles	$85,104	$(73,558)	$11,546

Amortization of identifiable intangible assets was $7.0 million, $10.1 million and $10.4 million in 2009, 2008 and 2007, respectively. Based on the amortizing assets recognized in our balance sheet at December 31, 2009, amortization for each of the next five years is estimated as follows:

	(In thousands)
2010	$4,453
2011	2,835
2012	1,057
2013	754
2014	526
Thereafter	350
Total amortization	$9,975

10. Investments

Investments consist of the following:

	December 31,			
	2009		2008	
	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
	(In thousands, except ownership percentages)			
Investment in unconsolidated affiliate	$19,108	30.0%	$ —	0.0%
Total investments	$19,108		$ —	

J-Devices Corporation

On October 30, 2009, Amkor and Toshiba Corporation ("Toshiba") invested in Nakaya Microdevices Corporation ("NMD") and formed a joint venture to provide semiconductor assembly and final testing services in Japan. As a result of the transaction, NMD is now owned 60% by the existing shareholders of NMD, 30% by Amkor and 10% by Toshiba and has changed its name to J-Devices.

J-Devices purchased an assembly and test business from Toshiba. J-Devices has also entered into various other agreements with Toshiba including a supply agreement, license agreement, support services agreements and employee secondment agreements.

We invested 1.5 billion Japanese yen (approximately $16.7 million) for our 30% equity interest and call options to acquire additional equity interest. The call options were valued at $1.7 million, and, at our discretion, permit us to subscribe to new or existing J-Devices' shares until our maximum ownership ratio is 60%, 66% and 80% beginning in 2012, 2014 and 2015, respectively. In 2014 and beyond, Toshiba has at its discretion, a put option which allows Toshiba to sell shares to us if we have exercised any of our call options. The exercise price for all options is determined using a contractual pricing formula based primarily upon the financial position of J-Devices at the time of exercise.

J-Devices is a separate business and is not integrated with our existing Japan-based businesses. We account for our investment in J-Devices using the equity method of accounting. J-Devices is a variable interest entity, but we are not the primary beneficiary as of December 31, 2009.

Under the equity method of accounting, we recognize our 30% share of J-Devices' net income or loss during each accounting period. J-Devices' financial information is converted to U.S. GAAP and translated into U.S. dollars using the Japanese yen as the functional currency. In addition to our proportionate share of J-Devices' income or loss, we record equity method adjustments for the amortization of a $2.3 million difference as our carrying value exceeded our equity in the net assets of J-Devices at the date of investment and other adjustments required by the equity method. As of December 31, 2009, our cumulative equity earnings in J-Devices was $2.4 million which is net of J-Devices' income taxes in Japan.

In conjunction with entering into the joint venture, one of our existing subsidiaries in Japan purchased assembly and test equipment from Toshiba for 4.0 billion Japanese yen (approximately $44.7 million) and leased the equipment to J-Devices under an agreement which is accounted for as a direct financing lease. The equipment lease expires over the next 36 months. The total minimum lease payments to be received are 3.2 billion Japanese yen (approximately $35.9 million). The unearned interest income is 209 million Japanese yen (approximately $2.3 million). The future minimum lease payments to be received are 1.2 billion Japanese yen (approximately $13.9 million), 1.1 billion Japanese yen (approximately $12.0 million), and 0.9 billion Japanese yen (approximately $10.0 million) in 2010, 2011 and 2012, respectively. At the end of the primary lease term, J-Devices has an option to purchase the equipment for 1.0 billion Japanese yen (approximately $11.1 million). For the two months ended December 31, 2009, we recognized $0.2 million in interest income. Our current lease receivable of $13.6 million is reported within other accounts receivable and our non-current lease receivable of $32.2 million is reported within other assets, on our consolidated balance sheet at December 31, 2009.

In 2009, the FASB issued new accounting guidance regarding consolidation of variable interest entities which is effective for us on January 1, 2010. In 2010, we expect to continue to account for our investment in J-Devices using the equity method under the new accounting guidance.

Dongbu Hitek Co., Ltd

We sold our entire investment in marketable securities of Dongbu Hitek Co., Ltd. (ownership of less than 1% at December 31, 2007) in April 2008 for $2.5 million in cash. Upon sale we recognized a charge of $0.5 million, which is included in other (income) expense, net.

11. Accrued Expenses

Accrued expenses consist of the following:

	December 31,	
	2009	2008
	(In thousands)	
Customer advances and deferred revenue	$ 49,136	$ 28,672
Payroll and benefits	42,228	70,897
Accrued interest	13,832	17,033
Accrued severance plan obligations (Note 13)	4,466	31,584
Income taxes payable	2,947	9,287
Patent license dispute (Note 16)	—	64,702
Other accrued expenses	43,021	36,274
Total accrued expenses	$155,630	$258,449

The accrual for the patent license dispute at December 31, 2008 represents unpaid royalties and related interest owed for the resolution of a patent license dispute which was paid in February 2009 (see Note 16).

12. Debt

Following is a summary of short-term borrowings and long-term debt:

	December 31,	
	2009	2008
	(In thousands)	
Debt of Amkor Technology, Inc.		
Senior secured credit facilities:		
$100 million revolving credit facility, LIBOR plus 3.5% — 4.0%, due April 2013	$ —	$ —
Senior notes:		
7.125% Senior notes due March 2011	53,503	209,641
7.75% Senior notes due May 2013	358,291	422,000
9.25% Senior notes due June 2016	390,000	390,000
Senior subordinated notes:		
2.5% Convertible senior subordinated notes due May 2011	42,579	111,566
6.0% Convertible senior subordinated notes due April 2014, $150 million related party	250,000	—
Subordinated notes:		
6.25% Convertible subordinated notes due December 2013, related party	100,000	100,000
Debt of subsidiaries:		
Secured loans:		
Term loan, Taiwan 90-Day Commercial Paper primary market rate plus 1.2%, due November 2010	—	22,310
Term loan, bank base rate plus 0.5% due April 2014	192,852	235,708
Working capital facility, LIBOR + 1.7%, due February-March 2010	15,000	—
Revolving credit facilities	30,435	—
Secured equipment and property financing	1,525	2,135
	1,434,185	1,493,360
Less: Short-term borrowings and current portion of long-term debt	(88,944)	(54,609)
Long-term debt (including related party)	$1,345,241	$1,438,751

Debt of Amkor Technology Inc.

Senior Secured Credit Facilities

In April 2009, we amended our $100.0 million first lien revolving credit facility and extended its term to April 2013. The facility has a letter of credit sub-limit of $25.0 million. Interest is charged under the credit facility at a floating rate based on the base rate in effect from time to time plus the applicable margins which range from 2.0% to 2.5% for base rate revolving loans, or LIBOR plus 3.5% to 4.0% for LIBOR revolving loans. The LIBOR-based interest rate at December 31, 2009 was 3.73%. There have been no borrowings under this credit facility as of December 31, 2009; however, we have utilized $3.5 million of the available letter of credit sub-limit. The borrowing base for the revolving credit facility is based on the amount of our eligible accounts receivable, which exceeded $100.0 million as of December 31, 2009. In connection with amending and extending our $100.0 million facility, we incurred $3.0 million of debt issuance costs in 2009. We incur commitment fees on the unused amounts of the revolving credit facility ranging from 0.50% to 0.75%, based on our liquidity. This facility includes a number of affirmative and negative covenants, which could restrict our operations. If we were to default under the first lien revolving credit facility, we would not be permitted to draw additional amounts, and the banks could accelerate our obligation to pay all outstanding amounts.

Senior and Senior Subordinated Notes

In March 2004, we issued $250.0 million of 7.125% Senior Notes due March 2011 (the "2011 Notes"). The 2011 Notes were priced at 99.321%, yielding an effective interest rate of 7.25%. The 2011 Notes are redeemable by us at any time provided we pay the holders a "make-whole" premium. In 2009, we repurchased in open market transactions an aggregate principal amount of $156.6 million of these notes. We recorded a gain on extinguishment of $8.3 million which was partially offset by the write-off of a proportionate amount of deferred debt issuance costs of $0.9 million. In 2008, we repurchased in open market transactions an aggregate principal amount of $39.8 million of these notes. We recorded a gain on extinguishment of $10.5 million which was partially offset by the write-off of a proportionate amount of deferred debt issuance costs of $0.3 million.

In May 2003, we issued $425.0 million of 7.75% Senior Notes due May 2013 (the "2013 Notes"). The 2013 Notes were not redeemable at our option until May 2008, whereupon the notes become redeemable at specified prices. In 2009, we repurchased in open market transactions an aggregate principal amount of $63.7 million of these notes. We recorded a loss on extinguishment of $0.4 million and the write-off of a proportionate amount of our deferred debt issuance costs of $0.5 million. In November 2007, we repurchased in an open market transaction $3.0 million of these notes. We recorded a gain on extinguishment of $0.2 million which was partially offset by the write-off of a proportionate amount of our deferred debt issuance costs of less than $0.1 million.

In May 2006, we issued $400.0 million of 9.25% Senior Notes due June 2016 (the "2016 Notes"). The Notes are redeemable by us prior to June 1, 2011 provided we pay the holders a "make-whole" premium. After June 1, 2011, the 2016 Notes are redeemable at specified prices. In November 2007, we repurchased in an open market transaction $10.0 million of these notes. We recorded a gain on extinguishment of less than $0.1 million which was more than offset by the write-off of a proportionate amount of our deferred debt issuance costs of $0.2 million.

In May 1999, we issued $200.0 million of 10.5% Senior Subordinated Notes due May 2009 (the "2009 Notes"). In June 2007, we redeemed the remaining $21.9 million of the 2009 Notes outstanding and the indenture was terminated. We recorded a charge of $0.2 million to write-off the unamortized deferred debt issuance costs in June 2007.

The senior notes contain a number of affirmative and negative covenants which could restrict our operations.

Convertible Senior Subordinated and Subordinated Notes

In May 2006, we issued $190.0 million of our 2.5% Convertible Senior Subordinated Notes due May 2011 (the "May 2011 Notes"). The May 2011 Notes are convertible at any time, prior to the maturity date, into our common stock at a price of approximately $14.59 per share, subject to adjustment. The May 2011 Notes are subordinate to the prior payment in full of all of our senior debt. In 2009, we repurchased in open market transactions $69.0 million principal amount of these notes. We recorded a gain on extinguishment of $9.5 million which was partially offset by the write-off of a proportionate amount of deferred debt issuance costs of $0.9 million. In 2008, we repurchased in open market transactions $78.5 million principal amount of these notes. We recorded a gain on extinguishment of $27.1 million which was partially offset by the write-off of a proportionate amount of deferred debt issuance costs of $1.3 million.

In November 2005, we issued $100.0 million of our 6.25% Convertible Subordinated Notes due December 2013 (the "December 2013 Notes") in a private placement to Mr. James J. Kim, our Executive Chairman of the Board of Directors, and certain Kim family members. The December 2013 Notes are presented as long-term debt, related party on the Consolidated Balance Sheets. The December 2013 Notes are convertible at any time prior to the maturity date into our common stock at an initial price of approximately $7.49 per share (the market price of our common stock on the date of issuance of the December 2013 Notes was $6.20 per share), subject to adjustment. The December 2013 Notes are subordinate to the prior payment in full of all of our senior and senior subordinated debt. The proceeds from the sale of the December 2013 Notes were used to purchase a portion of existing debt. The December 2013 Notes are not redeemable at our option until December 2010.

In April 2009, we issued $250.0 million of our 6.0% Convertible Senior Subordinated Notes due April 2014 (the "2014 Notes"). The 2014 Notes are convertible at any time prior to the maturity date into our common stock at a price of approximately $3.02 per share, subject to adjustment. The 2014 Notes are subordinated to the prior payment in full of all of our senior debt. The 2014 Notes were purchased by certain qualified institutional buyers and Mr. James J. Kim, our Executive Chairman of the Board of Directors, and an entity controlled by Mr. Kim. Mr. Kim and his affiliate purchased $150.0 million of the 2014 Notes. The $244.5 million of net proceeds received were used to reduce debt. In connection with the issuance of the 2014 Notes, we incurred $5.5 million of debt issuance costs in 2009.

The convertible senior subordinated and subordinated notes contain a number of affirmative and negative covenants which could restrict our operations.

Debt of Subsidiaries

Secured Term Loans

In November 2005, Amkor Technology Taiwan, Inc., a Taiwanese subsidiary, entered into a NT$1.8 billion (approximately $53.5 million) term loan due November 2010 (the "Taiwan Term Loan"), which accrued interest at the Taiwan 90-Day Commercial Paper Primary Market rate plus 1.2%. In December 2009, we repaid the remaining balance of approximately $11.4 million. The agreement governing the Taiwan Term Loan included a number of affirmative, negative and financial covenants. There were no defaults prior to the repayment of the remaining balance.

In April 2007, Amkor Technology Korea, Inc., a Korean subsidiary ("ATK"), entered into a $300.0 million, 7-year secured term loan ("Term Loan") with Woori Bank in Korea. The Term Loan is guaranteed on an unsecured basis by Amkor Technology, Inc ("Amkor"). The Term Loan is secured by substantially all the land, factories and equipment located at our ATK facilities. The Term Loan bears interest at Woori's base rate plus 50 basis points (4.45% and 7.85% as of December 31, 2009 and December 31, 2008, respectively) and amortizes in 28 equal quarterly payments through April 2014. The proceeds of the Term Loan were used to refinance our then existing second lien term loan. In connection with the refinancing, we recorded a loss on debt retirement of $15.7 million in April 2007, which included $9.0 million in prepayment fees and $6.7 million of unamortized deferred debt issuance costs. The agreement governing this Term Loan contains a number of affirmative and negative covenants which could restrict our operations.

Revolving and Working Capital Credit Facilities

In January 2009, Amkor Assembly & Test (Shanghai) Co, Ltd., a Chinese subsidiary, entered into a $50.0 million U.S. dollar denominated working capital facility agreement with a Chinese bank maturing in January 2011. The facility is collateralized with certain real property and buildings in China. Principal amounts borrowed must be repaid within twelve months of the drawdown date and may be prepaid at any time without penalty. As of January 2010, no additional borrowings can be made according to the terms of the agreement. The working capital facility bears interest at LIBOR plus 1.7% which is payable in semi-annual payments. The borrowings outstanding as of December 31, 2009 were $15.0 million, and were due in February and March 2010. In January 2010, the maturity date of the outstanding balance was extended through January 2011. At December 31, 2009, the interest rate ranged from 2.38% to 2.59% based on the dates of borrowing.

Amkor Iwate Corporation, a Japanese subsidiary ("AIC"), has a revolving line of credit with a Japanese bank for 2.5 billion Japanese yen (approximately $27.6 million) that was renewed during 2009 and extended through

September 2010. The line of credit accrues interest at the Tokyo Interbank Offering Rate ("TIBOR") plus 0.6%. The interest rate at December 31, 2009 and 2008 was 0.91% and 1.22%, respectively. The borrowing outstanding was $27.2 million and zero as of December 31, 2009 and 2008, respectively.

Additionally, AIC has a revolving line of credit at a Japanese bank for 300.0 million Japanese yen (approximately $3.3 million) that was renewed during 2009 and extended through June 2010. Borrowings under the line of credit bear interest at TIBOR plus 0.5%. The interest rate at December 31, 2009 and 2008 was 0.77% and 1.20%, respectively. The outstanding balance was $3.3 million and zero as of December 31, 2009 and 2008, respectively.

The working capital facility and lines of credit contain certain affirmative and negative covenants, which could restrict our operations. If we were to default on our obligations under any of these facilities, we would not be permitted to draw additional amounts, and the lenders could accelerate our obligation to pay all outstanding amounts.

Secured Equipment and Property Financing

Our secured equipment and property financing consists of loans secured with specific assets at our Japanese, Singaporean and Chinese subsidiaries. In May 2004, our Chinese subsidiary entered into a $5.5 million credit facility secured with buildings at one of our Chinese production facilities and is payable ratably through January 2012. The interest rate for the Chinese financing at December 31, 2009 and December 31, 2008, was 5.84% and 8.22%, respectively. Our Chinese subsidiary's financing agreement contains affirmative and negative covenants, which could restrict our operations, and, if we were to default on our obligations, the lender could accelerate our obligation to repay amounts borrowed under such facilities.

Compliance with Debt Covenants

Our secured bank debt agreements and the indentures governing our senior and senior subordinated notes restrict our ability to pay dividends. We were in compliance with all of our covenants as of December 31, 2009, 2008 and 2007.

Maturities

	Total Debt (In thousands)
Payments due for the year ending December 31,	
2010	$ 88,944
2011	139,631
2012	43,035
2013	501,147
2014	271,428
Thereafter	390,000
Total debt	$1,434,185

13. Pension and Severance Plans

U.S. Defined Contribution Plan

We have a defined contribution plan covering substantially all U.S. employees. Eligible employees can contribute up to 60% of their salary, subject to annual Internal Revenue Service limitations. We match in cash 75% of the employee's contributions up to a defined maximum as determined on an annual basis. The expense for this plan was $0.9 million, $1.8 million and $1.9 million in 2009, 2008 and 2007, respectively.

Taiwan Defined Contribution Plan

We have a defined contribution plan under the Taiwanese Labor Pension Act in Taiwan whereby employees can contribute up to 6% of salary. We contribute no less than 6% of the employees' salaries up to a defined maximum into their individual accounts. The expense for this plan was $1.4 million in each of the years ended December 31, 2009, 2008 and 2007.

Korean Severance Plans

Our Korean subsidiary participates in an accrued severance plan that covers employees and directors with at least one year of service. Eligible employees are entitled to receive a lump-sum payment upon termination of employment, based on their length of service, seniority and average monthly wages at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date. Our contributions to the National Pension Plan of the Republic of Korea are deducted from accrued severance benefit liabilities.

In 2009, we made a total of $83.5 million in voluntary interim severance payments to eligible employees that have elected to receive benefits prior to terminating their employment. During 2008, we completed an early voluntary retirement program at our Korean subsidiary that resulted in $2.3 million in additional special termination benefits (see Note 20). The changes to the balance of our Korean severance accrual are as follows:

	For the Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Balance at the beginning of year	$132,138	$172,325	$143,822
Provision of severance benefits	18,472	17,213	40,972
Severance payments	(91,413)	(12,672)	(10,605)
Loss (gain) on foreign currency	9,923	(44,728)	(1,864)
	69,120	132,138	172,325
Payments remaining with the Korean National Pension Fund	(260)	(961)	(1,401)
Total severance obligation balance at the end of year	68,860	131,177	170,924
Less current portion of accrued severance obligation (Note 11)	4,466	31,584	—
Non-current portion of severance obligation	$ 64,394	$ 99,593	$170,924

Foreign Defined Benefit Pension Plans

Our Philippine, Taiwanese and Japanese subsidiaries sponsor defined benefit plans (the "Plans") that cover substantially all of their respective employees who are not covered by statutory plans. Charges to expense are based upon costs computed by independent actuaries.

The following table sets forth the Plans' benefit obligations, fair value of the Plans' assets and the funded status of the Plans at December 31, 2009 and 2008.

	For the Year Ended December 31,	
	2009	2008
	(In thousands)	
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 46,977	$ 76,184
Service cost	4,381	7,064
Interest cost	2,959	4,339
Benefits paid	(1,147)	(3,165)
Actuarial losses (gains)	8,815	(23,900)
Plan amendments	2,700	—
Effects of curtailment	2,788	(232)
Settlement	(9,566)	(8,955)
Foreign exchange loss (gain)	1,087	(4,358)
Projected benefit obligation at end of year	58,994	46,977
Change in plan assets:		
Fair value of plan assets at beginning of year	31,005	39,753
Actual gain (loss) on plan assets	3,880	(1,002)
Employer contributions	15,487	8,366
Settlement	(9,566)	(8,955)
Benefits paid	(1,147)	(3,165)
Foreign exchange gain (loss)	1,104	(3,992)
Fair value of plan assets at end of year	40,763	31,005
Funded status of the Plans at end of year	$(18,231)	$(15,972)

	December 31,	
	2009	2008
	(In thousands)	
Amounts recognized in the Consolidated Balance Sheets consist of:		
Prepaid benefit cost (included in non-current assets)	$ 444	$ 1,133
Accrued benefit liability (included in pension and severance obligations)	(18,675)	(17,105)
Net amount recognized at year end	$(18,231)	$(15,972)

The accumulated benefit obligation as of December 31, 2009 and 2008 was $35.9 million and $31.2 million, respectively.

The following table sets forth, by component, the change in accumulated other comprehensive income (loss) related to our Plans:

	Initial Net Obligation	Prior Service Cost	Actuarial Net (Loss) Gain	Total
	(In thousands)			
Balance at December 31, 2007, net of tax ($1.0 million)	$(215)	$(702)	$(14,054)	$(14,971)
Amortization included in net periodic pension cost, net of tax (less than $0.1 million)	73	66	487	626
Net gain arising during period, net of tax ($0.8 million)	—	—	19,997	19,997
Pension liability adjustments included in other comprehensive loss, net of tax ($0.9 million)	73	66	20,484	20,623
Balance at December 31, 2008, net of tax ($0.1 million)	$(142)	$(636)	$ 6,430	$ 5,652
Amortization included in net periodic pension cost, net of tax (less than $0.1 million)	64	80	(17)	127
Net (loss) arising during period, net of tax ($0.7 million)	—	—	(12,759)	(12,759)
Pension liability adjustments included in other comprehensive income, net of tax ($0.8 million)	64	80	(12,776)	(12,632)
Balance at December 31, 2009, net of tax ($0.8 million)	$ (78)	$(556)	$ (6,346)	$ (6,980)
Estimated amortization of cost to be included in 2010 net periodic pension cost	$ 13	$ 283	$ 26	$ 322

The $12.8 million, net, unrealized loss included in other comprehensive income for 2009 is primarily a result of a decrease in the discount rate related to our Philippines plan. The decrease in the discount rate is due to decreases in the yield of high quality fixed income instruments in the Philippines.

Information for pension plans with benefit obligations in excess of plan assets are as follows:

	December 31,	
	2009	2008
	(In thousands)	
Plans with underfunded or non-funded projected benefit obligation:		
Aggregate projected benefit obligation	$53,051	$42,159
Aggregate fair value of plan assets	34,376	25,054
Plans with underfunded or non-funded accumulated benefit obligation:		
Aggregate accumulated benefit obligation	14,185	9,510
Aggregate fair value of plan assets	328	294

The following table sets forth the net periodic pension costs for each of the three years ended December 31, 2009.

	For the Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Components of net periodic pension cost and total pension expense:			
Service cost	$ 4,381	$ 7,064	$ 6,360
Interest cost	2,959	4,339	3,670
Expected return on plan assets	(1,350)	(2,655)	(1,893)
Amortization of transitional obligation	64	73	78
Amortization of prior service cost	80	66	61
Recognized actuarial (gain) loss	(17)	539	467
Net periodic pension cost	6,117	9,426	8,743
Curtailments	(528)	1,552	—
Settlements	(586)	—	—
Total pension expense	$ 5,003	$10,978	$ 8,743

	For the Year Ended December 31,		
	2009	2008	2007
Weighted-average assumptions used in computing the net periodic pension cost and projected benefit obligation at year end:			
Discount rate for determining net periodic pension cost	7.9%	6.2%	6.1%
Discount rate for determining benefit obligations at year end	6.4%	7.9%	6.2%
Rate of compensation increase for determining net periodic pension cost	5.7%	7.1%	7.0%
Rate of compensation increase for determining benefit obligations at year end	5.9%	6.1%	7.1%
Expected rate of return on plan assets for determining net periodic pension cost	5.7%	5.6%	6.0%

The measurement date for determining the Plans' assets and benefit obligations was December 31, each year. Discount rates were generally derived from yield curves constructed from foreign government bonds for which the timing and amount of cash outflows approximate the estimated payouts.

The expected rate of return assumption is based on weighted-average expected returns for each asset class. Expected returns reflect a combination of historical performance analysis and the forward-looking views of the financial markets and include input from our actuaries. We have no control over the direction of our investments in our Taiwanese defined benefit plans as the local Labor Standards Law Fund mandates such contributions into a cash account balance at the Central Trust of China. The Japanese defined benefit pension plans are non-funded plans, and as such, no assets exist related to these plans. Our investment strategy for our Philippine defined benefit plan is based on long-term, sustained asset growth through low to medium risk investments. The current rate of return assumption targets are based on an asset allocation strategy for our Philippine plan assets of 20% to 75% international market debt, 10% to 30% international equities (primarily U.S. and Europe) and 0% to 5% international fixed-income securities. The remainder of the portfolio will contain other investments such as cash, short-term investments and common stock. At December 31, 2009, 2008 and 2007, Philippine plan assets included $0.7 million and $0.2 million and $0.9 million, respectively, of Amkor common stock.

The fair value of our pension plan assets at December 31, 2009, by asset category utilizing the fair value hierarchy as discussed in Note 15, are as follows:

	Fair Value Measurements at December 31, 2009			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)			
Cash and cash equivalents	$13,578	$ —	$ —	$13,578
Equity securities				
Foreign investments	6,984	—	—	6,984
U.S. securities	5,538	—	—	5,538
	12,522	—	—	12,522
Bonds				
Foreign government bonds	9,316	2,500	—	11,816
Foreign treasury notes	2,078	—	—	2,078
	11,394	2,500	—	13,894
Other	183	586	—	769
Total	$37,677	$3,086	$ —	$40,763

Our other category of plan assets includes receivables, payables and real estate.

We contributed $15.4 million, $8.6 million and $7.4 million to the Plans during 2009, 2008 and 2007, respectively, and we expect to contribute $6.4 million during 2010. We closely monitor the funded status of the Plans with respect to legislative requirements. We intend to make at least the minimum contribution required by law each year.

The estimated future benefit payments related to our foreign defined benefit plans are as follows:

2010	$ 2,902
2011	4,009
2012	3,640
2013	4,014
2014	4,436
2015 to 2019	32,140

14. Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	December 31,	
	2009	2008
	(In thousands)	
Customer advances and deferred revenue	$1,860	$15,654
Other non-current liabilities	7,203	14,894
Total other non-current liabilities	$9,063	$30,548

Customer advances relate to supply agreements with customers where we commit capacity in exchange for customer prepayment of services.

15. Fair Value Measurements

The accounting framework for determining fair value includes a hierarchy for ranking the quality and reliability of the information used to measure fair value, which enables the reader of the financial statements to assess the inputs used to develop those measurements. The fair value hierarchy consists of three tiers as follows: Level 1, defined as quoted market prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and Level 3, defined as unobservable inputs that are not corroborated by market data.

Assets and Liabilities that are Measured at Fair Value on a Recurring basis

Our financial assets and liabilities recorded at fair value on a recurring basis include cash and cash equivalents and restricted cash. Cash and cash equivalents and restricted cash are invested in U.S. money market funds and various U.S. and foreign bank operating and time deposit accounts, which are due on demand or carry a maturity date of less than three months when purchased. No restrictions have been imposed on us regarding withdrawal of balances with respect to our cash and cash equivalents as a result of liquidity or other credit market issues affecting the money market funds we invest in or the counterparty financial institutions holding our deposits. Money market funds and restricted cash are valued using quoted market prices in active markets for identical assets as summarized in the following table:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(In thousands)		
Cash equivalent money market funds	$176,271	$ —	$ —	$176,271
Restricted cash money market funds	7,740	—	—	7,740

The following table presents the financial liabilities that are not recorded at fair value but which require fair value disclosure as of December 31, 2009 and December 31, 2008:

	December 31,	
	2009	2008
	(In thousands)	
Carrying value of debt	$1,434,185	$1,493,360
Fair value of debt:		
Publicly quoted trading prices (Level 1)	$1,509,079	$ 730,175
Market based assumptions (Level 2)	359,595	176,483
Total fair value of debt	$1,868,674	$ 906,658

Publicly quoted trading prices are based on the prices reported on the respective balance sheet dates. Market based assumptions include current borrowing rates for similar types of borrowing arrangements adjusted for duration, optionality, and risk profile.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring basis

Effective January 1, 2009, we adopted the fair value accounting standard for nonrecurring measurements. Assets and liabilities measured at fair value on a nonrecurring basis include impairment measurements when required for long-lived assets. For us, long-lived assets include property, plant and equipment, intangible assets and an equity investment. We expensed all remaining goodwill as of December 31, 2008 (See Note 9).

Impairment losses recognized in 2009 were primarily due to machinery and equipment. Appraisals were used to value $3.1 million of machinery and equipment held for sale at December 31, 2009. Impairment losses on property, plant and equipment included in cost of sales were $6.0 million, $12.1 million and $7.2 million for the years ended 2009, 2008 and 2007, respectively. Impairment losses included in research and development expenses were $2.6 million for the year ended 2009 and zero for the years ended 2008 and 2007.

16. Commitments and Contingencies

As of December 31, 2009, we have outstanding $3.5 million of standby letters of credit and have an additional $21.5 million available under our senior secured credit facility. Such standby letters of credit are used in our ordinary course of business and are collateralized by our cash balances.

We generally warrant that our services will be performed in a professional and workmanlike manner and in compliance with our customers' specifications. We accrue costs for known warranty issues. Historically, our warranty costs have been immaterial.

Legal Proceedings

We are involved in claims and legal proceedings and we may become involved in other legal matters arising in the ordinary course of our business. We evaluate these claims and legal matters on a case-by-case basis to make a determination as to the impact, if any, on our business, liquidity, results of operations, financial condition or cash flows. Except as indicated below, we currently believe that the ultimate outcome of these claims and proceedings, individually and in the aggregate, will not have a material adverse impact on our financial position, results of operations or cash flows. Our evaluation of the potential impact of these claims and legal proceedings on our business, liquidity, results of operations, financial condition or cash flows could change in the future. We currently are party to the legal proceedings described below. Attorney fees related to legal matters are expensed as incurred.

Arbitration Proceedings with Tessera, Inc.

On March 2, 2006, Tessera, Inc. filed a request for arbitration with the International Court of Arbitration of the International Chamber of Commerce (the "ICC"), captioned Tessera, Inc. v. Amkor Technology, Inc. The subject matter of the arbitration was a license agreement ("License Agreement") entered into between Tessera and our predecessor in 1996.

On October 27, 2008, the arbitration panel in that proceeding issued an interim order in this matter. While the panel found that most of the packages accused by Tessera were not subject to the patent royalty provisions of the License Agreement, the panel did find that past royalties were due to Tessera as damages for some infringing packages. The panel also denied Tessera's request to terminate the License Agreement.

On January 9, 2009, the panel issued the final damage award in this matter awarding Tessera $60.6 million in damages for past royalties due under the License Agreement. The award was for the period March 2, 2002 through December 1, 2008. The final award, plus interest, and the royalties for December 2008, were paid when due in February 2009.

We have been calculating, accruing and paying royalties under the License Agreement for periods subsequent to December 1, 2008 using the same methodology specified in the panel's interim order for calculating damages for past royalties. Tessera has made repeated statements to customers and others claiming that we are in breach of the royalty provisions of the License Agreement. We informed Tessera that we are in full compliance with the License Agreement and of our intent to continue making the royalty payments when due in accordance with the terms of the License Agreement.

On August 7, 2009, we filed a request for arbitration in the ICC against Tessera, captioned *Amkor Technology, Inc. v. Tessera, Inc.* We have instituted this action in order to obtain declaratory relief confirming that we are a licensee in good standing under our 1996 License Agreement with Tessera and that the License Agreement remains in effect. We are also seeking damages and injunctive relief regarding Tessera's tortious interference with our contractual relations and prospective economic advantage, including Tessera's false and misleading statements questioning our status as a licensee under the License Agreement.

On November 2, 2009, Tessera filed an answer to our request for arbitration and counterclaims in the ICC. In the answer and counterclaims, Tessera denies Amkor's claims. Tessera also alleges breach of contract, seeking termination of the License Agreement and asserting that Amkor owes Tessera additional royalties under the License Agreement, including royalties for use of thirteen U.S. and six foreign patents that Tessera did not assert in the previous arbitration. Tessera also alleges that Amkor has tortiously interfered with Tessera's prospective business relationships and seeks damages. Tessera claims that the amount in dispute is approximately $100 million.

We filed our response to Tessera's answer on January 15, 2010 denying Tessera's claims and filed a motion with the panel seeking priority consideration and phased early determination of issues from the previous arbitration decision, including the proper method for calculating royalties under the License Agreement for periods subsequent to December 1, 2008.

While we believe we are a licensee in good standing and are paying all royalties to Tessera due under the License Agreement, the outcome of this matter is uncertain and an adverse decision could have a material adverse effect on our results of operations, cash flows and financial condition.

In connection with the new arbitration proceeding, we deposited $5.1 million in an escrow account, which is classified as restricted cash in non-current assets at December 31, 2009. This amount represented our good faith estimate of the disputed amount of royalties that we expected Tessera to allege that we owe on packages assembled by us for one of our customers for the period from December 2, 2008 through June 30, 2009. We deposited an additional $6.1 million in escrow in February 2010 covering the period from July 1 through December 31, 2009. We do not believe that the funds held in escrow are owed to Tessera and these funds may only be distributed upon the order of the panel in the current arbitration proceeding.

Securities Class Action Litigation

On January 23, 2006, a purported securities class action suit entitled *Nathan Weiss et al. v. Amkor Technology, Inc.* et al., was filed in U.S. District Court for the Eastern District of Pennsylvania against Amkor and certain of its current and former officers. Subsequently, other law firms filed two similar cases, which were consolidated with the initial complaint. The plaintiffs amended the complaint to add additional officer, director and former director defendants and alleged improprieties in certain option grants. The amended complaint further alleged that defendants improperly recorded and accounted for the options in violation of generally accepted accounting principles and made materially false and misleading statements and omissions in its disclosures in violation of the federal securities laws, during the period from July 2001 to July 2006. The amended complaint sought certification as a class action pursuant to Fed. R. Civ. Proc. 23, compensatory damages, costs and expenses, and such other further relief as the Court deems just and proper. On December 28, 2006, pursuant to motion by defendants, the U.S. District Court for the Eastern District of Pennsylvania transferred this action to the U.S. District Court for the District of Arizona.

On September 25, 2007, the U.S. District Court for the District of Arizona dismissed this case with prejudice. On October 23, 2007, plaintiffs filed an appeal from the dismissal to the U.S. Court of Appeals for the Ninth Circuit.

On December 10, 2008, the parties entered into a memorandum of understanding to settle this case. The parties subsequently filed formal settlement documentation with the court, under which Amkor and the other defendants will receive a full and complete release of all claims in the litigation in exchange for payment of an aggregate amount of $11.3 million. The directors and officers' liability insurance carrier and Amkor paid $9.0 million and

$2.3 million, respectively, into a settlement fund during the three months ended September 30, 2009. On November 18, 2009, the U.S. District Court for the District of Arizona issued a final order approving the parties' settlement agreement described above. On January 21, 2010, plaintiffs appeal to the U.S. Court of Appeals for the Ninth Circuit was dismissed.

Securities and Exchange Commission Investigation

In August 2005, the Securities and Exchange Commission ("SEC") issued a formal order of investigation regarding certain activities with respect to Amkor securities. The investigation related initially to transactions in our securities and was later expanded to include our historical stock option practices. We have fully cooperated with the SEC throughout this investigation. Based on recent communications with the SEC, Amkor believes the investigation is now closed and that there will be no enforcement action by the SEC.

Amkor Technology, Inc. v. Carsem (M) Sdn Bhd, Carsem Semiconductor Sdn Bhd, and Carsem Inc.

In November 2003, we filed a complaint against Carsem (M) Sdn Bhd, Carsem Semiconductor Sdn Bhd, and Carsem Inc. (collectively "Carsem") with the International Trade Commission ("ITC") in Washington, D.C., alleging infringement of our United States Patent Nos. 6,433,277; 6,455,356 and 6,630,728 (collectively the "Amkor Patents") and seeking, under Section 337 of the Tariff Act of 1930, an exclusion order barring the importation by Carsem of infringing products. We allege that by making, using, selling, offering for sale, or importing into the U.S. the Carsem Dual and Quad Flat No-Lead Packages, Carsem has infringed on one or more of our *Micro*LeadFrame packaging technology claims in the Amkor Patents.

In November 2003, we also filed a complaint in the Northern District of California, alleging infringement of the Amkor Patents and seeking an injunction enjoining Carsem from further infringing the Amkor Patents, compensatory damages, and treble damages due to willful infringement plus interest, costs and attorney's fees. This District Court action has been stayed pending resolution of the ITC case.

The ITC Administrative Law Judge ("ALJ") conducted an evidentiary hearing during July and August of 2004 in Washington D.C. and issued an Initial Determination that Carsem infringed some of our patent claims relating to our *Micro*LeadFrame package technology, that some of our 21 asserted patent claims are valid, that we have a domestic industry in our patents, and that all of our asserted patent claims are enforceable. However, the ALJ did not find a statutory violation of Section 337 of the Tariff Act.

We filed a petition in November 2004 to have the ALJ's ruling reviewed by the full International Trade Commission. The ITC ordered a new claims construction related to various disputed claim terms and remanded the case to the ALJ for further proceedings. On November 9, 2005, the ALJ issued an Initial Determination on remand finding that Carsem infringed some of our patent claims and that Carsem had violated Section 337 of the Tariff Act.

On remand, the ITC had also authorized the ALJ to reopen the record on certain discovery issues related to a subpoena of documents from a third party. Following findings by the ALJ, on November 17, 2005, the Commission filed a second petition in the United States District Court for the District of Columbia to enforce the subpoena issued to the third party. On February 9, 2006, the ITC ordered a delay in issuance of the Final Determination pending resolution of that enforcement action. An order by the District Court enforcing the subpoena became final on January 9, 2009, and the third party has produced documents pursuant to the subpoena.

On January 28, 2009, the Commission extended the target date for completion of the investigation to May 1, 2009. On April 20, 2009, Carsem filed a renewed motion to extend the target date and to remand the investigation. On April 28, 2009, the Commission extended the target date to July 1, 2009 for completion of the investigation. On July 1, 2009, the Commission remanded the investigation for a second time to the ALJ to reopen the record to admit into evidence documents and related discovery obtained from the enforcement of the above-referenced third-party subpoena.

On September 10, 2009, a two-day hearing was held by the ALJ and on October 30, 2009, the ALJ issued an Initial Determination reaffirming his prior ruling that the Carsem Dual and Quad Flat No-Lead Packages infringe some of Amkor's patent claims relating to *Micro*LeadFrame package technology, that all of Amkor's asserted patent claims are valid, and that Carsem violated Section 337 of the Tariff Act.

On December 16, 2009, the Commission ordered a review of the ALJ's Initial Determination. On February 18, 2010, the Commission reversed a finding by the ALJ on the issue of whether a certain invention constitutes prior art to Amkor's asserted patents. The Commission remanded the investigation to the ALJ to make further findings in light of the Commission's ruling by March 22, 2010, and extended the target date for completion of the investigation to July 20, 2010.

Leases

Future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year are:

	(In thousands)
2010	$10,172
2011	5,598
2012	5,384
2013	5,876
2014	6,332
Thereafter	9,727
Total	$43,089

Rent expense amounted to $18.3 million, $19.7 million and $19.4 million for 2009, 2008 and 2007, respectively.

17. Related Party Transactions

We purchase leadframe inventory from Acqutek Semiconductor & Technology Co., Ltd. James J. Kim, our Executive Chairman of the Board of Directors, owns approximately 16.2% of Acqutek Semiconductor & Technology Co., Ltd. The purchases are arms-length transactions on terms consistent with our non-related party vendors. During 2009, 2008 and 2007, purchases from Acqutek Semiconductor & Technology Co., Ltd. were $11.4 million, $15.7 million and $18.7 million, respectively. Amounts due to Acqutek Semiconductor & Technology Co., Ltd. at December 31, 2009 and 2008 were $1.6 million and $0.8 million, respectively.

Mr. JooHo Kim is an employee of Amkor and a brother of Mr. James J. Kim, our Executive Chairman of the Board of Directors. Mr. JooHo Kim, together with his wife and children, own 100% of Jesung C&M, a company that provided cafeteria services to Amkor Technology Korea, Inc. The contract terms expired on February 28, 2009, and the contract with Jesung C&M was not renewed. During 2009, 2008 and 2007, purchases from Jesung C&M were $0.4 million, $5.3 million and $6.2 million, respectively. No amount was due to Jesung C&M at December 31, 2009.

18. Business Segments, Customer Concentrations and Geographic Information

We have two reportable segments, packaging and test. Packaging and test are integral parts of the process of manufacturing semiconductor devices and our customers will engage with us for both packaging and test services, or just packaging or test services. The packaging process creates an electrical interconnect between the semiconductor chip and the system board. In packaging, fabricated semiconductor wafers are separated into individual chips. These chips are typically attached through wire bond or wafer bump technologies to a substrate or leadframe and then encased in a protective material. In the case of an advanced wafer level package, the package is assembled on the surface of a wafer. The packaged chips are then tested using sophisticated equipment to ensure that each packaged chip meets its design and performance specifications.

The accounting policies for segment reporting are the same as those for our Consolidated Financial Statements. We evaluate our operating segments based on gross margin and gross property, plant and equipment. We do not specifically identify and allocate total assets by operating segment. Summarized financial information concerning reportable segments is shown in the following table. For 2009, the "other" column includes exit costs associated with contractual obligations for our Singapore land and building leases as well as abandoned leasehold improvements and asset impairments (see Note 20).

	Packaging	Test	Other	Total
		(In thousands)		
Year Ended December 31, 2009				
Net sales	$1,933,600	245,237	272	$2,179,109
Gross profit	$ 429,295	57,652	(6,551)	$ 480,396
Year Ended December 31, 2008				
Net sales	$2,343,514	314,299	789	$2,658,602
Gross profit	$ 472,986	88,645	107	$ 561,738
Year Ended December 31, 2007				
Net sales	$2,430,387	309,633	(575)	$2,739,445
Gross profit	$ 577,841	103,411	621	$ 681,873
Gross Property, Plant and Equipment				
December 31, 2009	$2,689,005	753,234	135,116	$3,577,355
December 31, 2008	$2,664,712	741,860	138,947	$3,545,519

The following table presents net sales by country based on the location of our customer:

	Net Sales		
	2009	2008	2007
		(In thousands)	
China (including Hong Kong)	$ 52,283	$ 85,666	$ 147,156
Japan	260,500	240,756	267,648
Korea	76,786	126,618	145,999
Singapore	482,333	657,573	650,037
Taiwan	138,793	194,305	206,149
Other foreign countries	414,589	379,381	363,008
Total foreign countries	1,425,284	1,684,299	1,779,997
United States	753,825	974,303	959,448
Total net sales	$2,179,109	$2,658,602	$2,739,445

One customer exceeded 10% of our consolidated net sales in 2009, of which the majority is included in our packaging segment. No customer exceeded 10% of consolidated net sales in either 2008 or 2007.

The following table presents property, plant and equipment, net, based on the physical location of the asset:

	Property, Plant and Equipment, net		
	2009	2008	2007
		(In thousands)	
China	$ 229,666	$ 239,734	$ 211,315
Japan	22,609	17,603	18,462
Korea	555,800	593,202	576,666
Philippines	219,865	261,741	262,915
Singapore	46,307	90,620	105,804
Taiwan	238,125	219,592	217,230
Other foreign countries	93	146	156
Total foreign countries	1,312,465	1,422,638	1,392,548
United States	52,165	51,125	62,563
Total property, plant and equipment, net	$1,364,630	$1,473,763	$1,455,111

19. Acquisitions

Acquisition of Unitive Semiconductor Taiwan Corporation

In 2004, we acquired approximately 60% of the capital stock of Unitive Semiconductor Taiwan Corporation ("UST"), a Taiwan-based provider of wafer bumping services. In January 2006, we acquired an additional 39% of the capital stock. In August 2009, we acquired additional capital stock and our combined ownership of UST exceeds 99.9% at December 31, 2009.

The original transaction included a provision for a contingent, performance-based earn-out which could increase the value of the transaction. The earn-out was based on the performance of that subsidiary for the twelve month period ended January 31, 2007. In March 2007, we increased goodwill by $0.8 million for additional consideration paid with respect to the UST earn-out provision. As of December 31, 2009, 2008 and 2007, we reflect as a noncontrolling interest the percentage of UST which we do not own in our Consolidated Financial Statements.

20. Restructuring and Reduction in Force

As part of our on going efforts to improve factory performance and manage costs, we regularly evaluate our staffing levels compared to business needs. The following table summarizes our exit activities and reduction in force initiatives associated with these activities. "Charges" represents the initial charge related to the exit activity. "Adjustments" represent revisions of estimates. "Cash Payments" and "Non-cash Amounts" consist of the utilization of "Charges".

	Reduction in Force	North Carolina Manufacturing Operation	Singapore Manufacturing Operations				
	Employee Separation Costs, Net of Curtailment Gain (loss)	Employee Separation Costs	Employee Separation Costs	Contractual Obligations	Asset Impairments	Other	Total
			(In thousands)				
Accrual at December 31, 2007	$ —	$ 534	$ —	$ —	$ —	$ —	$ 534
Charges	13,831	1,040	—	—	—	—	14,871
Cash Payments	(12,279)	(792)	—	—	—	—	(13,071)
Non-cash Amounts	(1,552)	—	—	—	—	—	(1,552)
Accrual at December 31, 2008	—	782	—	—	—	—	782
Charges	6,331	1,160	4,782	4,731	2,290	186	19,480
Adjustments	—	(135)	—	(468)	—	—	(603)
Cash Payments	(7,445)	(1,807)	(844)	(2,543)	—	—	(12,639)
Non-cash Amounts	1,114	—	—	1,093	(2,290)	(186)	(269)
Accrual at December 31, 2009	$ —	$ —	$3,938	$ 2,813	$ —	$ —	$ 6,751

Reduction in Force

During 2008, we reduced our headcount through reductions-in-force and attrition by 1,100 employees. We completed voluntary and involuntary reductions-in-force programs in the U.S and at certain foreign locations. We recorded a charge for special and contractual termination benefits, inclusive of a pension curtailment loss, related to our reductions-in-force of $13.8 million, of which $11.5 million and $2.3 million were charged to cost of sales and selling, general and administrative expenses, respectively. All amounts were paid as of December 31, 2008. In addition, we paid out $2.5 million in cash with respect to our severance plan obligations (see Note 13) as a result of a reduction-in-force program in Korea.

During the first three months of 2009, we further reduced our headcount through reductions-in-force programs by 1,750 employees in certain foreign locations. We recorded a charge for one-time and contractual termination benefits of $6.3 million, net of a pension curtailment gain, of which $5.8 million and $0.5 million were charged to cost of sales and selling, general and administrative expenses, respectively. All amounts were paid prior to March 31, 2009.

North Carolina Manufacturing Operations

During 2007, we commenced a phased transition of all wafer level processing production from our wafer bumping facility in North Carolina to our facility in Taiwan. All wafer level processing production ceased at our North Carolina facility in the three months ended June 30, 2009, and the North Carolina facility is now exclusively used for research and development activities. We recorded charges for termination benefits during 2008 of $1.0 million, of which $0.7 million and $0.3 million were recorded in cost of sales and selling, general and administrative expenses, respectively. We recorded charges for termination benefits during 2009 of $1.2 million, of which $0.9 million and $0.3 million were recorded in cost of sales and selling, general and administrative expenses, respectively.

Singapore Manufacturing Operations

In June 2009, we communicated to our employees the decision to wind-down and exit our manufacturing operations in Singapore. We expect to complete our exit plans before the end of 2010. This affects approximately 600 employees and enables us to improve our cost structure by consolidating factories. The majority of the machinery and equipment will be relocated to and utilized in other factories. During 2009, we recorded charges for termination benefits of $4.8 million, of which $3.4 million, $1.3 million, and $0.1 million of the employee separation costs were recorded in cost of sales, selling, general and administrative expenses, and research and development expenses, respectively.

Contractual obligation costs, asset impairments and other costs are included in costs of goods sold. During 2009, we recorded a charge of $4.7 million representing the expected costs associated with the termination of our lease of one of our facilities that was vacated. In October 2009, we entered into a pre-termination agreement with the lessor and this agreement requires us to make specified payments through January 2010 in exchange for early termination and relief from our existing $1.1 million asset retirement obligation related to the leased property. As a result of remeasuring our remaining expected future lease costs, we reduced our liability by $0.5 million. Asset impairments of $2.3 million relate to non-transferable machinery and equipment as well as abandoned building improvements at the leased facility.

The liability for one-time involuntary termination benefits for employees that will provide service beyond a minimum retention period will be recognized over the future service period. As of December 31, 2009, we expect to incur approximately $2.7 million of additional employee separation costs over the next twelve months.

All amounts accrued at December 31, 2009 are classified in current liabilities.

21. Gain on Sale of Real Estate and Specialty Test Operations

During 2009, we sold land and dormitory buildings in Korea for $0.8 million in cash and reported a gain of $0.3 million, with no tax effect.

During 2008, we sold land and a warehouse in Korea for $14.3 million in cash and recorded a gain of $9.9 million, with no tax effect.

During 2007, we recognized a gain of $3.1 million in connection with the sale of real property in Korea used for administrative purposes, and a gain of $1.7 million as a result of an earn-out provision related to our divesture of a specialty test operation in 2005.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions Charged to Expense	Write-offs	(a) Other	Balance at End of Period
			(In thousands)		
Allowance for doubtful accounts:					
Year ended December 31, 2007	$ 2,235	(1,239)	(320)	—	$ 676
Year ended December 31, 2008	$ 676	291	(133)	—	$ 834
Year ended December 31, 2009	$ 834	(80)	(293)	—	$ 461
Deferred tax asset valuation allowance:					
Year ended December 31, 2007	$328,083	25,408	(54,532)	(7,917)	$291,042
Year ended December 31, 2008	$291,042	3,005	(32,170)	(264)	$261,613
Year ended December 31, 2009	$261,613	(28,056)	(25,666)	1,034	$208,925

(a) Column represents adjustments to the deferred tax asset valuation allowance directly through stockholders' equity for changes in accumulated other comprehensive income (loss) related to our foreign defined benefit pension plans. For the year ended December 31, 2007, this column also includes a $7.6 million reduction in the valuation allowance associated with the adoption of accounting guidance for uncertain tax positions.

Item 9. ***Changes In and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic reports to the Securities and Exchange Commission ("SEC") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure, based on the definition of "disclosure controls and procedures" in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934. In designing and evaluating the disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures.

We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009 and concluded those disclosure controls and procedures were effective as of that date.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009 based on criteria in Internal Control — Integrated Framework issued by the COSO.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item 8.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the three months ended December 31, 2009 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

As previously reported, we are implementing a new enterprise resource planning system in a multi-year program on a company-wide basis. We expect to implement the next phase of modules during 2010.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item 10, with the exception of information relating to the Code of Business Conduct and Ethical Guidelines as disclosed below, is incorporated herein by reference from the material included under the captions "Election of Directors," "Executive Officers," and "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in our definitive proxy statement (to be filed pursuant to Regulation 14A) for our 2010 Annual Meeting of Stockholders.

Additionally, our Code of Business Conduct and Ethical Guidelines, Code of Ethics for Directors, Corporate Governance Guidelines, and the charters of the Audit Committee, Nominating and Governance Committee and Compensation Committee are available and maintained on our web site (http://www.amkor.com).

Item 11. *Executive Compensation*

The information required by this Item 11 is incorporated herein by reference from the material included under the captions "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," and "Report of the Compensation Committee on Executive Compensation" in our definitive proxy statement (to be filed pursuant to Regulation 14A) for our 2010 Annual Meeting of Stockholders.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

EQUITY COMPENSATION PLANS

The information required by this Item 12, with the exception of the equity compensation plan information presented below, is incorporated herein by reference to our definitive proxy statement (to be filed pursuant to Regulation 14A) for our 2010 Annual Meeting of Stockholders.

The following table summarizes our equity compensation plans as of December 31, 2009:

	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options (In thousands)	(b) Weighted-Average Exercise Price of Outstanding Options	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan (Excluding Securities Reflected in Column (a)) (In thousands)
Equity compensation plans approved by stockholders	8,266	$10.32	16,355 (1)
Equity compensation plans not approved by stockholders	36	17.19	436 (2)
Total equity compensation plans	8,302		16,791

(1) As of December 31, 2009, a total of 16.4 million shares were reserved for issuance under the 2007 Equity Incentive Plan.

(2) As of December 31, 2009, a total of 0.4 million shares were reserved for issuance under the 2003 Nonstatutory Inducement Grant Stock Plan, and there is a provision in this plan that restores the number of shares of common stock reserved for issuance under the plan to 0.3 million as of each January 1. On January 1, 2010, no additional shares were added to the plan pursuant to the annual restoration provision.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item 13 is incorporated herein by reference from the material included under the captions "Certain Relationships and Related Transactions," and "Proposal One — Election of Directors" in our definitive proxy statement (to be filed pursuant to Regulation 14A) for our 2010 Annual Meeting of Stockholders.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item 14 is incorporated herein by reference from the material included under "Proposal Two — Ratification of Appointment of Independent Registered Public Accounting Firm" in our definitive proxy statement (to be filed pursuant to Regulation 14A) for our 2010 Annual Meeting of Stockholders.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) *Financial Statements, Financial Statement Schedules and Exhibits*

The financial statements and schedules filed as part of this Annual Report on Form 10-K are listed in the index under Item 8.

The exhibits required by Item 601 of Regulation S-K which are filed with this report or incorporated by reference herein, are set forth in the Exhibit Index. Management contracts or compensatory plans or arrangements are identified by an asterisk.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed, on its behalf by the undersigned, thereunto duly authorized.

AMKOR TECHNOLOGY, INC.

By: /s/ Kenneth T. Joyce

Kenneth T. Joyce
President and Chief Executive Officer
Date: February 24, 2010

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth T. Joyce and Joanne Solomon, and each of them, his attorneys-in-fact, and agents, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and conforming all that said attorneys-in-fact and agents of any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Kenneth T. Joyce Kenneth T. Joyce	President and Chief Executive Officer	February 24, 2010
/s/ Joanne Solomon Joanne Solomon	Executive Vice President and Chief Financial Officer	February 24, 2010
/s/ James J. Kim James J. Kim	Executive Chairman	February 24, 2010
/s/ Roger A. Carolin Roger A. Carolin	Director	February 24, 2010
/s/ Winston J. Churchill Winston J. Churchill	Director	February 24, 2010
/s/ John T. Kim John T. Kim	Director	February 24, 2010
/s/ John F. Osborne John F. Osborne	Director	February 24, 2010
Stephen G. Newberry	Director	
/s/ James W. Zug James W. Zug	Director	February 24, 2010

EXHIBIT INDEX

2.1 Stock Purchase Agreement, dated as of June 3, 2004, by and among Amkor Technology, Inc., Unitive Semiconductor Taiwan Corporation and Certain Shareholders of Unitive Semiconductor Taiwan Corporation, along with Letter Agreement dated July 9, 2004 regarding Amendment to Stock Purchase Agreement and Loan Agreement by and among Amkor Technology, Inc., Unitive Semiconductor Taiwan Corporation and Sellers' Representative on Behalf of each Seller.(8)

2.2 Sales Contract of Commodity Premises between Shanghai Waigaoqiao Free Trade Zone Xin Development Co., Ltd. and Amkor Assembly & Test (Shanghai) Co., Ltd. dated May 7, 2004.(7)

3.1 Certificate of Incorporation.(1)

3.2 Certificate of Correction to Certificate of Incorporation.(3)

3.3 Restated Bylaws.(21)

4.1 Specimen Common Stock Certificate.(2)

4.2 Indenture dated May 8, 2003, between Amkor Technology, Inc. and U.S. Bank N.A., relating to the 7.75% Senior Notes due May 15, 2013.(4)

4.3 Indenture dated March 12, 2004, between Amkor Technology, Inc. and Wells Fargo Bank, N.A., relating to the 7.125% Senior Notes due March 15, 2011.(6)

4.4 Indenture, dated November 18, 2005, by and between Amkor Technology, Inc. and U.S. National Bank Association as Trustee, 6.25% Convertible Subordinated Notes due 2013.(11)

4.5 Indenture, dated May 26, 2006, among Amkor Technology, Inc., the Guarantors party thereto and U.S. Bank National Association, relating to the 9.25% Senior Notes due 2016.(12)

4.6 Indenture, dated May 26, 2006, between Amkor Technology, Inc. and U.S. Bank National Association, relating to the 2.50% Convertible Senior Subordinated Notes due 2011.(12)

4.7 Supplemental Indenture, dated as of June 30, 2006, among Amkor, AIH, ATL, ATP and U.S. Bank, as Trustee, to Indenture, dated as of May 8, 2003, among Amkor and U.S. Bank, regarding Amkor's 7.75% Senior Notes due 2013.(13)

4.8 Supplemental Indenture, dated as of June 30, 2006, among Amkor, AIH, ATL, ATP and Wells Fargo Bank, N.A., as Trustee, to Indenture, dated as of March 12, 2004, among Amkor and Wells Fargo Bank, N.A., regarding Amkor's 7.125% Senior Notes due 2011.(13)

4.9 Supplemental Indenture, dated as of June 30, 2006, among Amkor, AIH, ATL, ATP and U.S. Bank, as Trustee, to Indenture, dated as of May 26, 2006, among Amkor and U.S. Bank, regarding Amkor's 9.25% Senior Notes due 2016.(13)

4.10 Supplemental Indenture, dated as of October 29, 2004, among Amkor, Unitive and U.S. Bank, as Trustee, to Indenture, dated as of May 8, 2003, among Amkor and U.S. Bank, regarding Amkor's 7.75% Senior Notes due 2013.(9)

4.11 Supplemental Indenture, dated as of October 29, 2004, among Amkor, Unitive Electronics and U.S. Bank, as Trustee, to Indenture, dated as of May 8, 2003, among Amkor and U.S. Bank, regarding Amkor's 7.75% Senior Notes due 2013.(9)

4.12 Supplemental Indenture, dated as of October 29, 2004, among Amkor, Unitive and Wells Fargo Bank, N.A., as Trustee, to Indenture, dated as of March 12, 2004, among Amkor and Wells Fargo Bank, N.A., regarding Amkor's 7.125% Senior Notes due 2011.(9)

4.13 Supplemental Indenture, dated as of October 29, 2004, among Amkor, Unitive Electronics and Wells Fargo Bank, N.A., as Trustee, to Indenture, dated as of March 12, 2004, among Amkor and Wells Fargo Bank, N.A., regarding Amkor's 7.125% Senior Notes due 2011.(9)

4.14 Supplemental Indenture, dated as of January 5, 2005, among Amkor, AIH, P-Four, ATL, AAP and U.S. Bank, as Trustee, to Indenture, dated as of May 8, 2003, among Amkor and U.S. Bank, regarding Amkor's 7.75% Senior Notes due 2013.(10)

4.15 Supplemental Indenture, dated as of January 5, 2005, among Amkor, AIH, P-Four, ATL, AAP and Wells Fargo Bank, N.A., as Trustee, to Indenture, dated as of March 12, 2004, among Amkor and Wells Fargo Bank, N.A., regarding Amkor's 7.125% Senior Notes due 2011.(10)

4.16 Indenture, dated as of April 1, 2009, between Amkor Technology, Inc. and U.S. Bank National Association, as trustee regarding 6.00% Convertible Senior Subordinated Notes due 2014.(18)

4.17	Form of Note for Amkor's 6.00% Convertible Senior Subordinated Notes due 2014.(18)
4.18	Letter Agreement, dated March 26, 2009, between Amkor Technology, Inc., James J. Kim and 915 Investments, LP.(18)
10.1	Form of Indemnification Agreement for directors and officers.(2)
10.2	1998 Stock Plan, as amended.(17)*
10.3	Form of Stock Option Agreement under the 1998 Stock Plan.(11)*
10.4	Contract of Lease between Corinthian Commercial Corporation and Amkor/Anam Pilipinas Inc., dated October 1, 1990.(1)
10.5	Contract of Lease between Salcedo Sunvar Realty Corporation and Automated Microelectronics, Inc., dated May 6, 1994.(1)
10.6	Lease Contract between AAPI Realty Corporation and Amkor/Anam Advanced Packaging, Inc., dated November 6, 1996.(1)
10.7	1998 Director Option Plan and form of agreement thereunder.(2)*
10.8	2003 Nonstatutory Inducement Grant Stock Plan, as amended.(17)*
10.9	2007 Equity Incentive Plan.(15)*
10.10	Form of Stock Option Agreement under the 2007 Equity Incentive Plan.(16)*
10.11	2007 Executive Incentive Bonus Plan.(15)*
10.12	Credit Facility Agreement, dated March 30, 2007, between Woori Bank and Amkor Technology Korea, Inc.(14)
10.13	Additional Agreement, dated March 30, 2007, between Woori Bank and Amkor Technology Korea, Inc.(14)
10.14	General Terms and Conditions for Bank Credit Transactions, dated March 30, 2007, between Woori Bank and Amkor Technology Korea, Inc.(14)
10.15	Kun-Mortgage Agreement, dated March 30, 2007, between Woori Bank and Amkor Technology Korea, Inc.(14)
10.16	Kun-Guarantee, dated March 30, 2007, delivered by Amkor Technology, Inc. to Woori Bank.(14)
10.17	Voting Agreement by and among Amkor Technology, Inc. and the Investors named therein, dated November 18, 2005.(11)
10.18	Working Capital Facility Agreement, dated January 20, 2009, between China Construction Bank Co., Ltd. And Amkor Assembly and Test (Shanghai) Co., Ltd.(20)
10.19	Real Property Mortgage Agreement, dated January 20, 2009, between China Construction Bank Co., Ltd. and Amkor Assembly and Test (Shanghai) Co., Ltd.(20)
10.20	2009 Voting Agreement, dated as of March 26, 2009, between Amkor Technology, Inc., James J. Kim and 915 Investments, LP.(18)
10.21	Amended and Restated Loan and Security Agreement, dated as of April 16, 2009, among Amkor Technology, Inc., its subsidiaries from time to time party thereto, the lending institutions from time to time party thereto and Bank of America, N.A., as administrative agent.(19)
10.22	Separation of Employment and Release Agreement, dated October 8, 2009, by and between KyuHyun Kim and Amkor Technology Korea, Inc.(22)*
12.1	Computation of Ration of Earnings to Fixed Charges
14.1	Amkor Technology, Inc. Code of Business Conduct and Ethical Guidelines.(5)
14.2	Amkor Technology, Inc. Director Code of Ethics.(5)
21.1	List of subsidiaries of the Registrant.
23.1	Consent of PricewaterhouseCoopers LLP.
31.1	Certification of Kenneth T. Joyce, Chief Executive Officer of Amkor Technology, Inc., Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
31.2	Certification of Joanne Solomon, Chief Financial Officer of Amkor Technology, Inc., Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.

32.1 Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Indicates management compensatory plan, contract or arrangement.

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 filed October 6, 1997 (File No. 333-37235).

(2) Incorporated by reference to the Company's Registration Statement on Form S-1 filed on October 6, 1997, as amended on March 31, 1998 (File No. 333-37235).

(3) Incorporated by reference to the Company's Registration Statement on Form S-1 filed on April 8, 1998, as amended on August 26, 1998 (File No. 333-49645).

(4) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 9, 2003.

(5) Incorporated by reference to the Company's Quarterly Report on Form 10-K filed March 4, 2004.

(6) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 5, 2004.

(7) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed August 6, 2004.

(8) Incorporated by reference to the Company's Current Report on Form 8-K filed on September 3, 2004.

(9) Incorporated by reference to the Company's Current Report on Form 8-K filed on November 4, 2004.

(10) Incorporated by reference to the Company's Current Report on Form 8-K filed on January 10, 2005.

(11) Incorporated by reference to the Company's Annual Report on Form 10-K filed on March 16, 2006.

(12) Incorporated by reference to the Company's Current Report on Form 8-K filed on May 31, 2006.

(13) Incorporated by reference to the Company's Current Report on Form 8-K filed on July 7, 2006.

(14) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 4, 2007.

(15) Incorporated by reference to the Company's Current Report on Form 8-K filed August 10, 2007.

(16) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 5, 2008.

(17) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed August 7, 2008.

(18) Incorporated by reference to the Company's Current Report on Form 8-K filed on April 1, 2009.

(19) Incorporated by reference to the Company's Current Report on Form 8-K filed on April 16, 2009.

(20) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 6, 2009.

(21) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed August 5, 2009.

(22) Incorporated by reference to the Company's Current Report on Form 8-K filed on October 15, 2009.

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Corporate Information

Board of Directors

James J. Kim
Executive Chairman

Kenneth T. Joyce
President and Chief Executive Officer

Roger A. Carolin [1,2]
Venture Partner
SCP Partners

Winston J. Churchill [3]
Chair: Nominating and Governance Committee
Managing General Partner,
SCP Partners and Chairman, CIP Capital Management, Inc.

John T. Kim
Director

Stephen G. Newberry [2,3]
President & Chief Executive Officer
Lam Research

John F. Osborne [1,2]
Chair: Compensation Committee
Director

James W. Zug [1,3]
Chair: Audit Committee
Retired Managing Director
PricewaterhouseCoopers LLP

[1] Member Audit Committee
[2] Member Compensation Committee
[3] Member Nominating & Governance Committee

Corporate Management

Kenneth T. Joyce
President
and Chief Executive Officer

James M. Fusaro
Executive Vice President
Assembly and Test Product Management

JooHo Kim
President, Amkor Technology Korea and Executive Vice President
Worldwide Manufacturing Operations

Michael J. Lamble
Executive Vice President
Worldwide Sales

Eric R. Larson
Executive Vice President
New Business Strategy and Corporate Development

Joanne Solomon
Executive Vice President and
Chief Financial Officer

Gil C. Tily
Executive Vice President, Chief Administrative Officer,
General Counsel and
Corporate Secretary

Corporate Headquarters

1900 South Price Road
Chandler, AZ 85286
Tel: 480-821-5000

Stock Trading

Amkor Technology, Inc.'s common stock is traded on the Nasdaq Global Select Market under the symbol AMKR.

Transfer Agent and Registrar

Computershare Trust Co. N.A.

First Class, Registered & Certified:
P.O. Box 43078
Providence, RI 02940-3078

Overnight Courier:
250 Royall Street
Canton, MA 02021
Phone: 877-498-8861
Fax: 617-360-6900

International Shareholders:
Phone: 781-575-2879

Independent Auditors

PricewaterhouseCoopers LLP
1850 North Central Avenue, Suite 700
Phoenix, AZ 85004
Phone: 602-364-8000

Legal Counsel

Wilson Sonsini Goodrich & Rosati PC
650 Page Mill Road
Palo Alto, CA 94304

A copy of the company's Form 10-K, filed with the Securities and Exchange Commission is available upon written request to:

Investor Relations
Amkor Technology, Inc.
1900 South Price Road
Chandler, AZ 85286

www.amkor.com